         As filed with the Securities and Exchange Commission on January 2, 2002

                                                      Registration No. 333-71136


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

    FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                          PRE-EFFECTIVE AMENDMENT NO. 1

                              SEPARATE ACCOUNT A OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel

                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              Separate Account A of
                The Manufacturers Life Insurance Company (U.S.A.)
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

Form

N-8B-2

Item No. Caption in Prospectus

1        Cover Page; General Information About Manufacturers (Separate Account
         A)

2        Cover Page; General Information About Manufacturers (Manulife USA)

3        *

4        Other Information (Distribution of the Policy)

5        General Information About Manufacturers Life (Separate Account A)

6        General Information About Manufacturers (Separate Account A)

7        *

8        *

9        Other Information (Litigation)

10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information

11       General Information About Manufacturers (Manufacturers Investment
         Trust)

12       General Information About Manufacturers (Manufacturers Investment
         Trust)

13       Charges and Deductions

14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15       Issuing A Policy

16       General Information About Manufacturers (Manufacturers Investment
         Trust)

17       Policy Surrender and Partial Withdrawals

18       General Information About Manufacturers

19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20       *

21       Policy Loans

22       *

23       **

24       Other Provisions of the Policy

25       General Information About Manufacturers (Manulife USA)

26       *

27       General Information About Manufacturers (Manulife USA);
         Other Information (Distribution of the Policy)

28       Other Information (Officers and Directors)

29       General Information About Manufacturers (Manulife USA)

30       *

31       *

32       *

33       *

34       *

35       **

36       *

37       *

38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39       Other Information (Distribution of the Policies)

40       *

41       Other Information (Distribution of the Policy)

42       Other Information (Distribution of the Policy)

43       *

44       Policy Values --Determination of Policy Value; Units and Unit Values)

45       *

46 Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)

47       General Information About Manufacturers (Manufacturers Investment
         Trust)

48       *

49       *

50       General Information About Manufacturers

51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52       Other Information (Substitution of Portfolio Shares)

53 General Information About Manufacturers Life (Separate Account A); Tax Treatment of the Policy

54       *

55       *

56       *

57       *

58       *

59       Financial Statements

* Omitted since answer is negative or item is not applicable.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

                              SEPARATE ACCOUNT A OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)

                                  VENTURE SPVL

            A MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY


This prospectus describes Venture SPVL, a modified single premium variable life insurance policy (the "Policy"). The Manufacturers Life Insurance Company (U.S.A.) (the "Company," "Manulife USA," "we" or "us") offers the Policy on both a single life and a survivorship basis.



Policy Value may accumulate on a fixed basis or vary with the investment performance of the sub-accounts of Manulife USA'S Separate Account A (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust and the corresponding statement of additional information describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and Portfolios may be added in the future.


EXCEPT FOR CERTAIN POLICIES ISSUED IN EXCHANGE FOR A POLICY WHICH IS NOT A MODIFIED ENDOWMENT CONTRACT (A "MEC"), THE POLICY WILL BE TREATED AS A MEC FOR FEDERAL INCOME TAX PURPOSES. AS A RESULT, ANY LOAN, PARTIAL WITHDRAWAL, ASSIGNMENT, PLEDGE, LAPSE OR SURRENDER OF THE POLICY (OR ANY LOAN, PARTIAL WITHDRAWAL, ASSIGNMENT OR PLEDGE OF THE POLICY WITHIN TWO YEARS BEFORE THE POLICY BECOMES A MEC) MAY BE SUBJECT TO INCOME TAX AND A 10% PENALTY TAX.

BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The Manufacturers Life Insurance Company (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304


                 The date of this Prospectus is January 1, 2002

Table of Contents


POLICY SUMMARY...........................................................................................4
   General...............................................................................................4
   Death Benefits........................................................................................4
   Premiums..............................................................................................4
   Policy Value..........................................................................................4
   Policy Loans..........................................................................................4
   Surrender and Partial Withdrawals.....................................................................4
   Lapse and Reinstatement...............................................................................4
   Taxation of Policy Benefits...........................................................................5
   Charges and Deductions................................................................................5
   Table of Investment Management Fees and Expenses......................................................7
   Table of Investment Options and Investment Subadvisers................................................9
GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNT AND THE TRUST..............................11
   Manulife USA.........................................................................................11
   The Separate Account.................................................................................11
   The Trust............................................................................................12
   Investment Objectives of the Portfolios..............................................................12
ISSUING A POLICY........................................................................................16
   Requirements.........................................................................................16
   Temporary Insurance Agreement........................................................................17
   Right to Examine the Policy..........................................................................17
   Life Insurance Qualification.........................................................................18
PREMIUM PAYMENTS........................................................................................19
   Initial Premiums.....................................................................................19
   Premium Allocation...................................................................................20
   Maximum Premium Limitation...........................................................................20
CHARGES AND DEDUCTIONS..................................................................................20
   Premium Load.........................................................................................20
   Surrender Charges....................................................................................20
   Monthly Charges......................................................................................21
   Mortality and Expense Risks Charge...................................................................22
   Charges for Transfers................................................................................22
   Reduction in Charges.................................................................................22
   Special Provisions for Exchanges.....................................................................23
POLICY VALUE............................................................................................23
   Determination of the Policy Value....................................................................23
   Units and Unit Values................................................................................23
   Transfers of Policy Value............................................................................24
POLICY LOANS............................................................................................25
   Effect of Policy Loan................................................................................25
   Interest Charged on Policy Loans.....................................................................25
   Loan Account.........................................................................................25
POLICY SURRENDER AND PARTIAL WITHDRAWALS................................................................26
   Policy Surrender.....................................................................................26
   Partial Withdrawals..................................................................................27
LAPSE AND REINSTATEMENT.................................................................................27
   Lapse................................................................................................27
THE GENERAL ACCOUNT.....................................................................................28
   Fixed Account........................................................................................28
OTHER PROVISIONS OF THE POLICY..........................................................................29
   Beneficiary..........................................................................................29
   Incontestability.....................................................................................29
   Misstatement of Age or Sex...........................................................................29
   Suicide Exclusion....................................................................................29
   Supplementary Benefits...............................................................................29
TAX TREATMENT OF THE POLICY.............................................................................29
OTHER INFORMATION.......................................................................................34
   Payment of Proceeds..................................................................................34
   Reports to Policyowners..............................................................................34
   Distribution of the Policies.........................................................................34

   Voting Rights........................................................................................35
   Substitution of Portfolio Shares.....................................................................35
   Records and Accounts.................................................................................35
   State Regulations....................................................................................36
   Litigation...........................................................................................36
   Further Information..................................................................................36
   Officers and Directors...............................................................................36
   Appendix A- Definitions...............................................................................A
   Appendix B- Sample Illustrations of Policy Values, Cash Surrender Values and Death Benefits...........B
   Appendix C- Audited Financial Statements..............................................................C


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED THEREIN. NO CLAIM IS MADE THAT THIS VARIABLE LIFE INSURANCE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

POLICY SUMMARY

GENERAL

This Policy may be issued either as a modified single premium variable life insurance policy or as a modified single premium survivorship variable life insurance policy. We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states and the terms of your Policy and any endorsement or rider, supersede the disclosure in this prospectus.

DEATH BENEFITS

The Policy provides a death benefit in the event of the death of the Life Insured. The death benefit is the FACE AMOUNT OF THE POLICY at the date of death (less any Policy Debt and outstanding Monthly Deductions due) or, if greater, the Minimum Death Benefit (less any Policy Debt and outstanding Monthly Deductions due).

PREMIUMS

The Policy permits the payment of a large initial premium. The initial premium may be 80%, 90% or 100% of the Guideline Single Premium (based on Face Amount). However, in the case of simplified underwriting, and in order to qualify for the Lapse Protection Benefit, 100% of the Guideline Single Premium is required. The minimum single premium is $25,000. Additional premiums will be accepted only under certain conditions as stated under "Premium Payments - Subsequent Premiums." Premiums will be allocated, according to your instructions and at the Company's discretion, to one or more of our general account (the "Fixed Account") and the sub-accounts of the Separate Account of the Company. You (the policyowner) may change your allocation instructions at any time. You may also transfer amounts among the accounts.

POLICY VALUE

The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS

You may borrow an amount not to exceed 90% of your Policy's Net Cash Surrender Value. Loan interest at a rate of 6.00% is due on each Policy Anniversary. Preferred interest rates are also available in the case of loans on amounts that represent Earnings on the Policy. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death, or upon surrender. Policy loans may have tax consequences. See section entitled "Tax Treatment of the Policy" for a discussion of the potential Federal income tax implications of a loan from the Policy.

SURRENDER AND PARTIAL WITHDRAWALS

You may make a partial withdrawal of your Policy Value. A partial withdrawal will result in a reduction in the Face Amount of the Policy . A partial withdrawal may result in a surrender charge if made during the Surrender Charge Period.

You may surrender your Policy for its Net Cash Surrender Value at any time while the Life Insured is living. The Net Cash Surrender Value is equal to the Policy Value less the sum of (a) Surrender Charges, (b) outstanding Monthly Deductions due, and (c) Policy Debt.

See section entitled "Tax Treatment of the Policy" for a discussion of the potential Federal income tax implications of a surrender of, or partial withdrawal from, the Policy.

LAPSE AND REINSTATEMENT

Unless the Lapse Protection Benefit is in effect, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A Policy could also lapse if the Policy Debt is greater than the Cash Surrender Value since the Lapse Protection Benefit terminates on any date that the Policy Debt exceeds the Cash Surrender Value.

A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. However, in the case of a Survivorship Policy, the Policy may not be reinstated if any of the Life Insured have died since the Policy lapsed. We will require evidence of insurability along with a certain amount of premium as described under "Reinstatement."

See section entitled "Tax Treatment of the Policy" for a discussion of the potential Federal income tax implications of a lapse and reinstatement of the Policy.

TAXATION OF POLICY BENEFITS

         Characterization of a Policy as a MEC.

Section 7702A of the Internal Revenue Code (the "Code") establishes a class of life insurance contracts designated as Modified Endowment Contracts ("MECs"), which applies to Policies entered into or materially changed after June 20, 1988. In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy paid up future benefits after the payment of seven level annual premiums (the "seven-pay test"). The determination of whether a Policy will be a MEC after a material change generally depends upon the relationship of the death benefit and the Policy Value at the time of such change and the additional premiums paid in the seven years following the material change. In general, this Policy will constitute a MEC unless:

(1) it was received in exchange for another life insurance policy which was not a MEC,

(2) no premium payments (other than the exchanged policy) are paid into the Policy during the first seven Policy years, and

(3) the death benefit on the new Policy is not less than the death benefit on the exchanged policy.

If the death benefit on the new policy is less than the death benefit on the exchanged policy, the new policy may become a MEC if (1) the exchanged policy was, at the time of the exchange, subject to the MEC rules, (2) premiums payments had been made to the old policy after it had become subject to the MEC rules, and (3) the exchanged policy was in a seven-pay test period at the time of exchange or, in the case of a Survivorship Policy, the Policy was issued (or deemed issued) after September 13, 1989.

In addition, even if the Policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the Policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven Policy years.

         Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the Policy is a MEC, withdrawals from the Policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the Policy value exceeds the investment in the Policy. The amount of any loan (including unpaid interest thereon) under the Policy will be treated as a withdrawal from the Policy for tax purposes. In addition, if you assign or pledge any portion of the value of a Policy (or agree to assign or pledge any portion), such portion will be treated as a withdrawal from the Policy for tax purposes. Your investment in the Policy is increased by the amount includible in income with respect to such assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy which is a MEC, you should consult a qualified tax adviser.

         MEC Penalty Tax. Generally, withdrawals (or the amount of any deemed withdrawals) from a MEC are subject to a penalty tax equal to 10% of the portion of the withdrawal that is includible in income, unless the withdrawals are made
(1) after you attain age 59 1/2, (2) because you have become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over your life (or the joint lives or life expectancies of you and your beneficiary, as defined in the tax law).

         For further information regarding the tax treatment of Policies that are MECs, see "Tax Treatment of the Policy - Tax Treatment of Policy Benefits."

CHARGES AND DEDUCTIONS

We assess certain charges and deductions in connection with the Policy. These include:

         - charges assessed monthly for mortality and expense risks, cost of insurance and administration expenses,

         -        charges deducted from premiums paid, and

         - charges assessed on surrender, lapse or withdrawal of Net Cash Surrender Value.

These charges are summarized in the Table of Charges and Deductions. Unless you otherwise specify and we allow, the monthly deduction will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each bears to the Net Policy Value immediately prior to the deduction. However, the mortality and expense risk charge will only be allocated among the Investment Accounts.

In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS

You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of our Separate Account Three. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940.

The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your Policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations. Please discuss this matter with your financial adviser.

INVESTMENT MANAGEMENT FEES AND EXPENSES

The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS

Surrender Charge

The total amount of the surrender charge is determined by multiplying the amount withdrawn or surrendered in excess of the free withdrawal amount by the applicable surrender charge percentage shown in the following table.

                    POLICY YEAR            SURRENDER CHARGE
                    -----------            ----------------
                         1                      10.00%
                         2                       9.00%
                         3                       8.00%
                         4                       7.00%
                         5                       6.00%
                         6                       5.00%
                         7                       4.00%
                         8                       3.00%
                         9                       1.50%
                        10+                      0.00%

If necessary, the Company will reduce the surrender charge deducted upon a partial withdrawal or a surrender of the Policy so that the sum of all premium loads, the administration charges and surrender charge deducted (including the surrender charge to be deducted upon such partial withdrawal or surrender) does not exceed 10% of aggregate payments made during the first Policy Year.

Monthly Deductions:        -        A premium load of 0.030% of Policy Value is
                                    deducted monthly (equivalent to 0.360%
                                    annually) for the first 10 Policy Years. If additional premium payments are made, the 0.030% premium load for a particular premium payment is deducted from the Policy Value corresponding to the premium payment for 10
                                    Policy Years following the premium payment.
                                    Approximately, 13% of the premium load is expected to cover acquisition and sales expenses, 20% federal taxes and 67% state taxes.

                           - An administration charge of $7.50 plus 0.010% monthly (equivalent to 0.12% annually).

                           -        The cost of insurance charge.

                           - Any additional charges for supplementary benefits, if applicable.

                           - A mortality and expense risks charge. This charge is calculated as a percentage of the value of the Investment Accounts and is assessed against the Investment Accounts. The charge varies by Policy Year as follows:

                          Guaranteed Monthly         Guaranteed Annual
   Policy Years          Mortality and Expense     Mortality and Expense
                            Risks Charge               Risks Charge
----------------------------------------------------------------------------
       1-10                     0.075%                    0.900%
        10+                     0.025%                    0.300%


                           All of the above charges, except the mortality and expense risks charge, are deducted from the Net Policy Value.

Loan Charges:              A fixed loan interest rate of 6.00% annually.
                           Interest credited to amounts in the Loan Account is guaranteed not to be less than 4.00% at all times.
                           The maximum loan amount is 90% of the Net Cash
                           Surrender Value.


Transfer Charge:           A charge of $25 per transfer for each transfer in
                           excess of 12 in a Policy Year.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

         TRUST ANNUAL EXPENSES


         (as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)(I)



                                                                                                        TOTAL TRUST
                                                                                   OTHER EXPENSES     ANNUAL EXPENSES
                                       MANAGEMENT                                  (AFTER EXPENSE      (AFTER EXPENSE
      TRUST PORTFOLIO                     FEES          CLASS A RULE 12b-1 FEE     REIMBURSEMENT)      REIMBURSEMENT)
----------------------------------------------------------------------------------------------------------------------
Internet Technologies .......            1.000%                 0.150%                 0.130%               1.280%(E)
Pacific Rim Emerging Markets             0.700%                 0.150%                 0.180%               1.030%
Telecommunications ..........            0.950%                 0.150%                 0.130%               1.230%(A)
Science & Technology ........            0.916%(F)              0.150%                 0.040%               1.106%
International Small Cap .....            0.914%                 0.150%                 0.440%               1.504%
Health Sciences .............            0.950%(F)              0.150%                 0.130%               1.230%(A)
Aggressive Growth ...........            0.850%                 0.150%                 0.070%               1.070%
Emerging Small Company ......            0.896%                 0.150%                 0.050%               1.096%
Small Company Blend .........            0.900%                 0.150%                 0.140%               1.190%
Dynamic Growth ..............            0.850%                 0.150%                 0.070%               1.070%(E)
Mid Cap Growth ..............            0.850%                 0.150%                 0.280%               1.280%(A)
Mid Cap Opportunities .......            0.850%                 0.150%                 0.230%               1.230%(A)
Mid Cap Stock ...............            0.775%                 0.150%                 0.075%               1.000%
All Cap Growth ..............            0.778%                 0.150%                 0.050%               0.978%
Financial Services ..........            0.800%                 0.150%                 0.090%               1.040%(A)
Overseas ....................            0.800%                 0.150%                 0.200%               1.150%
International Stock .........            0.850%(F)              0.150%                 0.180%               1.180%
International Value .........            0.850%                 0.150%                 0.180%               1.180%
Capital Appreciation ........            0.750%                 0.150%                 0.500%(H)            1.400%(H)
Strategic Opportunities(I)  .            0.700%                 0.150%                 0.050%               0.900%
Quantitative Mid Cap ........            0.650%                 0.150%                 0.070%               0.870%(A)
Global Equity ...............            0.750%                 0.150%                 0.120%               1.020%
Strategic Growth ............            0.750%                 0.150%                 0.120%               1.020%(A)
Growth ......................            0.683%                 0.150%                 0.050%               0.883%

Large Cap Growth ............            0.750%                 0.150%                 0.065%               0.965%
All Cap Value ...............            0.800%                 0.150%                 0.140%               1.090%(A)
Capital Opportunities .......            0.750%                 0.150%                 0.160%               1.060%(A)
Quantitative Equity .........            0.596%                 0.150%                 0.050%               0.796%
Blue Chip Growth ............            0.713%(F)              0.150%                 0.035%               0.898%
Utilities ...................            0.750%                 0.150%                 0.270%               1.170%(A)
Real Estate Securities ......            0.647%(A)              0.150%                 0.060%               0.857%
Small Company Value .........            0.900%(F)              0.150%                 0.190%               1.240%
Mid Cap Value ...............            0.800%                 0.150%                 0.160%               1.110%(A)
Value .......................            0.650%                 0.150%                 0.060%               0.860%
Tactical Allocation .........            0.750%                 0.150%                 0.430%               1.330%(E)
Fundamental Value ...........            0.800%                 0.150%                 0.130%               1.080%(A)
Growth & Income .............            0.524%                 0.150%                 0.040%               0.714%
U.S. Large Cap Value ........            0.725%                 0.150%                 0.055%               0.930%
Equity-Income ...............            0.725%(F)              0.150%                 0.035%               0.910%
Income & Value ..............            0.650%                 0.150%                 0.060%               0.860%
Balanced ....................            0.554%(A)              0.150%                 0.060%               0.764%
High Yield ..................            0.625%                 0.150%                 0.065%               0.840%
Strategic Bond ..............            0.625%                 0.150%                 0.095%               0.870%
Global Bond .................            0.600%                 0.150%                 0.200%               0.950%
Total Return ................            0.600%                 0.150%                 0.065%               0.815%
Investment Quality Bond .....            0.500%                 0.150%                 0.080%               0.730%
Diversified Bond ............            0.600%                 0.150%                 0.060%               0.810%
U.S. Government Securities ..            0.550%                 0.150%                 0.070%               0.770%
Money Market ................            0.350%                 0.150%                 0.040%               0.540%
Small Cap Index .............            0.375%                 0.150%                 0.075%(G)            0.600%(E)
International Index .........            0.400%                 0.150%                 0.050%(G)            0.600%(E)
Mid Cap Index ...............            0.375%                 0.150%                 0.075%(G)            0.600%(E)
Total Stock Market Index ....            0.375%                 0.150%                 0.075%(G)            0.600%(E)
500 Index ...................            0.375%                 0.150%                 0.025%(G)            0.550%(E)
Lifestyle Aggressive 1000(D)             0.070%                 0.000%                 1.038%(B)            1.108%(C)
Lifestyle Growth 820(D) .....            0.055%                 0.000%                 0.966%(B)            1.021%(C)
Lifestyle Balanced 640(D) ...            0.055%                 0.000%                 0.892%(B)            0.947%(C)
Lifestyle Moderate 460(D) ...            0.064%                 0.000%                 0.826%(B)            0.890%(C)
Lifestyle Conservative 280(D)            0.075%                 0.000%                 0.784%(B)            0.859%(C)
---------------------------------------------------------------------------------------------------------------------


         (A)      Based on estimates to be made during the current fiscal year.

         (B)      Reflects expenses of the Underlying Portfolios.

         (C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

                  If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.

                  This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2000) as noted in the chart below:


                                         MANAGEMENT     RULE 12b-1     OTHER        TOTAL TRUST
         TRUST PORTFOLIO                    FEES           FEES       EXPENSES    ANNUAL EXPENSES
         -----------------------------------------------------------------------------------------
         Lifestyle Aggressive 1000..       0.070%         0.000%       1.063%          1.133%
         Lifestyle Growth 820.......       0.055%         0.000%       0.976%          1.031%
         Lifestyle Balanced 640.....       0.055%         0.000%       0.902%          0.957%

         Lifestyle Moderate 460.....       0.064%         0.000%       0.851%          0.915%
         Lifestyle Conservative 280.       0.075%         0.000%       0.816%          0.891%


         (D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

         (E) Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.


         (F) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:


                                                                            FEE REDUCTION
                        COMBINED ASSET LEVELS                    (AS A PERCENTAGE OF THE ADVISORY FEE)
                        First $750 million                                       0.00%
                        Between $750 million and $1.5 billion                    2.50%
                        Between $1.5 billion and $3.0 billion                    3.75%
                        Over $3.0 billion                                        5.00%


                  The fee reductions are applied to the advisory fees of each of the six portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of September 30, 2001, the combined asset level for all six portfolios was approximately $3.396 billion resulting in a fee reduction of 3.408%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.


         (G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.097% and 0.650%, respectively, for the International Index Trust, 0.125% and 0.650%, respectively, for the Small Cap Index Trust, and 0.164% and 0.690%, respectively, for the Mid Cap Index Trust and 0.090% and 0.620%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

         (H) Annualized - For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.700% and 1.600%, respectively. These voluntary expense reimbursements may be terminated at any time.


         (I) Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.


TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS

The Trust currently has twenty-five subadvisers who manage all of the portfolios, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.

         SUBADVISER                                                      PORTFOLIO
         A I M Capital Management, Inc.                                  All Cap Growth Trust
                                                                         Aggressive Growth Trust

         Brinson Advisors, Inc.                                          Tactical Allocation Trust

         (formerly, Mitchell Hutchins Asset Management Inc.)

         Capital Guardian Trust Company                                  Small Company Blend Trust
                                                                         U.S. Large Cap Value Trust
                                                                         Income & Value Trust
                                                                         Diversified Bond Trust

         Cohen & Steers Capital Management, Inc.                         Real Estate Securities Trust

         Davis Select Advisers, L.P.                                     Financial Services Trust
                                                                         Fundamental Value Trust

         The Dreyfus Corporation                                         All Cap Value Trust

         Fidelity Management & Research Company                          Strategic Opportunities Trust(A)
                                                                         Large Cap Growth Trust
                                                                         Overseas Trust

         Founders Asset Management LLC                                   International Small Cap Trust

         Franklin Advisers, Inc.                                         Emerging Small Company Trust

         INVESCO Funds Group, Inc.                                       Telecommunications Trust
                                                                         Mid Cap Growth Trust

         Janus Capital Corporation                                       Dynamic Growth Trust

         Jennison Associates LLC                                         Capital Appreciation Trust

         Lord, Abbett & Co.                                              Mid Cap Value Trust

         Manufacturers Adviser Corporation                               Pacific Rim Emerging Markets Trust
                                                                         Quantitative Equity Trust
                                                                         Quantitative Mid Cap Trust
                                                                         Money Market Trust
                                                                         Index Trusts
                                                                         Lifestyle Trusts(B)
                                                                         Balanced Trust

         Massachusetts Financial Services Company                        Strategic Growth Trust
                                                                         Capital Opportunities Trust
                                                                         Utilities Trust

         Miller Anderson & Sherrerd, LLP                                 Value Trust
                                                                         High Yield Trust

         Munder Capital Management                                       Internet Technologies Trust

         Pacific Investment Management Company                           Global Bond Trust
                                                                         Total Return Trust

         Putnam Investment Management, L.L.C.                            Mid Cap Opportunities Trust
                                                                         Global Equity Trust

         Salomon Brothers Asset Management Inc                           U.S. Government Securities Trust
                                                                         Strategic Bond Trust

         SSgA Funds Management, Inc.                                     Growth Trust
                                                                         Lifestyle Trusts(B)

         T. Rowe Price Associates, Inc.                                  Science & Technology Trust
                                                                         Small Company Value Trust

                                                                         Health Sciences Trust
                                                                         Blue Chip Growth Trust
                                                                         Equity-Income Trust

         T. Rowe Price International, Inc.                               International Stock Trust

         Templeton Investment Counsel, Inc.                              International Value Trust

         Wellington Management Company, LLP                              Growth & Income Trust
                                                                         Investment Quality Bond Trust
                                                                         Mid Cap Stock Trust

         -----------------
         (A)      Formerly, the Mid Cap Blend Trust.

         (B) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.

GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNT AND THE TRUST



MANULIFE USA



We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life") and its subsidiaries, collectively known as Manulife Financial. The Manufacturers Life Insurance Company is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.


RATINGS


The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company (U.S.A.) have received the following ratings from independent ratings agencies:


Standard and Poor's Insurance Ratings Service:     AA+ (for financial strength)
A.M. Best Company:                                 A++ (for financial strength)
Fitch.:                                            AAA (for financial strength)
Moody's Investors Service, Inc.:                   Aa2 (for financial strength)

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to the Company as a measure of the Company's ability to honor the death benefit and lapse protection benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT


The Manufacturers Life Insurance Company of America ("ManAmerica") established its Separate Account Three on August 22, 1986 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to Manulife USA. As a result of this transaction, Manulife USA became the owner of all of ManAmerica's assets, including the assets of the Separate Account Three (now referred to as Separate Account A of Manulife USA) and assumed all of ManAmerica's obligations including those under the Policies. The ultimate parent of both ManAmerica and Manulife USA is Manulife Financial Corporation ("MFC"). Separate Account A of Manulife USA (the "Separate Account") holds assets that are segregated from all of Manulife USA's other assets. The Separate Account is currently used only to support variable life insurance policies.


ASSETS OF THE SEPARATE ACCOUNT

The Company is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of the Company. The Company will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable life insurance policies are general corporate obligations of the Company.

REGISTRATION

The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC. of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of the Company.

THE TRUST

Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the Trust portfolios, except the Lifestyle Trusts and the Equity Index Trust, are subject to a Rule 12b-1 fee of
 .15% of a portfolio's Class A net assets. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for the Company to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity policies and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. The Company may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of the Trust available under the Policies are as follows:

         The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include
         Intranet-related businesses).

         The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

         The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

         The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

         The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

         The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

         The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

         The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

         The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

         The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

         The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase.

         The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.

         The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.

         The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset,s under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

         The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% of the portfolio's assets are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

         The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs)). The portfolio expects to invest primarily in equity securities.

         The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

         The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

         The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

         The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

         The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

         The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

         The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

         The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

         The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

         The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

         The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

         The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

         The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

         The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity and debt securities of domestic and foreign companies in the utilities industry.

         The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

         The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 65% of its total assets in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

         The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolios total assets in equity securities which the subadviser believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

         The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

         The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and
         (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

         The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

         The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

         The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

         The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

         The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

         The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

         The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

         The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

         The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

         The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

         The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

         The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

         The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

         The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

         The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

         The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

         The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

         The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

         The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

         The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

         The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

         The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

         The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

         The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

         *"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.


ISSUING A POLICY

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 20 through 90.

Under current underwriting rules, which are subject to change, proposed insureds are eligible for simplified underwriting without a medical examination if (a) their application responses and initial payment meet simplified underwriting standards and (b) the initial premium is 100% of the Guideline Single Premium. Customary underwriting standards will apply to all other proposed insureds. The maximum initial premium currently permitted on a simplified underwriting basis varies with the issue age of the insured according to the following table. Simplified underwriting is not available for additional premium payments.

                     AGE*              SIMPLIFIED UNDERWRITING MAXIMUM
                                               INITIAL PAYMENT
                    20-29                           $ 30,000
                    30-39                           $ 60,000

                    40-49                           $100,000
                    50-74                           $150,000
                    75-90                           $100,000

*In the case of a Survivorship Policy, the youngest of the Life Insured.

Each Policy has a Policy Date, an Effective Date and an Issue Date (See "Definitions" in Appendix A).

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Incontestability are measured.

If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

         (i) the Policy Date and the Effective Date will be the date the Company receives the check at its service office, and

         (ii)     the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Issue Date, and the policyowner must be in good health on the date the initial premium is received. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

MINIMUM INITIAL FACE AMOUNT

The Company will generally issue a Policy only if it has a Face Amount that corresponds to an initial premium of at least $25,000.

BACKDATING A POLICY

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated.

As of the Effective Date, the premiums paid plus interest credited, net of the premium charge (if any), will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market portfolio for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the Life Insured meets the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional risk rating assigned to it.

RIGHT TO EXAMINE THE POLICY

A Policy may be returned for a refund within 10 days after you received it. Some states provide a longer period of time to exercise this right. The Policy will indicate if a longer time period applies. The Policy can be mailed or delivered to the Company's agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyholder an amount equal to either:

         (1)      the amount of all premiums paid or

         (2)

            (a) the difference between payments made and amounts allocated to the Separate Account and the Fixed Account; plus

            (b) the value of the amount allocated to the Separate Account and the Fixed Account as of the date the returned Policy is received by the Company; minus

             (c)  any partial withdrawals made and policy loans taken.

Whether the amount described in (1) or (2) is refunded depends on the requirements of the applicable state.

If a policyowner requests an increase in face amount, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the right to examine period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

LIFE INSURANCE QUALIFICATION

A Policy must qualify as a life insurance policy for purposes of Section 7702 of the Code by satisfying the Guideline Premium Test.

GUIDELINE PREMIUM TEST

The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below).

Changes to the Policy may affect the maximum amount of premiums, such as:

         -        Change in Risk Classification
         -        Partial Withdrawals
         -        Addition or deletion of supplementary benefits

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit (as described below under "Death Benefit").

DEATH BENEFITS

If the Policy is in force at the time of the death of the Life Insured, the Company will pay an insurance benefit on receiving due proof of death. For a Survivorship Policy, due proof of death must be provided for each of the Life Insured although the insurance benefit is payable on the death of the last to die of the Life Insured. If the Life Insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

The amount payable will be the death benefit, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment.

DEATH BENEFIT

The death benefit is the Face Amount of the Policy at the date of death (less any Policy Debt and outstanding Monthly Deductions due) or, if greater, the Minimum Death Benefit (less any Policy Debt and outstanding Monthly Deductions due). However, if the Maturity Advantage Option is elected and the policyowner elects not to transfer his Investment Account Value to the Fixed Account on the Maturity Date, then the Death Benefit will be equal to the Policy Value at the date of the Life Insured's death.

MINIMUM DEATH BENEFIT

The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the Life Insured in the case of a Single Life Policy (or the youngest of the Life Insured in the case of a Survivorship Policy). The Minimum Death Benefit Percentages are set forth in the Policy.

Therefore, the death benefit will always be at least equal to the Face Amount of the Policy. However, if there is a sufficient increase in Policy Value such that the Policy Value times the applicable Minimum Death Benefit Percentage is greater than the Face Amount, the death benefit will be greater than the Face Amount.

LAPSE PROTECTION BENEFIT

The Lapse Protection Benefit protects the Policy from going into default. As long as this benefit is in force and any outstanding Policy Debt is less than the Cash Surrender Value, the Policy will not go into default.

The Lapse Protection Benefit applies to a Policy only if the initial premium paid is 100% of the Guideline Single Premium for the Face Amount of the Policy. As a result, if you pay less than 100% of the Guideline Single Premium, then you may be required to pay additional premiums in the future in order to prevent your Policy from lapsing.


The Lapse Protection Benefit terminates on the Maturity Date of the Policy unless the Maturity Advantage Option has been elected and the policyowner's existing Investment Account Value is transferred to the Fixed Account on the Maturity Date.


A Policy will not lapse as long as the requirements of the Lapse Protection Benefit are satisfied. However, since the Lapse Protection Benefit allows a Policy to remain in effect with a zero Net Cash Surrender Value, a policyowner utilizing this benefit may forego the advantage of building up a significant Policy Value under the Policy.

MATURITY DATE

Provided that the Policy is in force and the Life Insured is alive (or the last to die of the Life Insured in the case of a Survivorship Policy), the Company will pay the policyowner the Policy Value (less any outstanding Policy Debt) calculated as of the Maturity Date.

MATURITY ADVANTAGE OPTION

If the Life Insured is alive (or in the case of a Survivorship Policy, the last to die of the Life Insured is alive) on the Maturity Date, the policyowner may elect to continue the Policy. The policyowner's written election to continue the Policy must be received at the Service Office prior to the Maturity Date. If this election is made, the Policy will continue in force subject to the following:

         (a) unless the policyowner elects otherwise, any existing Investment Account Value will be transferred to the Fixed Account (If the Policyowner elects not to transfer the Investment Account Value, the death benefit will be equal to the Policy Value at the date of the Life Insured's death);

         (b) no additional premium payments will be accepted although loan repayments will be accepted;

         (c) no additional charges or deductions (as described under "Charges and Deductions") will be assessed;

         (d)      interest on any Policy Debt will continue to accrue;

         (e) the death benefit described above will be payable to the beneficiary upon receipt of due proof of death of the Life Insured.

The death benefit payable after the Maturity Date if the Maturity Advantage Option is elected is the greater of the Face Amount or the Minimum Death Benefit (as described above) less any Policy Debt due at the date of death.

If the Policy is continued after the Maturity Date, the Policy will go into default after the Maturity Date if the Policy Debt equals or exceeds the Policy Value. The Company will notify the policyowner of the default and will allow a 61 day grace period (from the date the Policy goes into default) in which the policyowner may make a payment of the loan interest which would then bring the Policy out of default. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.


PREMIUM PAYMENTS

INITIAL PREMIUMS


The Policy permits the payment of a large initial premium and, subject to the restrictions described below, additional premiums. The minimum initial premium is $25,000. The policyowner may choose an initial premium that is 80%, 90% or 100% of the Guideline Single Premium (based on Face Amount selected by the policyowner). In the case of simplified underwriting, the initial premium must be 100% of the Guideline Single Premium for the Face Amount of the Policy.


The Lapse Protection Benefit applies to a Policy only if the initial premium paid is 100% of the Guideline Single Premium for the Face Amount of the Policy. As a result, if you pay less than 100% of the Guideline Single Premium, then you may be required to pay additional premiums in the future in order to prevent your Policy from lapsing. Therefore, prospective policyowners should discuss with their financial adviser the appropriate percentage of Guideline Single Premium for a given Face Amount.

No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

SUBSEQUENT PREMIUMS

After payment of the initial premium, additional premiums may be made subject to the following conditions:

         (a) while there is an outstanding Policy Debt, any additional premium payment will be applied first to repay the loan;

         (b) Face Amount increases are not permitted in connection with additional premiums (Therefore, the total of all premiums paid for a Policy may not exceed 100% of the Guideline Single Premium for the Face Amount of the Policy);

         (c) the Company may refuse or refund any premium payment (or any portion of such premium payment) that would cause the Policy to fail to qualify as life insurance under Section 7702 of the Code; and

         (d) additional premiums may require evidence of insurability on the Life Insured satisfactory to the Company unless the additional premium is applied to repay a loan.

The Company will add additional premiums to Policy Value as of the Business Day it receives the additional premium at its Service Office unless evidence of insurability is required in which case the additional premium will be added to Policy Value as of the Business Day the Company's underwriters approve the additional premium.

PREMIUM ALLOCATION


On the later of the Effective Date or the Business Day a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market portfolio for the duration of the Right to Examine period.


Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office. A policyowner may also change premium allocation by telephone if he or she has a currently valid authorization form on file with the Company.

MAXIMUM PREMIUM LIMITATION

The Policy is issued under the Guideline Premium Test which requires that in no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.


CHARGES AND DEDUCTIONS

PREMIUM LOAD

A Premium Load of 0.030% of Policy Value is deducted monthly (equivalent to 0.360% annually) for the first 10 Policy Years. If additional premium payments are made, the 0.030% premium load for a particular premium payment is deducted from the amount of Policy Value corresponding to the premium payment for 10 Policy Years following the premium payment. For example, if:


         -        the initial premium payment is $100,000,

         -        an additional premium payment of $50,000 is made in Policy
                  Year 7, and

         - the Policy Value at the time the additional premium payment is made is $200,000 (including the additional premium payment),


then, 0.030% will be deducted from 75% of Net Policy Value in Policy Years 7 through 10 and an additional 0.030% will be deducted from 25% of Net Policy Value in Policy Years 7 through 16.

Unless otherwise allowed by the Company and specified by the policyowner, the premium load will be allocated among the Investment Accounts and the Fixed Account in the Policy in the same proportion as the Policy Value in each bears to the Net Policy Value. The premium load is designed to cover a portion of the Company's acquisition and sales expenses and federal and premium taxes.

SURRENDER CHARGES

During the Surrender Charge Period, the Company will deduct a Surrender Charge if:

         -        the Policy is surrendered for its Net Cash Surrender Value,

         -        a partial withdrawal is made (above the Free Withdrawal
                  Amount), or

         -        the Policy terminates due to default.

The surrender charge, together with a portion of the premium load, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

SURRENDER CHARGE CALCULATION

The Surrender Charge is determined by multiplying the amount withdrawn or surrendered in excess of the Free Withdrawal Amount by the applicable total Surrender Charge percentage shown in the table below.

                       POLICY YEAR            SURRENDER CHARGE
                       -----------            ----------------
                            1                      10.00%
                            2                       9.00%
                            3                       8.00%
                            4                       7.00%
                            5                       6.00%
                            6                       5.00%
                            7                       4.00%
                            8                       3.00%
                            9                       1.50%
                           10+                      0.00%

If necessary, we will reduce the surrender charge deducted upon a partial withdrawal or a surrender of the Policy so that the sum of all premium loads, the administration charges and surrender charge deducted (including the surrender charge to be deducted upon such partial withdrawal or surrender) does not exceed 10% of aggregate payments made during the first Policy Year.

We will allocate the deduction of the Surrender Charge for a withdrawal to the Fixed Account and the Investment Accounts in the same proportion that the withdrawal from each account bears to the total withdrawal. If the withdrawal plus the Surrender Charge allocated to a particular account are greater than the value of that account, we will reduce the portion of the withdrawal allocated to that account. We will reduce the allocated portion so that the withdrawal plus the charge allocated to the account equals the value of the account. If the amount in all accounts is not sufficient to pay the Surrender Charge, we will reduce the amount of the withdrawal.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

FREE WITHDRAWAL AMOUNT

A portion of the Net Cash Surrender Value may be withdrawn without being subject to a Surrender Charge (the "Free Withdrawal Amount"). The Free Withdrawal Amount is the greater of 10% of the total premiums or 100% of Earnings. In determining what, if any, portion of a partial withdrawal is in excess of the Free Withdrawal Amount, all previous partial withdrawals that have occurred in the current Policy Year are included.

MONTHLY CHARGES

On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Maturity Date. On and after the Maturity Date, if there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These charges consist of:

         -        a Premium Load, if applicable;

         -        an administration charge;

         -        a charge for the cost of insurance;

         -        a mortality and expense risks charge;

         - if applicable, a charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by the Company and specified by the policyowner, the Monthly Deduction will be allocated among the Investment Accounts and the Fixed Account in the Policy in the same proportion as the Policy Value in each bears to the Net Policy

Value immediately prior to the deduction. However, the mortality and expense risk charge will only be allocated among the Investment Accounts.

ADMINISTRATION CHARGE

This charge will be equal to $7.50 per Policy Month plus 0.010% of Net Policy Value deducted monthly (equivalent to .12% annually). The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.

COST OF INSURANCE CHARGE

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month.

The net amount at risk is equal to (a) minus (b) where:

         (a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and

         (b)      is the Policy Value as of the first day of the Policy Month.

The rates for the cost of insurance are based upon the issue age, duration of coverage, sex, and Risk Classification of the Life Insured. For a Survivorship Policy, the rates are determined for each of the Life Insured on the basis described above and then are blended to produce a single cost of insurance rate.

Cost of insurance rates will generally increase with the age of the Life Insured. The first year cost of insurance rate is guaranteed.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the Life Insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Smoker Distinct Mortality tables.

MORTALITY AND EXPENSE RISKS CHARGE

A monthly charge equal to a percentage of the value of the Investment Accounts is assessed against the Investment Accounts. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risks assumed are that the Life Insured may live for a shorter period of time than the Company estimated. The expense risks assumed are that expenses incurred in issuing and administering the Policy will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:

                         GUARANTEED MONTHLY MORTALITY       EQUIVALENT ANNUAL
                                     AND                  MORTALITY AND EXPENSE
         POLICY YEAR        EXPENSE RISKS CHARGE              RISKS CHARGE
--------------------------------------------------------------------------------
            1-10                    0.075%                       0.900%
             11+                    0.025%                       0.300%


CHARGES FOR SUPPLEMENTARY BENEFITS

If the Policy includes Supplementary Benefits, a charge may apply to such Supplementary Benefit.

CHARGES FOR TRANSFERS

A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

REDUCTION IN CHARGES

The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. The Company reserves the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which the Company believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. The Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

SPECIAL PROVISIONS FOR EXCHANGES

The Company will permit owners of certain fixed life insurance contracts issued by the Company to exchange their contracts for the Policies described in this prospectus (and likewise, owners of Policies described in this prospectus may also exchange their Policies for certain fixed life insurance contracts issued by the Company). Policyowners considering an exchange should consult their tax advisor as to the tax consequences of an exchange.

COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no specific charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.


POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT

Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by the Company. For a detailed description of the Fixed Account, see "The General Account - Fixed Account".

LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to 4%. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".


UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange on that day.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

         (a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

         (b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day;

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE

At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. (Transfers involving the Fixed Account are subject to certain limitations as noted below under "Transfers Involving Fixed Account.") Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. The Company also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through (iv) in "Payment of Proceeds" occurs. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, the Company reserves the right to defer the transfer privilege at any time that the Company is unable to purchase or redeem shares of the Trust.

While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

         (a)      within eighteen months after the Issue Date; or

         (b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.

TRANSFER CHARGES

A policyowner may make up to twelve transfers each Policy Year free of charge. Additional transfers in each Policy Year may be made at a cost of $25 per transfer. This charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs do not count against the number of free transfers permitted per Policy Year.

TRANSFERS INVOLVING FIXED ACCOUNT

The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS

Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING

The Company will offer policyowners a Dollar Cost Averaging ("DCA") program. Under the DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. Currently, no charge will be made for this program, although the Company reserves the right to institute a charge on 90 days' written notice to the policyholder. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS

Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date (or the last Policy Anniversary), the Company will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs the Company otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, the Company reserves the right to institute a charge on 90 days' written notice to the policyowner.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS

While this Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences.

MAXIMUM LOANABLE AMOUNT

The Maximum Loanable Amount is 90% of the Policy's Net Cash Surrender Value.

EFFECT OF POLICY LOAN

A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a policy loan may result in a termination of the Lapse Protection Benefit since this benefit terminates if Policy Debt exceeds the Cash Surrender Value. Finally, a policy loan will affect the amount payable on the death of the Life Insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

If the Policy is a MEC, then a loan will be treated as a withdrawal for tax purposes and may be taxable. See sections entitled "Tax Treatment of the Policy
- Policies Which Are MECs," and "Tax Treatment of the Policy - Policies Which Are Not MECs."

INTEREST CHARGED ON POLICY LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 6.00%. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.

Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease when the Life Insured (youngest of the Life Insured in the case of a Survivorship Policy) reaches age 100. The Policy will go into default at any time the Policy Debt exceeds the Cash Surrender Value. At least 61 days prior to termination, the Company will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT

         Nonpreferred Loans

Interest will be credited to amounts in the Loan Account at an effective annual rate of 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 2.00%. (The Loan Interest Credited Differential is the difference between the rate of interest charged on a policy loan and the rate of interest credited to amounts in the Loan Account.)

         Preferred Loans:

Preferred interest rates are available in the case of loans of amounts that represent Earnings on the Policy ("Preferred Loans").

Interest will be credited to amounts in the Loan Account at an effective annual rate of 6.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 0.00%.

The Company may change the Current Loan Interest Credited Differential as of 90 days after sending you written notice of such change.

For a Policy that is not a MEC, the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credited interest rate and the loan interest rate, the Company retains the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law. In no event will the loan interest rate exceed the rate charged in the first ten Policy Years.

If the Policy is a MEC then, regardless of the loan interest credited differential, a loan will be treated as a withdrawal for tax purposes and may be taxable. See sections entitled "Tax Treatment of the Policy - Policies Which Are MECs," and "Tax Treatment of the Policy - Policies Which Are Not MECs."

LOAN ACCOUNT ADJUSTMENTS

On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS

Policy Debt may be repaid in whole or in part at any time prior to the death of the Life Insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

Where permitted by applicable state law, any additional premium payment will be applied to outstanding loan balances.


POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

A Policy may be surrendered for its Net Cash Surrender Value at any time while the Life Insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. The Net Cash Surrender Value will be determined as of the end of the Business Day on which the Company receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate. See section entitled "Tax Treatment of the Policy" for a discussion of the potential Federal income tax implications of a surrender of the Policy.

PARTIAL WITHDRAWALS

A policyowner may make a partial withdrawal of the Net Cash Surrender Value after the first Policy Anniversary. The minimum partial withdrawal amount is $500. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges." See section entitled "Tax Treatment of the Policy" for a discussion of the potential Federal income tax implications of a partial withdrawal from the Policy.

If the withdrawal would cause the Policy Value to fall below $25,000, we will treat the withdrawal request as a full surrender of the Policy.

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

A partial withdrawal will cause a reduction in Face Amount. The Face Amount will be reduced to an amount equal to (a) multiplied by (b) where:

      (a)   is the Face Amount prior to the withdrawal; and
      (b) is the Policy Value after the withdrawal, divided by the Policy Value prior to the withdrawal.

If the reduction in the Face Amount would require the return of premiums in order for the policy to qualify as life insurance under Section 7702 of the Code, or any other equivalent section of the Code, then we will return premiums, with interest, in the year of reduction, or in any subsequent year that the return of premiums is required. If necessary, we will also limit the amount of the withdrawal so that the Face Amount does not fall below the Face Amount associated with the minimum initial premium of $25,000 and the percent of Guideline Single Premium selected. The decrease in Face Amount will be effective as of the date of the withdrawal.

LAPSE AND REINSTATEMENT

LAPSE

Unless the Lapse Protection Benefit is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A Policy could also lapse if the Policy Debt is greater than the Cash Surrender Value since the Lapse Protection Benefit terminates on any date that the Policy Debt exceeds the Cash Surrender Value. The Company will notify the policyowner of the default and will allow a 61 day grace period (from the date the Policy goes into default) in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the sum of (a) the monthly deductions due at the date of default and (b) the amount equal to the monthly deductions due to the later of the next Policy Anniversary or for at least three Policy Months. If the required payment is not received by the end of the grace period, the Policy will terminate with no value. See section entitled "Tax Treatment of the Policy - Lapse or Surrender" for a discussion of the potential Federal income tax implications of a lapse of the Policy.

DEATH DURING GRACE PERIOD

If the Life Insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.

MATURITY ADVANTAGE OPTION

If the Policy is extended after the Maturity Date by electing the Maturity Advantage Option, the Policy will go into default after the Maturity Date if the Policy Debt equals or exceeds the Policy Value.

The Company will notify the policyowner of the default and will allow a 61 day grace period (from the date the Policy goes into default) in which the policyowner may make a payment of the loan interest which would then bring the Policy out of default. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

REINSTATEMENT

A policyowner can, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) In the case of a Survivorship Policy, the Policy may not be reinstated if any of the Life Insured have died since the Policy lapsed;

(b) Evidence of the Life Insured's insurability, satisfactory to the Company is provided to the Company; and

(c) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus an amount equal to the Monthly Deductions due until the next Policy Anniversary or for at least three Policy Months is paid.

If the reinstatement is approved, the date of reinstatement will be the later of the date the Company approves the policyowner's request or the date the required payment is received at the Company's Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated. See section entitled "Tax Treatment of the Policy - Lapse or Surrender" for a discussion of the potential Federal income tax implications of a lapse and subsequent reinstatement of the Policy.

TERMINATION

The Policy will terminate on the earliest to occur of the following events:

      (a) the end of the grace period for which the policyowner has not paid the amount necessary to bring the Policy out of default,
      (b)   surrender of the Policy for its Net Cash Surrender Value;
      (c) the Maturity Date unless the policyowner has elected the Maturity Advantage option;
      (d)   the death of the Life Insured.

THE GENERAL ACCOUNT

The general account of the Company consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of the Company have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT

A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. The Company will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

      (a)   the portion of the net premiums allocated to it; plus
      (b)   any amounts transferred to it; plus
      (c)   interest credited to it; less
      (d)   any charges deducted from it; less
      (e)   any partial withdrawals from it; less
      (f)   any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT

An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, the Company guarantees that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

OTHER PROVISIONS OF THE POLICY

ASSIGNMENT OF RIGHTS

The Company will not be bound by an assignment until it receives a copy of the assignment at its Service Office. The Company assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyowner during the Life Insured's lifetime by giving written notice to the Company in a form satisfactory to us. The change will take effect as of the date such notice is signed but will not apply to any payments made or actions taken by the Company prior to receiving such written notice. If the Life Insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the Life Insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the Life Insured, the Company will pay the insurance benefit as if the beneficiary had died before the Life Insured.

INCONTESTABILITY

The Company will not contest the validity of a Policy after it has been in force during the Life Insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the Life Insured for two years from the date of such increase. If a Policy has been reinstated and been in force during the lifetime of the Life Insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX

If the stated age or sex, or both, of the Life Insured in the Policy are incorrect, the Company will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If the Life Insured dies by suicide within two years after the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

The Company reserves the right to obtain evidence of the manner and cause of death of the Life Insured.

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including those providing a lapse protection benefit and an acceleration of benefits in the event of a terminal illness. More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost, if any, for supplementary benefits will be deducted as part of the monthly deduction.

TAX TREATMENT OF THE POLICY

INTRODUCTION

The following discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of the Policy. IN ADDITION, THE COMPANY MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

THE COMPANY'S TAX STATUS


The Company is taxed as a life insurance company. Because the operations of the Separate Account are a part of, and are taxed with, the Company's operations, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, the Company is not taxed on the investment income and capital gains of the Separate Account, but the operations of the Separate Account may reduce the Company's Federal income taxes. For example, the Company may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by Trust portfolios. The Company's use of these tax credits and deductions will not adversely affect or benefit the Separate Account. The Company does not anticipate that it will be taxed on the income and gains of the Separate Account in the future, but if the Company is, it may impose a corresponding charge against the Separate Account.



TAXATION OF LIFE INSURANCE POLICIES IN GENERAL

Tax Status of the Policy

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Code, and thereby to enjoy the tax benefits of such a contract:

      -     The Policy must satisfy the definition of life insurance under
            Section 7702 of the Code.
      - The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.
      - The Policy must be a valid life insurance contract under applicable state law.
      - The Policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. Only the Guideline Premium Test is permitted under the Policy. The Guideline Premium Test requires a minimum death benefit and in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy that is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec.

1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The remainder of this discussion assumes that the Policy will be treated as a life insurance Policy for Federal tax purposes.

Tax Treatment of Life Insurance Death Benefit Proceeds

In general, the amount of the death benefit payable from a Policy by reason of the death of the insured is excludable from gross income under Section 101 of the Code. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the death benefit being taxable.

If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

Tax Deferral During Accumulation Period

Under existing provisions of the Code, except as described below, any increase in a policyowner's Policy value is generally not taxable to the policyowner unless amounts are received (or are deemed to be received) from the Policy prior to the insured's death.

Lapse or Surrender

Upon a lapse or surrender of the Policy, the amount received will be includible in the policyowner's income to the extent the amount received exceeds the "investment in the Policy." If there is any debt at the time of a lapse or surrender, such debt will be treated as an amount received by the policyowner. The "investment in the Policy" generally is the aggregate amount of premium payments and other consideration paid for the Policy, less the aggregate amount received under the Policy previously to the extent such amounts received were excludable from gross income. A subsequent reinstatement will not change this tax treatment of a surrendered or lapsed Policy.

Policies Which Are MECs

      Characterization of a Policy as a MEC.

Section 7702A establishes a class of life insurance contracts designated as Modified Endowment Contracts ("MECs"), which applies to Policies entered into or materially changed after June 20, 1988. In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy paid up future benefits after the payment of seven level annual premiums (the "seven-pay test"). The determination of whether a Policy will be a MEC after a material change generally depends upon the relationship of the death benefit and the Policy Value at the time of such change and the additional premiums paid in the seven years following the material change. In general, this Policy will constitute a MEC unless:

      (1) it was received in exchange for another life insurance policy which was not a MEC,
      (2) no premium payments (other than the exchanged policy) are paid into the Policy during the first seven Policy years, and
      (3) the death benefit on the new Policy is not less than the death benefit on the exchanged policy.

If the death benefit on the new policy is less than the death benefit on the exchanged policy, the new policy may become a MEC if (1) the exchanged policy was, at the time of the exchange, subject to the MEC rules, (2) premiums payments had been made to the old policy after it had become subject to the MEC rules, and (3) the exchanged policy was in a seven-pay test period at the time of exchange or, in the case of a Survivorship Policy, the Policy was issued (or deemed issued) after September 13, 1989.

In addition, even if the Policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the Policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven Policy years.

      Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs

If the Policy is a MEC, withdrawals from the Policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the Policy value exceeds the investment in the Policy. The amount of any loan (including unpaid interest thereon) under the Policy will be treated as a withdrawal from the Policy for tax purposes. In addition, if the policyowner assigns or pledges any portion of the value of a Policy (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal from the Policy for tax purposes. The policyowner's investment in the Policy is increased by the amount includible in income with respect to such assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy which is a MEC, a policyowner should consult a qualified tax advisor.

      Penalty Tax.

Generally, withdrawals (or the amount of any deemed withdrawals) from a MEC are subject to a penalty tax equal to 10% of the portion of the withdrawal that is includible in income, unless the withdrawals are made (1) after the policyowner attains age 59 1/2, (2) because the policyowner has become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over the life or life expectancy of the policyowner (or the joint lives or life expectancies of the policyowner and his or her beneficiary, as defined in the tax law).

      Aggregation of Policies.

All life insurance Policies which are MECs and which are purchased by the same person from the Company or any of its affiliates within the same calendar year will be aggregated and treated as one Policy for purposes of determining the amount of a withdrawal (including a deemed withdrawal) that is includible in income. The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

      Tax Treatment of Withdrawals Generally.

If the Policy is not a MEC (described above), the amount of any withdrawal from the Policy will be treated first as a non-taxable recovery of premium payments and then as income from the Policy. Thus, a withdrawal from a Policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the Policy immediately before the withdrawal.

      Certain Distributions Required by the Tax Law in the First 15 Policy
      Years.

As indicated under "Payments," Section 7702 places limitations on the amount of premium payments that may be made and the Policy values that can accumulate relative to the death benefit. Where cash distributions are required under
Section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may result upon a decrease in the face amount, if withdrawals are made, and in certain other instances.

      Tax Treatment of Loans.

If a Policy is not a MEC, a loan received under the Policy generally will be treated as indebtedness of the policyowner. As a result, no part of any loan under such a Policy will constitute income to the policyowner so long as the Policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged for the loan, it is possible that some or all of the loan proceeds may be includible in income. If a policy lapses (or if all Policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in the policyowner's income.

Survivorship Policies

Although the Company believes that the Policy, when issued as a Survivor Policy, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to Survivor Policies is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702 regarding this form of Policy, there is necessarily some uncertainty whether a Survivor Policy will meet the Section 7702 definition of a life insurance Policy. Prospective policyowners considering purchase of the Policy as a Survivor Policy should consult a qualified tax adviser.

Where the policyowner of the Policy is the last surviving insured, the death proceeds will generally be includible in the policyowner's estate on his or her death for purposes of the Federal estate tax. If the policyowner dies and was not the last surviving insured, the fair market value of the Policy would be included in the policyowner's estate. In general, no part of the Policy value would be includible in the last surviving insured's estate if he or she neither retained incidents of policyownership at death nor had given up policyownership within three years before death.

Treatment of Maturity Benefits and Extension of Maturity Date

At the maturity date, the surrender value will be paid to the policyowner, and this amount will be includible in income to the extent the amount received exceeds the investment in the Policy. If the policyowner elects to extend the maturity date past the year in which the insured attains age 100 (which must be done prior to the original maturity date), the Company believes the Policy will continue to qualify as a life insurance policy for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that the policyowner would be viewed as constructively receiving the cash value in the year the insured attains age 100. If this were the case, an amount equal to the excess of the cash value over the investment in the Policy would be includible in the policyowner's income at that time.

Actions to Ensure Compliance with the Tax Law

The Company believes that the maximum amount of premium payments it has determined for the Policies will comply with the Federal tax definition of life insurance. The Company will monitor the amount of premium payments, and, if the premium payments during a Policy year exceed those permitted by the tax law, the Company will refund the excess premiums within 60 days of the end of the Policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. The Company also reserves the right to increase the death benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the Federal tax definition of life insurance.

Other Considerations

Changing the policyowner, exchanging the Policy, and other changes under the Policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change.

Federal estate tax, state and local estate and inheritance tax, and other tax consequences of policyownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary. Federal estate tax is integrated with Federal gift tax under a unified rate schedule. In general, estates valued at less than the "applicable exclusion amount" will not incur a Federal estate tax liability. The applicable exclusion amount for decedents dying in 2001 is $675,000 and increases annually until it reaches $1,000,000 for decedents dying in 2006 and after. In addition, an unlimited marital deduction may be available for Federal estate and gift tax purposes.

If the policyowner (whether or not he or she is an insured) transfers ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping tax, the amount subject to tax being the value of the Policy. The generation-skipping tax provisions generally apply to transfers which would be subject to the gift or estate tax rules. Individuals are generally allowed an aggregate generation-skipping tax exemption of $1 million. For generation skipping transfers of decedents dying after 1998, this exemption is indexed for inflation.

Because the Federal estate tax, gift tax, and generation skipping tax rules are complex, prospective Policyowners should consult a qualified tax adviser before using this Policy for estate planning purposes.

DISALLOWANCE OF INTEREST DEDUCTIONS

The Policy generally will be characterized as a single premium life insurance Policy under Section 264 of the Code and, as a result, interest paid on any loans under the Policy will not be tax deductible, irrespective of whether the policyowner is an individual or a non-natural entity, such as a corporation or a trust. In addition, in the case of Policies issued to a non-natural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of policyownership of a Policy even if no loans are taken under the Policy. An exception to the latter rule is provided for certain life insurance Policies which cover the life of an individual who is a 20-percent policyowner, or an officer, director, or employee of, a trade or business. Entities that are considering purchasing the policy, or entities that will be beneficiaries under a Policy, should consult a tax adviser.

FEDERAL INCOME TAX WITHHOLDING

The Company will withhold and remit to the federal government a part of the taxable portion of withdrawals made under a Policy unless the policyowner notifies the Company in writing at or before the time of the withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the policyowner requests that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, the policyowner will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. The policyowner may also be required to pay penalties under the estimated tax rules, if the policyowner's withholding and estimated tax payments are insufficient to satisfy the policyowner's total tax liability.

OTHER INFORMATION

PAYMENT OF PROCEEDS

As long as the Policy is in force, the Company will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account, the Company may delay payment during any period during which:

      (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings),
      (ii)  trading on the New York Stock Exchange is restricted,
      (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or
      (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and
            (iii) exist.

REPORTS TO POLICYOWNERS

Within 30 days after each Policy Anniversary, the Company will send the policyowner a statement showing, among other things:

      -     the amount of death benefit;
      - the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;
      - the value of the units in each Investment Account to which the Policy Value is allocated;
      -     the Policy Debt and any loan interest charged since the last report;
      - the premiums paid and other Policy transactions made during the period since the last report; and
      -     any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES


Manulife Financial Securities LLC ("Manulife Securities"), an indirect wholly-owned subsidiary of MFC, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manulife Securities. Manulife Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Securities is located at 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The sole member of Manulife Securities is Manulife USA. The Policies will be sold by registered representatives of either Manulife Securities or other broker-dealers having distribution agreements with Manulife Securities who are also authorized by state insurance departments to do so. Manulife Securities may, from time to time, pay additional compensation for promotional contests and for certain sales and marketing activities. The Policies will be sold in all states of the United States except New York.





A registered representative will receive commissions not to exceed either (a) 7% of premiums in the first year or (b) 6.50% of premiums in the first year and
 .25% of Net Policy Value annually beginning 19 months after issuance of the Policy. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by the Company or Manufacturers Life will be eligible for additional compensation.


RESPONSIBILITIES OF MFC



MFC entered into an agreement with Manulife Securities pursuant to which MFC, on behalf of Manulife Securities will pay the sales commissions in respect of the Policies and certain other policies issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies and such other policies. Manulife Securities will promptly reimburse MFC or all sales commissions paid by MFC and will pay MFC for its other services under the agreement in such amounts and at such times as agreed to by the parties.






Finally, the Company may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of the insured.


VOTING RIGHTS

As stated previously, all of the assets held in each sub-account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. The Company is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, the Company will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by the Company in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit the Company to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by the Company, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

The Company may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management policy. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that the Company reasonably disapproves such changes in accordance with applicable federal regulations. If the Company does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

SUBSTITUTION OF PORTFOLIO SHARES

Although we believe it to be unlikely, it is possible that in the judgment of the management of the Company, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, the Company may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC. and one or more state insurance departments may be required.

The Company also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

RECORDS AND ACCOUNTS

The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS

The Company is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

The Company is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

INDEPENDENT AUDITORS


The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and the financial statements of Separate Account Three of The Manufacturers Life Insurance Company America at December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.



FURTHER INFORMATION


A registration statement under the Securities Act of 1933 has been filed with the SEC. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.

For further information you may also contact the Company's Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS

The directors and executive officers of the Company, together with their principal occupations during the past five years, are as follows:


----------------------------------------------------------------------------------------------------------------------------
                     Position with
Name                 Manulife USA               Principal Occupation
----------------------------------------------------------------------------------------------------------------------------
James Boyle (42)**   Director                   President of U.S. Annuities, Manulife Financial, July 1999 to present; Vice
                                                President, Institutional Markets, Manulife Financial, May 1998 to June 1999;
                                                Vice President, Administration of U.S. Annuities, Manulife Financial,
                                                September 1996 to May 1998; Vice President, Treasurer and Chief
                                                Administrative Officer, North American Funds, June 1994 to September 1996.

Robert A. Cook       Senior Vice President,     Senior Vice President, U.S. Individual Insurance, The Manufacturers Life
(45)**               U.S. Insurance; Director   Insurance Company, January 1999 to present; Vice President, Product
                                                Management, The Manufacturers Life Insurance Company, January 1996 to
                                                December 1998; Sales and Marketing Director, The Manufacturers Life Insurance
                                                Company, 1994 to 1995.

Peter Copestake      Vice President, Finance    Vice President & Treasurer, The Manufacturers Life Insurance Company,
(45)***                                         November 1999 to present; Vice President, Asset Liability Management,
                                                Canadian Imperial Bank of Commerce (CIBC), 1991 to 1999; Director, Capital
                                                Management, Bank of Montreal, 1986-1990; Inspector General of Banks,
                                                Department of Finance, 1980-1985.

----------------------------------------------------------------------------------------------------------------------------
                     Position with
Name                 Manulife USA               Principal Occupation
----------------------------------------------------------------------------------------------------------------------------
John D. DesPrez      Chairman and President     Executive Vice President, U.S. Operation, The Manufacturers Life Insurance
III (44)**                                      Company, January 1999 to date; Senior Vice President, U.S. Annuities, The
                                                Manufacturers Life Insurance Company, September 1996 to December 1998;
                                                President of The Manufacturers Life Insurance Company of North America,
                                                September 1996 to December, 1998; Vice President, Mutual Funds, North
                                                American Security Life Insurance Company, January 1995 to September 1996.

James D. Gallagher   Vice President,            Vice President, US Law and Government Relations, U.S. Operations, The
(45)**               Secretary and General      Manufacturers Life Insurance Company, January 1996 to present; President, The
                     Counsel                    Manufacturers Life Insurance Company of New York, August 1999 to present,
                                                Vice President, Secretary and General Counsel, The Manufacturers Life
                                                Insurance Company of America, January 1997 to present; Secretary and General
                                                Counsel, Manufacturers Adviser Corporation, January 1997 to present; Vice
                                                President, Secretary and General Counsel, The Manufacturers Life Insurance
                                                Company of North America, 1994 to present.

Donald Guloien       Executive Vice President   Executive Vice President & Chief Investment Officer, The Manufacturers Life
(44)***              and Chief Investment       Insurance Company, March 2001 to Present; Executive Vice President, Business
                     Officer                    Development, The Manufacturers Life Insurance Company, January 1999 to March
                                                2001; Senior Vice President, Business Development, The Manufacturers Life
                                                Insurance Company, 1994 to December 1998.

Geoffrey Guy         Director                   Executive Vice President and Chief Actuary, The Manufacturers Life Insurance
(53)***                                         Company, February 2000 to present; Senior Vice President and Chief
                                                Actuary, The Manufacturers Life Insurance Company, 1996 to 2000; Vice
                                                President and Chief Actuary, The Manufacturers Life Insurance Company, 1993
                                                to 1996; Vice President and Chief Financial Officer, U.S. Operations, The
                                                Manufacturers Life Insurance Company, 1987 to 1993.

John Lyon            Vice President and Chief   Vice President & Chief Financial Officer, Investments, The Manufacturers
(48) ***             Financial Officer,         Life Insurance Company; April 2001 to Present;  Vice President, Business
                     Investments; Director      Development, The Manufacturers Life Insurance Company, 1995-2001;
                                                Assistant Vice President, Business Development, The Manufacturers Life
                                                Insurance Company, 1994-1995; Director/Manager, Corporate Finance, The
                                                Manufacturers Life Insurance Company, 1992-1994.

James O'Malley       Senior Vice President,     Senior Vice President, U.S. Pensions, The Manufacturers Life Insurance
(54)***              U.S. Group Pension;        Company, January 1999 to present; Vice President, Systems New Business
                     Director                   Pensions, The Manufacturers Life Insurance Company, 1984 to December 1998.

Rex Schlaybaugh,     Director                   Member, Dykema Gossett, PLLC, 1982 to present.
Jr. (51)****

John Ostler (47)**   Vice President and Chief   Vice President and Chief Financial Officer, U.S. Operations, The
                     Financial Officer          Manufacturers Life Insurance Company, October 1, 2000 to present; Vice
                                                President and Corporate Actuary, The Manufacturers Life Insurance Company,
                                                March 1998 to September 2000; Vice President & CFO U.S. Individual Insurance,
                                                The Manufacturers Life Insurance Company, 1992 to March 1998; Vice President,
                                                U.S. Insurance Products, The Manufacturers Life Insurance Company, 1990 -
                                                1992; Assistant Vice President & Pricing Actuary, US Insurance, The
                                                Manufacturers Life Insurance Company, 1988-1990.

Warren Thomson       Senior Vice President,     Senior Vice President, Investments, The Manufacturers Life Insurance Company,
(46)***              Investments                May 2001 to Present; President, Norfolk Capital Partners Inc. 2000 - May
                                                2001; Managing Director, Public Sector Finance, New Capital Group Inc.
                                                1995-2000; Tax Partner, Coopers & Lybrand Chartered Accounts, 1994-1995;
                                                Taxation Vice President, The Manufacturers Life Insurance Company, 1987-1994.

----------------------------------------------------------------------------------------------------------------------------
                     Position with
Name                 Manulife USA               Principal Occupation
----------------------------------------------------------------------------------------------------------------------------
Denis Turner         Vice President and         Vice President and Chief Accountant, U.S. Division, The Manufacturers Life
(44)***              Treasurer                  Insurance Company, May 1999 to present; Vice President and Treasurer, The
                                                Manufacturers Life Insurance Company of America, May 1999 to present;
                                                Assistant Vice President, Financial Operations, Reinsurance Division, The
                                                Manufacturers Life Insurance Company, February 1998 to April 1999; Assistant
                                                Vice President & Controller, Reinsurance Division, The Manufacturers Life
                                                Insurance Company, November 1995, to January 1998, Assistant Vice President,
                                                Corporate Controllers, The Manufacturers Life Insurance Company, January 1989
                                                to October 1995.


----------
** Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.

*** Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.

**** Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.

                                   APPENDIX A
                                   DEFINITIONS

Additional Rating
is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

Age
on any date is the Life Insured's age on his or her nearest birthday. If no specific date is mentioned, Age means the Life Insured's age on the Policy Anniversary nearest to the birthday.

Attained Age
on any date is the Age at issue plus the number of whole years that have elapsed since the Policy Date. In the case of a Survivorship Policy, Attained Age is based on the youngest Life Insured at issue of the Policy.

Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange on that day.

Cash Surrender Value
is the Policy Value less the sum of (a) the Surrender Charge and (b) any outstanding Monthly Deductions due.

The Company (or "we," "us" or "our")
refers to The Manufacturers Life Insurance Company (U.S.A.)

Earnings
is an amount calculated in relation to a loan and free withdrawals. The amount is calculated as of the date the Company receives the request for the loan or the free withdrawal and is equal to the Policy Value less the sum of (a) the value of any Policy Debt and (b) total premiums paid.

Effective Date
is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. In either case, the Company will take the first Monthly Deduction on the Effective Date.

Fixed Account
is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

Guideline Single Premium
is the maximum premium that can be paid under the Guideline Premium Test (described under "Life Insurance Qualification") which will still allow the Policy to qualify as life insurance for tax purposes under Section 7702 of the Code.

Investment Account
is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

Issue Date
is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.

Life Insured
is the person or persons whose life (or lives) is (are) covered by the Policy. In the case of a Survivorship Policy, all provisions of the Policy which are based on the death of the Life Insured will be based on the death of the last survivor of the persons so named and reference to the youngest of the Life Insured means the youngest person insured under the Policy when it is first issued.

Loan Account
is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

Maturity Date
is the date shown in the Policy. In the case of a Single Life Policy, it is the Policy Anniversary nearest Attained Age 100 of the Life Insured. In the case of a Survivorship Policy, it is the Policy Anniversary nearest Attained Age 100 of the youngest of the Life Insured at issue. The Maturity Date may be extended pursuant to the Maturity Advantage Option described under "Maturity Date."

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

Policy Date
is the date coverage takes effect under the Policy, provided the underwriting process has been completed to the Company's satisfaction and the Company has received the minimum initial premium at its Service Office, and is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date equals (a) plus (b) plus (c) minus (d), where:

      (a)   is the total amount of loans borrowed as of such date;
      (b) is the total amount of any unpaid loan interest charges which have been borrowed against the policy on a Policy Anniversary;
      (c) is any interest charges accrued from the last Policy Anniversary to the current date; and
      (d)   is the total amount of loan repayments as of such date.

Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.

Single Life Policy
is a modified single premium variable life insurance policy offered on a single life basis under the Policy described in this Prospectus.

Separate Account
refers to Separate Account A of the Company.

Service Office Address
is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

Surrender Charge Period
is the period following the Issue Date during which the Company will assess surrender charges. Surrender charges will apply during this period if the Policy terminates due to default, if the policyowner surrenders the Policy or makes a partial withdrawal.

Survivorship Policy
is a modified single premium survivorship variable life insurance policy offered on a survivorship basis under the Policy described in this Prospectus.

Written Request
is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.

                                   APPENDIX B:

                                  ILLUSTRATIONS

                                   APPENDIX B
SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables are based on initial premiums of $25,000 and $100,000. A male age 55 and a female age 55 are illustrated for the single life Policy. A male age 55 and female age 50 are illustrated for the last survivorship Policy.

The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect a simple average of those Portfolios' current expenses, which is approximately 0.977% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of 0.972%, 4.970% and 10.911%. The expense of the Portfolios may fluctuate from year to year but are assumed to remain constant for purposes of these tables. The illustrations reflect the current expense reimbursement in effect for the Lifestyle Trusts and the Index Trusts. In the absence of such expense reimbursement, the average of the Portfolio's current expenses would have been 0.988% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -0.983%, 4.958% and 10.899%. The expense reimbursement for certain of the Trust portfolios (as described in the "Trust Annual Expense" table) is expected to remain in effect during the fiscal year ended December 31, 2002. Were the expense reimbursement to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for both a single life and survivorship Policy, one based on current cost of insurance charges assessed by the Company and the other based on the maximum cost of insurance charges based on the 1980 Commissioners Smoker Distinct Mortality Tables. Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's issue age, sex (unless unisex rates are required by law, or are requested) and risk classes and any additional ratings, face amount and planned premium requested.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include Cash Surrender Values and Death Benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

The Policies have been offered to the public only since approximately September, 1999. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

         ILLUSTRATIONS FOR SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE NON-SMOKER ISSUE AGE 55
                         $25,000 PLANNED SINGLE PREMIUM
                               $73,724 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                                0% Hypothetical               6% Hypothetical                   12% Hypothetical
                            Gross Investment Return       Gross Investment Return           Gross Investment Return
                            -----------------------       -----------------------           -----------------------
  End Of   Accumulated   Policy        Cash     Death   Policy        Cash     Death      Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit    Value   Surrender   Benefit       Value   Surrender     Benefit
Year (1)           (2)                Value                          Value                             Value
       1        26,250   24,223      22,250    73,724   25,683      23,578    73,724      27,144      24,905      73,724
       2        27,563   23,423      21,732    73,724   26,353      24,425    73,724      29,456      27,435      73,724
       3        28,941   22,598      21,175    73,724   27,010      25,274    73,724      31,955      30,185      73,724
       4        30,388   21,738      20,567    73,724   27,644      26,123    73,724      34,656      33,135      73,724
       5        31,907   20,835      19,903    73,724   28,251      26,980    73,724      37,581      36,310      73,724
       6        33,502   19,902      19,191    73,724   28,843      27,822    73,724      40,767      39,747      73,724
       7        35,178   18,931      18,424    73,724   29,414      28,643    73,724      44,244      43,502      73,724
       8        36,936   17,918      17,667    73,724   29,964      29,557    73,724      48,047      47,640      73,724
       9        38,783   16,857      16,840    73,724   30,488      30,457    73,724      52,215      52,184      73,724
      10        40,722   15,733      15,733    73,724   30,976      30,976    73,724      56,793      56,793      73,724
      15        51,973    9,569       9,569    73,724   34,560      34,560    73,724      91,398      91,398     106,022
      20        66,332    1,181       1,181    73,724   38,006      38,006    73,724     147,841     147,841     158,190
      25        84,659    0 (3)       0 (3)    73,724   40,270      40,270    73,724     240,272     240,272     252,285
      30       108,049    0 (3)       0 (3)    73,724   38,458      38,458    73,724     388,416     388,416     407,837
      35       137,900    0 (3)       0 (3)    73,724   25,075      25,075    73,724     622,149     622,149     653,256
      40       176,000    0 (3)       0 (3)    73,724    0 (3)       0 (3)    73,724   1,000,043   1,000,043   1,010,044
      45       224,625    0 (3)       0 (3)    73,724    0 (3)       0 (3)    73,724   1,642,949   1,642,949   1,642,949

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE NON-SMOKER ISSUE AGE 55
                         $25,000 PLANNED SINGLE PREMIUM
                               $73,724 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                                0% Hypothetical               6% Hypothetical                   12% Hypothetical
                            Gross Investment Return       Gross Investment Return           Gross Investment Return
                            -----------------------       -----------------------           -----------------------
  End Of   Accumulated   Policy        Cash     Death   Policy        Cash     Death      Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit    Value   Surrender   Benefit       Value   Surrender     Benefit
Year (1)          (2)                 Value                          Value                             Value
       1        26,250   24,223      22,250    73,724   25,683      23,578    73,724      27,144      24,905      73,724
       2        27,563   23,145      21,476    73,724   26,078      24,173    73,724      29,185      27,165      73,724
       3        28,941   22,039      20,655    73,724   26,449      24,753    73,724      31,399      29,628      73,724
       4        30,388   20,900      19,781    73,724   26,792      25,314    73,724      33,802      32,281      73,724
       5        31,907   19,721      18,846    73,724   27,100      25,850    73,724      36,416      35,146      73,724
       6        33,502   18,493      17,840    73,724   27,368      26,352    73,724      39,265      38,244      73,724
       7        35,178   17,206      16,752    73,724   27,586      26,816    73,724      42,375      41,608      73,724
       8        36,936   15,847      15,630    73,724   27,746      27,340    73,724      45,778      45,372      73,724
       9        38,783   14,401      14,386    73,724   27,834      27,803    73,724      49,512      49,480      73,724
      10        40,722   12,850      12,850    73,724   27,837      27,837    73,724      53,621      53,621      73,724
      15        51,973    3,281       3,281    73,724   27,624      27,624    73,724      85,276      85,276      98,920
      20        66,332    0 (3)       0 (3)    73,724   22,390      22,390    73,724     136,396     136,396     145,944
      25        84,659    0 (3)       0 (3)    73,724    3,704       3,704    73,724     219,588     219,588     230,567
      30       108,049    0 (3)       0 (3)    73,724    0 (3)       0 (3)    73,724     350,195     350,195     367,705
      35       137,900    0 (3)       0 (3)    73,724    0 (3)       0 (3)    73,724     550,061     550,061     577,564
      40       176,000    0 (3)       0 (3)    73,724    0 (3)       0 (3)    73,724     871,112     871,112     879,824
      45       224,625    0 (3)       0 (3)    73,724    0 (3)       0 (3)    73,724   1,431,056   1,431,056   1,431,056

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE NON-SMOKER ISSUE AGE 55
                         $100,000 PLANNED SINGLE PREMIUM
                              $305,427 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                                0% Hypothetical               6% Hypothetical                   12% Hypothetical
                            Gross Investment Return       Gross Investment Return           Gross Investment Return
                            -----------------------       -----------------------           -----------------------
  End Of   Accumulated   Policy        Cash     Death    Policy       Cash     Death      Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit     Value  Surrender   Benefit       Value   Surrender     Benefit
Year (1)           (2)                Value                          Value                             Value
       1       105,000   97,137      89,222   305,427   102,986     94,540   305,427     108,835      99,858     305,427
       2       110,250   94,168      87,364   305,427   105,919     98,166   305,427     118,360     110,276     305,427
       3       115,763   91,088      85,344   305,427   108,801    101,803   305,427     128,653     121,570     305,427
       4       121,551   87,849      83,113   305,427   111,590    105,507   305,427     139,770     133,687     305,427
       5       127,628   84,428      80,645   305,427   114,273    109,190   305,427     151,803     146,719     305,427
       6       134,010   80,875      77,981   305,427   116,898    112,814   305,427     164,908     160,824     305,427
       7       140,710   77,158      75,087   305,427   119,443    116,360   305,427     179,201     176,118     305,427
       8       147,746   73,261      72,233   305,427   121,902    120,277   305,427     194,829     193,204     305,427
       9       155,133   69,162      69,088   305,427   124,263    124,138   305,427     211,957     211,832     305,427
      10       162,889   64,793      64,793   305,427   126,477    126,477   305,427     230,757     230,757     305,427
      15       207,893   40,678      40,678   305,427   142,338    142,338   305,427     373,021     373,021     432,705
      20       265,330    7,422       7,422   305,427   157,968    157,968   305,427     605,174     605,174     647,536
      25       338,635    0 (3)       0 (3)   305,427   169,353    169,353   305,427     985,334     985,334   1,034,600
      30       432,194    0 (3)       0 (3)   305,427   165,468    165,468   305,427   1,594,662   1,594,662   1,674,395
      35       551,602    0 (3)       0 (3)   305,427   118,616    118,616   305,427   2,556,052   2,556,052   2,683,855
      40       703,999    0 (3)       0 (3)   305,427     0 (3)      0 (3)   305,427   4,110,408   4,110,408   4,151,512
      45       898,501    0 (3)       0 (3)   305,427     0 (3)      0 (3)   305,427   6,754,718   6,754,718   6,754,718

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE NON-SMOKER ISSUE AGE 55
                         $100,000 PLANNED SINGLE PREMIUM
                              $305,427 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                                0% Hypothetical               6% Hypothetical                   12% Hypothetical
                            Gross Investment Return       Gross Investment Return           Gross Investment Return
                            -----------------------       -----------------------           -----------------------
  End Of   Accumulated   Policy        Cash     Death    Policy       Cash     Death      Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit     Value  Surrender   Benefit       Value   Surrender     Benefit
Year (1)           (2)                Value                          Value                             Value
       1       105,000   97,137      89,222   305,427   102,986     94,540   305,427     108,835      99,858     305,427
       2       110,250   92,998      86,289   305,427   104,761     97,101   305,427     117,218     109,135     305,427
       3       115,763   88,738      83,160   305,427   106,440     99,608   305,427     126,301     119,217     305,427
       4       121,551   84,336      79,814   305,427   108,005    102,043   305,427     136,160     130,076     305,427
       5       127,628   79,759      76,213   305,427   109,432    104,377   305,427     146,876     141,792     305,427
       6       134,010   74,973      72,320   305,427   110,692    106,609   305,427     158,544     154,461     305,427
       7       140,710   69,939      68,091   305,427   111,755    108,672   305,427     171,278     168,194     305,427
       8       147,746   64,603      63,715   305,427   112,577    110,952   305,427     185,203     183,578     305,427
       9       155,133   58,901      58,840   305,427   113,108    112,983   305,427     200,470     200,345     305,427
      10       162,889   52,762      52,762   305,427   113,290    113,290   305,427     217,262     217,262     305,427
      15       207,893   14,557      14,557   305,427   113,256    113,256   305,427     346,918     346,918     402,425
      20       265,330    0 (3)       0 (3)   305,427    92,723     92,723   305,427     556,658     556,658     595,624
      25       338,635    0 (3)       0 (3)   305,427    17,238     17,238   305,427     897,964     897,964     942,863
      30       432,194    0 (3)       0 (3)   305,427     0 (3)      0 (3)   305,427   1,433,840   1,433,840   1,505,532
      35       551,602    0 (3)       0 (3)   305,427     0 (3)      0 (3)   305,427   2,253,933   2,253,933   2,366,629
      40       703,999    0 (3)       0 (3)   305,427     0 (3)      0 (3)   305,427   3,571,262   3,571,262   3,606,975
      45       898,501    0 (3)       0 (3)   305,427     0 (3)      0 (3)   305,427   5,868,653   5,868,653   5,868,653

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE NON-SMOKER ISSUE AGE 55
                         $25,000 PLANNED SINGLE PREMIUM
                               $86,857 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                                0% Hypothetical               6% Hypothetical                   12% Hypothetical
                            Gross Investment Return       Gross Investment Return           Gross Investment Return
                            -----------------------       -----------------------           -----------------------
  End Of   Accumulated   Policy        Cash     Death   Policy        Cash     Death      Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit    Value   Surrender   Benefit       Value   Surrender     Benefit
Year (1)           (2)                Value                          Value                             Value
       1        26,250   24,237      22,263    86,857   25,698      23,591    86,857      27,158      24,918      86,857
       2        27,563   23,452      21,758    86,857   26,382      24,451    86,857      29,483      27,463      86,857
       3        28,941   22,640      21,214    86,857   27,050      25,311    86,857      31,992      30,221      86,857
       4        30,388   21,796      20,622    86,857   27,697      26,176    86,857      34,701      33,180      86,857
       5        31,907   20,907      19,971    86,857   28,311      27,040    86,857      37,623      36,353      86,857
       6        33,502   19,985      19,271    86,857   28,905      27,885    86,857      40,797      39,776      86,857
       7        35,178   19,028      18,519    86,857   29,479      28,708    86,857      44,251      43,510      86,857
       8        36,936   18,035      17,783    86,857   30,030      29,624    86,857      48,019      47,612      86,857
       9        38,783   17,023      17,005    86,857   30,574      30,543    86,857      52,148      52,117      86,857
      10        40,722   15,982      15,982    86,857   31,106      31,106    86,857      56,677      56,677      86,857
      15        51,973   11,150      11,150    86,857   35,516      35,516    86,857      91,436      91,436     106,065
      20        66,332    5,412       5,412    86,857   40,550      40,550    86,857     148,715     148,715     159,125
      25        84,659    0 (3)       0 (3)    86,857   45,177      45,177    86,857     242,581     242,581     254,710
      30       108,049    0 (3)       0 (3)    86,857   46,996      46,996    86,857     394,149     394,149     413,856
      35       137,900    0 (3)       0 (3)    86,857   41,624      41,624    86,857     635,754     635,754     667,542
      40       176,000    0 (3)       0 (3)    86,857   16,263      16,263    86,857   1,027,542   1,027,542   1,037,817
      45       224,625    0 (3)       0 (3)    86,857    0 (3)       0 (3)    86,857   1,688,142   1,688,142   1,688,142

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE NON-SMOKER ISSUE AGE 55
                         $25,000 PLANNED SINGLE PREMIUM
                               $86,857 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                                0% Hypothetical               6% Hypothetical                   12% Hypothetical
                            Gross Investment Return       Gross Investment Return           Gross Investment Return
                            -----------------------       -----------------------           -----------------------
  End Of   Accumulated   Policy        Cash     Death   Policy        Cash     Death      Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit    Value   Surrender   Benefit       Value   Surrender     Benefit
Year (1)           (2)                Value                          Value                             Value
       1        26,250   24,237      22,263    86,857   25,698      23,591    86,857      27,158      24,918      86,857
       2        27,563   23,174      21,503    86,857   26,105      24,197    86,857      29,208      27,187      86,857
       3        28,941   22,099      20,711    86,857   26,500      24,800    86,857      31,438      29,667      86,857
       4        30,388   21,014      19,888    86,857   26,886      25,402    86,857      33,869      32,349      86,857
       5        31,907   19,915      19,030    86,857   27,259      26,001    86,857      36,523      35,253      86,857
       6        33,502   18,796      18,131    86,857   27,616      26,595    86,857      39,422      38,401      86,857
       7        35,178   17,650      17,183    86,857   27,949      27,178    86,857      42,588      41,823      86,857
       8        36,936   16,464      16,237    86,857   28,247      27,841    86,857      46,046      45,640      86,857
       9        38,783   15,221      15,205    86,857   28,498      28,466    86,857      49,824      49,793      86,857
      10        40,722   13,907      13,907    86,857   28,687      28,687    86,857      53,959      53,959      86,857
      15        51,973    6,444       6,444    86,857   30,067      30,067    86,857      85,958      85,958      99,712
      20        66,332    0 (3)       0 (3)    86,857   28,606      28,606    86,857     138,722     138,722     148,433
      25        84,659    0 (3)       0 (3)    86,857   18,762      18,762    86,857     224,714     224,714     235,949
      30       108,049    0 (3)       0 (3)    86,857    0 (3)       0 (3)    86,857     361,161     361,161     379,219
      35       137,900    0 (3)       0 (3)    86,857    0 (3)       0 (3)    86,857     572,063     572,063     600,666
      40       176,000    0 (3)       0 (3)    86,857    0 (3)       0 (3)    86,857     909,494     909,494     918,589
      45       224,625    0 (3)       0 (3)    86,857    0 (3)       0 (3)    86,857   1,494,134   1,494,134   1,494,134

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE NON-SMOKER ISSUE AGE 55
                         $100,000 PLANNED SINGLE PREMIUM
                              $360,771 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                                0% Hypothetical               6% Hypothetical                   12% Hypothetical
                            Gross Investment Return       Gross Investment Return           Gross Investment Return
                            -----------------------       -----------------------           -----------------------
  End Of   Accumulated   Policy        Cash     Death    Policy       Cash     Death      Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit     Value  Surrender   Benefit       Value   Surrender     Benefit
Year (1)           (2)                Value                          Value                             Value
       1       105,000   97,197      89,277   360,771   103,046     94,595   360,771     108,896      99,913     360,771
       2       110,250   94,290      87,476   360,771   106,039     98,276   360,771     118,477     110,394     360,771
       3       115,763   91,263      85,507   360,771   108,968    101,958   360,771     128,809     121,726     360,771
       4       121,551   88,093      83,343   360,771   111,813    105,730   360,771     139,961     133,878     360,771
       5       127,628   84,727      80,928   360,771   114,527    109,443   360,771     151,987     146,903     360,771
       6       134,010   81,216      78,308   360,771   117,160    113,077   360,771     165,041     160,957     360,771
       7       140,710   77,556      75,473   360,771   119,711    116,628   360,771     179,243     176,160     360,771
       8       147,746   73,736      72,700   360,771   122,175    120,550   360,771     194,729     193,104     360,771
       9       155,133   69,832      69,757   360,771   124,618    124,493   360,771     211,700     211,575     360,771
      10       162,889   65,807      65,807   360,771   127,013    127,013   360,771     230,307     230,307     360,771
      15       207,893   47,154      47,154   360,771   146,292    146,292   360,771     373,067     373,067     432,757
      20       265,330   24,725      24,725   360,771   168,444    168,444   360,771     608,570     608,570     651,170
      25       338,635    0 (3)       0 (3)   360,771   189,362    189,362   360,771     994,494     994,494   1,044,218
      30       432,194    0 (3)       0 (3)   360,771   199,603    199,603   360,771   1,617,668   1,617,668   1,698,552
      35       551,602    0 (3)       0 (3)   360,771   182,696    182,696   360,771   2,611,067   2,611,067   2,741,621
      40       703,999    0 (3)       0 (3)   360,771    91,416     91,416   360,771   4,221,961   4,221,961   4,264,180
      45       898,501    0 (3)       0 (3)   360,771     0 (3)      0 (3)   360,771   6,938,052   6,938,052   6,938,052

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE NON-SMOKER ISSUE AGE 55
                         $100,000 PLANNED SINGLE PREMIUM
                              $360,771 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                                0% Hypothetical               6% Hypothetical                   12% Hypothetical
                            Gross Investment Return       Gross Investment Return           Gross Investment Return
                            -----------------------       -----------------------           -----------------------
  End Of   Accumulated   Policy        Cash     Death    Policy       Cash     Death      Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit     Value  Surrender   Benefit       Value   Surrender     Benefit
Year (1)           (2)                Value                          Value                             Value
       1       105,000   97,197      89,277   360,771   103,046     94,595   360,771     108,896      99,913     360,771
       2       110,250   93,121      86,402   360,771   104,872     97,203   360,771     117,315     109,232     360,771
       3       115,763   88,990      83,395   360,771   106,654     99,808   360,771     126,469     119,386     360,771
       4       121,551   84,808      80,257   360,771   108,399    102,413   360,771     136,448     130,365     360,771
       5       127,628   80,563      76,976   360,771   110,098    105,015   360,771     147,337     142,254     360,771
       6       134,010   76,231      73,527   360,771   111,731    107,648   360,771     159,224     155,141     360,771
       7       140,710   71,779      69,874   360,771   113,271    110,188   360,771     172,204     169,121     360,771
       8       147,746   67,155      66,226   360,771   114,674    113,049   360,771     186,377     184,752     360,771
       9       155,133   62,290      62,225   360,771   115,882    115,757   360,771     201,855     201,730     360,771
      10       162,889   57,123      57,123   360,771   116,841    116,841   360,771     218,779     218,779     360,771
      15       207,893   27,551      27,551   360,771   123,418    123,418   360,771     349,680     349,680     405,628
      20       265,330    0 (3)       0 (3)   360,771   118,445    118,445   360,771     566,108     566,108     605,736
      25       338,635    0 (3)       0 (3)   360,771    79,171     79,171   360,771     918,817     918,817     964,758
      30       432,194    0 (3)       0 (3)   360,771     0 (3)      0 (3)   360,771   1,478,513   1,478,513   1,552,439
      35       551,602    0 (3)       0 (3)   360,771     0 (3)      0 (3)   360,771   2,343,674   2,343,674   2,460,857
      40       703,999    0 (3)       0 (3)   360,771     0 (3)      0 (3)   360,771   3,727,877   3,727,877   3,765,156
      45       898,501    0 (3)       0 (3)   360,771     0 (3)      0 (3)   360,771   6,126,043   6,126,043   6,126,043

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

          ILLUSTRATIONS FOR SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY

           SINGLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                        MALE NON-SMOKER ISSUE AGE 55 AND
                         FEMALE NON-SMOKER ISSUE AGE 50
                         $25,000 PLANNED SINGLE PREMIUM
                              $136,940 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                                0% Hypothetical               6% Hypothetical                   12% Hypothetical
                            Gross Investment Return       Gross Investment Return           Gross Investment Return
                            -----------------------       -----------------------           -----------------------
  End Of   Accumulated   Policy        Cash     Death   Policy        Cash     Death      Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit    Value   Surrender   Benefit       Value   Surrender     Benefit
Year (1)           (2)                Value                          Value                             Value
       1        26,250   24,325      22,343   136,940   25,787      23,672   136,940      27,249      25,001     136,940
       2        27,563   23,657      21,947   136,940   26,593      24,646   136,940      29,701      27,680     136,940
       3        28,941   22,994      21,542   136,940   27,418      25,653   136,940      32,373      30,602     136,940
       4        30,388   22,342      21,135   136,940   28,267      26,746   136,940      35,292      33,772     136,940
       5        31,907   21,700      20,724   136,940   29,141      27,870   136,940      38,482      37,211     136,940
       6        33,502   21,066      20,308   136,940   30,040      29,020   136,940      41,966      40,945     136,940
       7        35,178   20,438      19,885   136,940   30,963      30,192   136,940      45,771      45,049     136,940
       8        36,936   19,813      19,531   136,940   31,909      31,502   136,940      49,925      49,522     136,940
       9        38,783   19,189      19,168   136,940   32,876      32,845   136,940      54,463      54,432     136,940
      10        40,722   18,563      18,563   136,940   33,864      33,864   136,940      59,418      59,418     136,940
      15        51,973   16,048      16,048   136,940   40,975      40,975   136,940      96,534      96,534     136,940
      20        66,332   12,665      12,665   136,940   49,035      49,035   136,940     157,551     157,551     182,759
      25        84,659    7,300       7,300   136,940   57,641      57,641   136,940     257,452     257,452     275,474
      30       108,049    0 (3)       0 (3)   136,940   65,066      65,066   136,940     420,902     420,902     441,947
      35       137,900    0 (3)       0 (3)   136,940   66,723      66,723   136,940     684,945     684,945     719,192
      40       176,000    0 (3)       0 (3)   136,940   52,336      52,336   136,940   1,104,921   1,104,921   1,160,167
      45       224,625    0 (3)       0 (3)   136,940    0 (3)       0 (3)   136,940   1,784,795   1,784,795   1,802,643
      50       286,685    0 (3)       0 (3)   136,940    0 (3)       0 (3)   136,940   2,932,660   2,932,660   2,932,660

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

           SINGLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                        MALE NON-SMOKER ISSUE AGE 55 AND
                         FEMALE NON-SMOKER ISSUE AGE 50
                         $25,000 PLANNED SINGLE PREMIUM
                              $136,940 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                                0% Hypothetical               6% Hypothetical                   12% Hypothetical
                            Gross Investment Return       Gross Investment Return           Gross Investment Return
                            -----------------------       -----------------------           -----------------------
  End Of   Accumulated   Policy        Cash     Death   Policy        Cash     Death      Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit    Value   Surrender   Benefit       Value   Surrender     Benefit
Year (1)           (2)                Value                          Value                             Value
       1        26,250   24,325      22,343   136,940   25,787      23,672   136,940      27,249      25,001     136,940
       2        27,563   23,657      21,947   136,940   26,593      24,646   136,940      29,701      27,680     136,940
       3        28,941   22,994      21,542   136,940   27,418      25,653   136,940      32,373      30,602     136,940
       4        30,388   22,333      21,127   136,940   28,258      26,737   136,940      35,284      33,763     136,940
       5        31,907   21,671      20,696   136,940   29,112      27,841   136,940      38,453      37,182     136,940
       6        33,502   21,003      20,248   136,940   29,978      28,957   136,940      41,904      40,883     136,940
       7        35,178   20,327      19,777   136,940   30,851      30,081   136,940      45,661      44,939     136,940
       8        36,936   19,636      19,357   136,940   31,729      31,323   136,940      49,750      49,345     136,940
       9        38,783   18,926      18,905   136,940   32,607      32,576   136,940      54,201      54,170     136,940
      10        40,722   18,189      18,189   136,940   33,479      33,479   136,940      59,047      59,047     136,940
      15        51,973   14,508      14,508   136,940   39,375      39,375   136,940      95,165      95,165     136,940
      20        66,332    7,594       7,594   136,940   43,922      43,922   136,940     154,348     154,348     179,044
      25        84,659    0 (3)       0 (3)   136,940   43,640      43,640   136,940     250,352     250,352     267,877
      30       108,049    0 (3)       0 (3)   136,940   29,138      29,138   136,940     406,240     406,240     426,552
      35       137,900    0 (3)       0 (3)   136,940    0 (3)       0 (3)   136,940     652,674     652,674     685,308
      40       176,000    0 (3)       0 (3)   136,940    0 (3)       0 (3)   136,940   1,032,203   1,032,203   1,083,813
      45       224,625    0 (3)       0 (3)   136,940    0 (3)       0 (3)   136,940   1,638,281   1,638,281   1,654,664
      50       286,685    0 (3)       0 (3)   136,940    0 (3)       0 (3)   136,940   2,691,869   2,691,869   2,691,869

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

           SINGLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                        MALE NON-SMOKER ISSUE AGE 55 AND
                         FEMALE NON-SMOKER ISSUE AGE 50
                         $100,000 PLANNED SINGLE PREMIUM
                              $571,810 FACE AMOUNT
                            ASSUMING CURRENT CHARGES

                                0% Hypothetical                6% Hypothetical                   12% Hypothetical
                            Gross Investment Return        Gross Investment Return            Gross Investment Return
                            -----------------------        -----------------------            -----------------------
  End Of   Accumulated   Policy        Cash     Death    Policy       Cash     Death       Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit     Value  Surrender   Benefit        Value   Surrender     Benefit
Year (1)           (2)                Value                          Value                              Value
       1       105,000   97,566      89,612   571,810   103,423     94,937   571,810      109,280     100,262     571,810
       2       110,250   95,153      88,269   571,810   106,931     99,095   571,810      119,395     111,312     571,810
       3       115,763   92,751      86,889   571,810   110,518    103,434   571,810      130,417     123,334     571,810
       4       121,551   90,386      85,496   571,810   114,215    108,131   571,810      142,459     136,376     571,810
       5       127,628   88,054      84,086   571,810   118,021    112,938   571,810      155,615     150,531     571,810
       6       134,010   85,748      82,655   571,810   121,937    117,853   571,810      169,985     165,901     571,810
       7       140,710   83,457      81,193   571,810   125,957    122,874   571,810      185,678     182,595     571,810
       8       147,746   81,173      80,016   571,810   130,077    128,452   571,810      202,813     201,188     571,810
       9       155,133   78,887      78,801   571,810   134,295    134,170   571,810      221,527     221,402     571,810
      10       162,889   76,585      76,585   571,810   138,604    138,604   571,810      241,960     241,960     571,810
      15       207,893   67,524      67,524   571,810   169,186    169,186   571,810      394,781     394,781     571,810
      20       265,330   54,763      54,763   571,810   203,950    203,950   571,810      646,034     646,034     749,400
      25       338,635   33,698      33,698   571,810   241,285    241,285   571,810    1,057,491   1,057,491   1,131,515
      30       432,194    0 (3)       0 (3)   571,810   274,176    274,176   571,810    1,730,678   1,730,678   1,817,212
      35       551,602    0 (3)       0 (3)   571,810   284,111    284,111   571,810    2,818,191   2,818,191   2,959,101
      40       703,999    0 (3)       0 (3)   571,810   230,392    230,392   571,810    4,547,976   4,547,976   4,775,375
      45       898,501    0 (3)       0 (3)   571,810     0 (3)      0 (3)   571,810    7,348,225   7,348,225   7,421,708
      50     1,146,740    0 (3)       0 (3)   571,810     0 (3)      0 (3)   571,810   12,075,953  12,075,953  12,075,953

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

           SINGLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                        MALE NON-SMOKER ISSUE AGE 55 AND
                         FEMALE NON-SMOKER ISSUE AGE 50
                        $100,000 PLANNED SINGLE PREMIUM
                              $571,810 FACE AMOUNT
                            ASSUMING MAXIMUM CHARGES

                                0% Hypothetical                6% Hypothetical                   12% Hypothetical
                            Gross Investment Return        Gross Investment Return           Gross Investment Return
                            -----------------------        -----------------------           -----------------------
  End Of   Accumulated   Policy        Cash     Death    Policy       Cash     Death       Policy        Cash       Death
  Policy      Premiums    Value   Surrender   Benefit     Value  Surrender   Benefit        Value   Surrender     Benefit
Year (1)           (2)                Value                          Value                             Value
       1       105,000   97,566      89,612   571,810   103,423     94,937   571,810      109,280     100,262     571,810
       2       110,250   95,153      88,269   571,810   106,931     99,095   571,810      119,395     111,312     571,810
       3       115,763   92,751      86,889   571,810   110,518    103,434   571,810      130,417     123,334     571,810
       4       121,551   90,348      85,460   571,810   114,177    108,094   571,810      142,422     136,339     571,810
       5       127,628   87,931      83,970   571,810   117,899    112,816   571,810      155,495     150,411     571,810
       6       134,010   85,485      82,403   571,810   121,673    117,590   571,810      169,725     165,642     571,810
       7       140,710   82,992      80,742   571,810   125,486    122,402   571,810      185,214     182,131     571,810
       8       147,746   80,432      79,288   571,810   129,321    127,696   571,810      202,071     200,446     571,810
       9       155,133   77,783      77,698   571,810   133,161    133,036   571,810      220,417     220,292     571,810
      10       162,889   75,017      75,017   571,810   136,983    136,983   571,810      240,386     240,386     571,810
      15       207,893   61,089      61,089   571,810   162,464    162,464   571,810      388,932     388,932     571,810
      20       265,330   33,622      33,622   571,810   182,504    182,504   571,810      632,351     632,351     733,527
      25       338,635    0 (3)       0 (3)   571,810   182,684    182,684   571,810    1,027,473   1,027,473   1,099,396
      30       432,194    0 (3)       0 (3)   571,810   124,223    124,223   571,810    1,669,059   1,669,059   1,752,512
      35       551,602    0 (3)       0 (3)   571,810     0 (3)      0 (3)   571,810    2,683,341   2,683,341   2,817,508
      40       703,999    0 (3)       0 (3)   571,810     0 (3)      0 (3)   571,810    4,245,483   4,245,483   4,457,757
      45       898,501    0 (3)       0 (3)   571,810     0 (3)      0 (3)   571,810    6,740,095   6,740,095   6,807,496
      50     1,146,740    0 (3)       0 (3)   571,810     0 (3)      0 (3)   571,810   11,076,513  11,076,513  11,076,513

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, and (c) no premiums have been allocated to the Fixed Account.

(2)   Assumes net interest of 5% compounded annually.

(3) In the absence of additional premium payments, the Policy will lapse, unless the Lapse Protection Benefit is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   APPENDIX C:

                          AUDITED FINANCIAL STATEMENTS

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
SEPARATE ACCOUNT THREE

Audited Financial Statements

Years ended December 31, 2000 and 1999 with Report of Independent Auditors

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Audited Financial Statements


                     Years ended December 31, 2000 and 1999


                                    CONTENTS

Report of Independent Auditors.............................................   1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity............................   2
Statements of Operations and Changes in Contract Owners' Equity............   3
Notes to Financial Statements.............................................   21

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of America Separate Account Three

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of America Separate Account Three as of December 31, 2000 and the related statements of operations and changes in contract owners' equity for each of the periods presented therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of America Separate Account Three at December 31, 2000, and the results of its operations and the changes in its contract owners' equity for each of the periods presented therein, in conformity with accounting principles generally accepted in the United States.


                                        /s/ Ernst & Young LLP


February 2, 2001

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2000

ASSETS
Investments at market value:
   Sub-Accounts:
     Aggressive Growth Trust - 414,568 shares (cost $8,317,795)                           $    7,404,188
     All Cap Growth Trust - 917,816 shares (cost $21,435,305)                                 18,952,901
     Balanced Trust - 2,301,089 shares (cost $41,156,745)                                     35,574,830
     Blue Chip Growth Trust - 1,740,059 shares (cost $34,754,268)                             35,027,389
     Diversified Bond Trust - 311,760 shares (cost $3,265,279)                                 3,264,125
     Dynamic Growth Trust - 185,672 shares (cost $2,011,883)                                   1,481,662
     Emerging Small Company Trust - 2,675,893 shares (cost $68,799,429)                       93,709,783
     Equity Income Trust - 1,541,771 shares (cost $24,918,914)                                25,947,998
     Equity Index Trust - 4,534,540 shares (cost $72,791,172)                                 74,366,453
     Global Bond Trust 64,239 shares (cost $737,497)                                             733,612
     Global Equity Trust - 604,842 shares (cost $10,311,871)                                  11,177,484
     Growth Trust - 929,129 shares (cost $21,769,812)                                         16,482,743
     Growth and Income Trust - 1,839,411 shares (cost $49,602,514)                            52,496,785
     High Yield Trust - 396,203 shares (cost $5,141,212)                                       4,615,768
     Income and Value Trust - 566,502 shares (cost $6,727,177)                                 5,982,262
     International Index Trust - 14,306 shares (cost $165,548)                                   158,938
     International Small Cap Trust - 403,953 shares (cost $7,928,391)                          6,624,824
     International Stock Trust - 2,081,416 shares (cost $29,313,291)                          26,662,943
     International Value Trust - 133,744 shares (cost $1,579,527)                              1,612,952
     Internet Technologies Trust - 91,624 shares (cost $1,060,691)                               644,117
     Investment Quality Bond Trust - 2,262,945 shares (cost $26,320,858)                      26,566,974
     Large Cap Growth Trust - 1,041,019 shares (cost $15,668,005)                             13,096,022
     Lifestyle Aggressive 1000 Trust - 355,321 shares (cost $4,789,421)                        4,651,150
     Lifestyle Balanced 640 Trust - 732,304 shares (cost $9,796,654)                           9,915,393
     Lifestyle Conservative 280 Trust - 16,890 shares (cost $221,862)                            222,609
     Lifestyle Growth 820 Trust - 1,751,576 shares (cost $24,247,282)                         23,821,430
     Lifestyle Moderate 460 Trust - 122,270 shares (cost $1,633,000)                           1,590,737
     Mid Cap Blend Trust - 1,932,550 shares (cost $37,279,394)                                33,858,271
     Mid Cap Index Trust - 41,943 shares (cost $556,459)                                         550,706
     Mid Cap Stock Trust - 144,085 shares (cost $1,819,018)                                    1,743,424
     Money Market Trust - 6,389,899 shares (cost $63,898,986)                                 63,898,986
     Overseas Trust - 581,540 shares (cost $7,200,225)                                         6,926,139
     Pacific Rim Emerging Markets Trust - 1,127,991 shares (cost $10,976,143)                  9,249,526
     Quantitative Equity Trust - 2,533,760 shares (cost $57,968,253)                          66,536,535
     Real Estate Securities Trust - 1,509,058 shares (cost $23,955,631)                       23,496,035
     Science and Technology Trust - 1,260,592 shares (cost $42,396,074)                       29,296,160
     Small Cap Index Trust - 13,777 shares (cost $165,715)                                       155,544
     Small Company Blend Trust - 158,597 shares (cost $2,356,277)                              1,793,734
     Small Company Value Trust - 240,324 shares (cost $2,971,748)                              3,119,400
     Strategic Bond Trust - 453,123 shares (cost $5,014,118)                                   4,952,630
     Tactical Allocation Trust - 27,178 shares (cost $341,964)                                   317,168
     Total Return Trust - 176,445 shares (cost $2,214,939)                                     2,360,830
     Total Stock Market Index Trust - 26,376 shares (cost $316,787)                              293,833
     U.S. Government Securities Trust - 394,061 shares (cost $5,223,915)                       5,347,411
     U.S. Large Cap Value Trust - 576,467 shares (cost $7,414,578)                             7,545,950
     Value Trust - 552,755 shares (cost $7,722,162)                                            9,109,405
     500 Index Trust - 474,340 shares (cost $5,624,453)                                        5,350,558
                                                                                            ------------
Total assets                                                                                $778,688,317
                                                                                            ============

CONTRACT OWNERS' EQUITY
Variable life contracts                                                                     $778,688,317
                                                                                            ============


See accompanying notes.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

         Statements of Operations and Changes in Contract Owners' Equity



                                                                                      SUB-ACCOUNT
                                                        --------------------------------------------------------------------
                                                                AGGRESSIVE GROWTH                    ALL CAP GROWTH
                                                        --------------------------------------------------------------------
                                                          YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                           DEC. 31/00        DEC. 31/99       DEC. 31/00        DEC. 31/99
                                                        --------------------------------------------------------------------
Income:
   Net investment income (loss) during the year         $         -       $         -     $    1,203,584    $      893,908
   Realized gain (loss) during the year                      781,308           201,319         1,755,854           465,497
   Unrealized appreciation (depreciation) during
     the year                                             (1,388,722)          399,725        (5,835,143)        2,522,463
                                                        --------------------------------------------------------------------
Net increase (decrease) in assets from operations           (607,414)          601,044        (2,875,705)        3,881,868
                                                        --------------------------------------------------------------------

Changes from principal transactions:
   Transfer of net premiums                                2,881,144           595,127         5,299,576         1,888,993
   Transfer on termination                                  (306,391)         (133,411)       (1,097,397)         (645,925)
   Transfer on policy loans                                  (53,389)             (156)         (261,519)          (17,003)
   Net interfund transfers                                 3,030,368          (206,543)        3,919,834         2,996,672
                                                        --------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                            5,551,732           255,017         7,860,494         4,222,737
                                                        --------------------------------------------------------------------
Total increase (decrease) in assets                        4,944,318           856,061         4,984,789         8,104,605

Assets beginning of year                                   2,459,870         1,603,809        13,968,112         5,863,507
                                                        --------------------------------------------------------------------
Assets end of year                                      $  7,404,188      $  2,459,870    $   18,952,901    $   13,968,112
                                                        ====================================================================


See accompanying notes.

                                                    SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------
                                                                        CAPITAL GROWTH
              BALANCED                       BLUE CHIP GROWTH                BOND                DIVERSIFIED BOND
---------------------------------------------------------------------------------------------------------------------------
       YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED
       DEC. 31/00        DEC. 31/99       DEC. 31/00       DEC. 31/99        DEC. 31/99       DEC. 31/00       DEC. 31/99
---------------------------------------------------------------------------------------------------------------------------
  $    1,922,658    $    3,363,625    $    1,256,181   $      704,256    $    1,504,363    $    236,515      $     96,499
         720,883         1,479,053         1,099,991          613,535          (404,112)        (34,002)           (9,175)

      (6,253,446)       (5,660,915)       (3,834,145)       2,347,320        (1,309,718)         45,990           (72,120)
---------------------------------------------------------------------------------------------------------------------------
      (3,609,905)         (818,237)       (1,477,973)       3,665,111          (209,467)        248,503            15,204
---------------------------------------------------------------------------------------------------------------------------

       4,618,303         5,916,660        10,092,471        6,033,752         1,253,415         815,715           561,745
      (5,579,871)       (5,526,738)       (2,477,865)      (1,605,280)         (627,273)       (127,254)          (59,417)
        (296,021)         (340,550)         (326,876)        (118,582)          (25,224)        (39,836)           (1,024)
      (4,910,092)       (4,108,655)        3,417,891        7,106,796       (21,636,729)        623,649           276,738
---------------------------------------------------------------------------------------------------------------------------
      (6,167,681)       (4,059,283)       10,705,621       11,416,686       (21,035,811)      1,272,274           778,042
---------------------------------------------------------------------------------------------------------------------------
      (9,777,586)       (4,877,520)        9,227,648       15,081,797       (21,245,278)      1,520,777           793,246

      45,352,416        50,229,936        25,799,741       10,717,944        21,245,278       1,743,348           950,102
---------------------------------------------------------------------------------------------------------------------------
  $   35,574,830    $   45,352,416    $   35,027,389   $   25,799,741    $           --    $  3,264,125      $  1,743,348
===========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                          SUB-ACCOUNT
                                                        ---------------------------------------------------
                                                         DYNAMIC GROWTH        EMERGING SMALL COMPANY
                                                        ---------------------------------------------------
                                                        PERIOD ENDED DEC.  YEAR ENDED DEC.  YEAR ENDED DEC.
                                                             31/00**            31/00            31/99
                                                        ---------------------------------------------------
 Income:
    Net investment income (loss) during the year        $         -      $   10,861,111   $      931,296
    Realized gain (loss) during the year                     (34,245)         6,301,844        2,234,670
    Unrealized appreciation (depreciation) during
      the year                                              (530,220)       (20,697,016)      40,955,434
                                                        ---------------------------------------------------
 Net increase (decrease) in assets from operations          (564,465)        (3,534,061)      44,121,400
                                                        ---------------------------------------------------
 Changes from principal transactions:
    Transfer of net premiums                               1,038,582         10,324,298        9,489,193
    Transfer on termination                                 (116,055)       (11,469,437)      (8,527,672)
    Transfer on policy loans                                 (44,428)        (1,229,828)        (504,673)
    Net interfund transfers                                1,168,028         (2,950,927)      (8,765,065)
                                                        ---------------------------------------------------
 Net increase (decrease) in assets from principal
    transactions                                           2,046,127         (5,325,894)      (8,308,217)
                                                        ---------------------------------------------------
 Total increase (decrease) in assets                       1,481,662         (8,859,955)      35,813,183

 Assets beginning of year                                          -        102,569,738       66,756,555
                                                        ---------------------------------------------------
 Assets end of year                                     $  1,481,662     $   93,709,783   $  102,569,738
                                                        ===================================================


** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
              EQUITY INCOME                      EQUITY INDEX                        GLOBAL BOND
----------------------------------------------------------------------------------------------------------
       YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED        YEAR ENDED        YEAR ENDED
       DEC.31/00         DEC. 31/99       DEC. 31/00       DEC. 31/99        DEC. 31/00        DEC. 31/99
----------------------------------------------------------------------------------------------------------
   $    2,760,281   $    1,458,179    $      221,869   $    1,825,519      $   18,358       $   43,890
          (80,630)         374,940         2,696,756        3,651,616          (7,326)         (70,367)

          150,879       (1,255,027)      (10,555,450)       5,860,560           4,720          (14,905)
----------------------------------------------------------------------------------------------------------
        2,830,530          578,092        (7,636,825)      11,337,695          15,752          (41,382)
----------------------------------------------------------------------------------------------------------

        3,349,523        3,893,423        15,766,592       18,917,139         220,199          124,531
       (1,273,761)      (1,286,389)       (6,954,587)      (4,357,423)        (33,905)         (33,062)
          (53,101)         (77,443)         (248,765)        (494,140)         (2,085)             (11)
         (900,697)         311,991        (1,523,237)       5,753,290         (39,466)        (117,727)
----------------------------------------------------------------------------------------------------------
        1,121,964        2,841,582         7,040,003       19,818,866         144,743          (26,269)
----------------------------------------------------------------------------------------------------------
        3,952,494        3,419,674          (596,822)      31,156,561         160,495          (67,651)

       21,995,504       18,575,830        74,963,275       43,806,714         573,117          640,768
----------------------------------------------------------------------------------------------------------
   $   25,947,998   $   21,995,504    $   74,366,453   $   74,963,275      $  733,612       $  573,117
==========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                   SUB-ACCOUNT
                                                       --------------------------------------------------------------------
                                                                 GLOBAL EQUITY                          GROWTH
                                                       --------------------------------------------------------------------
                                                           YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                           DEC. 31/00        DEC. 31/99       DEC. 31/00       DEC. 31/99
                                                       --------------------------------------------------------------------
Income:
   Net investment income (loss) during the year        $    1,026,287     $    493,157    $    1,603,161    $      447,543
   Realized gain (loss) during the year                      (631,106)        (155,359)          695,686           530,120
   Unrealized appreciation (depreciation) during
     the year                                                 740,951         (121,909)       (8,128,839)        2,359,746
                                                       --------------------------------------------------------------------
Net increase (decrease) in assets from operations           1,136,132          215,889        (5,829,992)        3,337,409
                                                       --------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                                 2,106,572        1,527,332         6,069,409         2,817,768
   Transfer on termination                                   (515,552)        (386,590)       (1,297,222)         (500,367)
   Transfer on policy loans                                   (14,792)         (21,561)         (120,470)          (74,903)
   Net interfund transfers                                  1,068,265        1,818,979         3,009,403         2,324,764
                                                       --------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                             2,644,493        2,938,160         7,661,120         4,567,262
                                                       --------------------------------------------------------------------
Total increase (decrease) in assets                         3,780,625        3,154,049         1,831,128         7,904,671

Assets beginning of year                                    7,396,859        4,242,810        14,651,615         6,746,944
                                                       --------------------------------------------------------------------
Assets end of year                                     $   11,177,484     $  7,396,859    $   16,482,743    $   14,651,615
                                                       ====================================================================

        See accompanying notes.

                                                  SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
           GROWTH AND INCOME                       HIGH YIELD                     INCOME AND VALUE
---------------------------------------------------------------------------------------------------------
      YEAR ENDED        YEAR ENDED         YEAR ENDED      YEAR ENDED        YEAR ENDED       YEAR ENDED
      DEC. 31/00        DEC. 31/99         DEC. 31/00      DEC. 31/99        DEC. 31/00       DEC. 31/99
---------------------------------------------------------------------------------------------------------
   $    3,025,404   $    1,278,189     $     14,646     $    340,814        $1,092,315     $    408,866
          985,560        1,264,337          (62,640)         (57,295)          (16,392)          13,556

       (7,885,806)       4,417,624         (346,754)         (69,365)         (833,733)         (94,286)
---------------------------------------------------------------------------------------------------------
       (3,874,842)       6,960,150         (394,748)         214,154           242,190          328,136
---------------------------------------------------------------------------------------------------------

       11,665,612        7,477,562        1,336,937          799,494         1,131,379        1,638,769
       (3,632,508)      (3,261,292)        (275,933)        (179,923)         (459,846)        (330,215)
         (666,144)        (176,590)         (56,383)          (4,294)          (15,719)          (9,200)
        1,931,597        2,945,525          182,737          891,770           329,751            1,531
---------------------------------------------------------------------------------------------------------
        9,298,557        6,985,205        1,187,358        1,507,047           985,565        1,300,885
---------------------------------------------------------------------------------------------------------
        5,423,715       13,945,355          792,610        1,721,201         1,227,755        1,629,021

       47,073,070       33,127,715        3,823,158        2,101,957         4,754,507        3,125,486
---------------------------------------------------------------------------------------------------------
   $   52,496,785   $   47,073,070     $  4,615,768     $  3,823,158        $5,982,262     $  4,754,507
=========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                           SUB-ACCOUNT
                                                       --------------------------------------------------
                                                         INTERNATIONAL
                                                             INDEX            INTERNATIONAL SMALL CAP
                                                       --------------------------------------------------
                                                          PERIOD ENDED       YEAR ENDED       YEAR ENDED
                                                          DEC. 31/00**       DEC. 31/00       DEC. 31/99
                                                       --------------------------------------------------
 Income:
    Net investment income (loss) during the year       $      2,220         $1,275,987     $      9,451
    Realized gain (loss) during the year                       (982)          (941,463)       1,126,604
    Unrealized appreciation (depreciation) during
      the year                                               (6,610)        (2,864,772)       1,360,161
                                                       --------------------------------------------------
 Net increase (decrease) in assets from operations           (5,372)        (2,530,248)       2,496,216
                                                       --------------------------------------------------
 Changes from principal transactions:
    Transfer of net premiums                                125,117          2,151,313          826,503
    Transfer on termination                                  (5,611)          (399,289)        (206,773)
    Transfer on policy loans                                 (6,792)          (227,364)         (11,684)
    Net interfund transfers                                  51,596          2,099,442         (266,727)
                                                       --------------------------------------------------
 Net increase (decrease) in assets from principal
    transactions                                            164,310          3,624,102          341,319
                                                       --------------------------------------------------
 Total increase (decrease) in assets                        158,938          1,093,854        2,837,535

 Assets beginning of year                                         -          5,530,970        2,693,435
                                                       --------------------------------------------------
 Assets end of year                                    $    158,938         $6,624,824     $  5,530,970
                                                       ==================================================


  * Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.


** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                                          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
                                                                              INTERNET
          INTERNATIONAL STOCK                 INTERNATIONAL VALUE           TECHNOLOGIES         INVESTMENT QUALITY BOND
----------------------------------------------------------------------------------------------------------------------------
     YEAR ENDED         YEAR ENDED         YEAR ENDED      PERIOD ENDED     PERIOD ENDED      YEAR ENDED        YEAR ENDED
     DEC. 31/00         DEC. 31/99         DEC. 31/00      DEC. 31/99*      DEC. 31/00**      DEC. 31/00        DEC. 31/99
----------------------------------------------------------------------------------------------------------------------------
  $      141,854    $    2,378,902     $      4,865      $       -         $       -      $    1,764,230    $      115,157
       1,979,909         1,389,951          (24,646)         (6,853)             (156)           (65,106)         (118,167)

      (7,021,945)        2,728,312             (339)         33,763          (416,574)           543,010          (330,836)
----------------------------------------------------------------------------------------------------------------------------
      (4,900,182)        6,497,165          (20,120)         26,910          (416,730)         2,242,134          (333,846)
----------------------------------------------------------------------------------------------------------------------------

       4,769,383         3,991,679          970,793          67,544           613,893          3,717,837         2,534,307
      (2,042,903)       (1,409,171)         (57,439)         (5,873)          (49,773)        (2,138,923)       (1,228,511)
        (319,996)         (245,714)          (6,340)              -            (4,746)          (183,365)          (45,188)
         306,879          (561,839)         268,631         368,846           501,473           (247,524)       20,819,872
----------------------------------------------------------------------------------------------------------------------------
       2,713,363         1,774,955        1,175,645         430,517         1,060,847          1,148,025        22,080,480
----------------------------------------------------------------------------------------------------------------------------
      (2,186,819)        8,272,120        1,155,525         457,427           644,117          3,390,159        21,746,634

      28,849,762        20,577,642          457,427               -                 -         23,176,815         1,430,181
----------------------------------------------------------------------------------------------------------------------------
  $   26,662,943    $   28,849,762     $  1,612,952      $  457,427        $  644,117     $   26,566,974    $   23,176,815
============================================================================================================================

              The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                        SUB-ACCOUNT
                                                             ------------------------------------------------------------------
                                                                     LARGE CAP GROWTH               LIFESTYLE AGGRESSIVE 1000
                                                             ------------------------------------------------------------------
                                                              YEAR ENDED         YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                              DEC. 31/00         DEC. 31/99        DEC. 31/00        DEC. 31/99
                                                             ------------------------------------------------------------------
Income:
   Net investment income (loss) during the year              $  1,441,638      $    371,353      $    216,326      $    178,067
   Realized gain (loss) during the year                            21,675           100,576            (9,437)          (51,566)
   Unrealized appreciation (depreciation) during
     the year                                                  (3,593,685)          677,804          (443,010)          371,856
                                                             ------------------------------------------------------------------
Net increase (decrease) in assets from operations              (2,130,372)        1,149,733          (236,121)          498,357
                                                             ------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                                     4,930,460         1,349,722         1,402,412         1,220,401
   Transfer on termination                                       (935,574)         (310,785)         (465,958)         (711,359)
   Transfer on policy loans                                      (149,564)          (20,962)           (1,220)           (3,817)
   Net interfund transfers                                      4,710,968           876,677            (2,198)         (911,439)
                                                             ------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                                 8,556,290         1,894,652           933,036          (406,214)
                                                             ------------------------------------------------------------------
Total increase (decrease) in assets                             6,425,918         3,044,385           696,915            92,143

Assets beginning of year                                        6,670,104         3,625,719         3,954,235         3,862,092
                                                             ------------------------------------------------------------------
Assets end of year                                           $ 13,096,022      $  6,670,104      $  4,651,150      $  3,954,235
                                                             ==================================================================


See accompanying notes.

                                               SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
     LIFESTYLE BALANCED 640            LIFESTYLE CONSERVATIVE 280           LIFESTYLE GROWTH 820
-------------------------------------------------------------------------------------------------------
   YEAR ENDED       YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED       YEAR ENDED
   DEC. 31/00       DEC. 31/99        DEC. 31/00        DEC. 31/99        DEC. 31/00       DEC. 31/99
-------------------------------------------------------------------------------------------------------
$    569,650      $    396,729      $     13,788      $     11,447      $  1,673,771      $    962,278
      86,155           (30,994)             (844)            1,866            79,771           (74,308)

    (472,949)          510,201             2,739            (7,716)       (2,474,203)        1,958,069
-------------------------------------------------------------------------------------------------------
     182,856           875,936            15,683             5,597          (720,661)        2,846,039
-------------------------------------------------------------------------------------------------------

   3,308,556         3,129,737            30,443            42,811         5,916,596         5,461,863
    (883,442)       (1,094,958)           (9,144)           (8,329)       (2,038,161)       (1,622,631)
    (122,975)          (64,221)             --                --            (134,239)         (279,099)
    (805,706)         (306,459)           70,433           (32,902)          127,472        (1,593,145)
-------------------------------------------------------------------------------------------------------
   1,496,433         1,664,099            91,732             1,580         3,871,668         1,966,988
-------------------------------------------------------------------------------------------------------
   1,679,289         2,540,035           107,415             7,177         3,151,007         4,813,027

   8,236,104         5,696,069           115,194           108,017        20,670,423        15,857,396
-------------------------------------------------------------------------------------------------------
$  9,915,393      $  8,236,104      $    222,609      $    115,194      $ 23,821,430      $ 20,670,423
=======================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                  SUB-ACCOUNT
                                                      -------------------------------------------------------------------
                                                           LIFESTYLE MODERATE 460                 MID CAP BLEND
                                                      -------------------------------------------------------------------
                                                         YEAR ENDED       YEAR ENDED       YEAR ENDED        YEAR ENDED
                                                         DEC. 31/00       DEC. 31/99       DEC. 31/00        DEC. 31/99
                                                      -------------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $    164,841      $     49,688      $  4,905,140      $  3,059,165
   Realized gain (loss) during the year                     (8,201)           (1,920)         (440,187)         (531,319)
   Unrealized appreciation (depreciation) during
     the year                                              (93,118)           30,959        (6,852,403)        4,461,702
                                                      -------------------------------------------------------------------
Net increase (decrease) in assets from operations           63,522            78,727        (2,387,450)        6,989,548
                                                      -------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                                499,839           324,816         5,698,436         5,041,183
   Transfer on termination                                (278,844)          (80,708)       (2,255,941)       (1,858,127)
   Transfer on policy loans                                 (4,505)          (61,993)         (210,773)         (108,303)
   Net interfund transfers                                  34,843           336,696           333,630        (1,877,218)
                                                      -------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                            251,333           518,811         3,565,352         1,197,535
                                                      -------------------------------------------------------------------
Total increase (decrease) in assets                        314,855           597,538         1,177,902         8,187,083

Assets beginning of year                                 1,275,882           678,344        32,680,369        24,493,286
                                                      -------------------------------------------------------------------
Assets end of year                                    $  1,590,737      $  1,275,882      $ 33,858,271      $ 32,680,369
                                                      ===================================================================


* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                                       SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------
  MID CAP INDEX              MID CAP STOCK                      MONEY MARKET                          OVERSEAS
------------------------------------------------------------------------------------------------------------------------
  PERIOD ENDED       YEAR ENDED       PERIOD ENDED     YEAR ENDED        YEAR ENDED         YEAR ENDED        YEAR ENDED
  DEC. 31/00**       DEC. 31/00        DEC. 31/99*     DEC. 31/00        DEC. 31/99         DEC. 31/00        DEC. 31/99
------------------------------------------------------------------------------------------------------------------------
$      9,975      $       --        $       --        $  2,837,122      $  1,699,216      $    410,096      $       --
       2,568             4,809              (158)             --                --            (743,314)          588,825

      (5,753)          (82,824)            7,230              --                --            (806,861)          485,470
------------------------------------------------------------------------------------------------------------------------
       6,790           (78,015)            7,072         2,837,122         1,699,216        (1,140,079)        1,074,295
------------------------------------------------------------------------------------------------------------------------

      62,405         1,209,637           114,220        60,929,701        29,641,080         2,507,305           516,783
     (18,904)          (70,213)           (9,534)       (7,374,966)       (5,654,160)         (284,281)          (73,681)
        --              (1,970)             --            (602,642)          266,827          (199,359)          (14,262)
     500,415           497,797            74,430       (37,492,208)      (12,059,047)        1,670,197         1,464,007
------------------------------------------------------------------------------------------------------------------------
     543,916         1,635,251           179,116        15,459,885        12,194,700         3,693,862         1,892,847
------------------------------------------------------------------------------------------------------------------------
     550,706         1,557,236           186,188        18,297,007        13,893,916         2,553,783         2,967,142

        --             186,188              --          45,601,979        31,708,063         4,372,356         1,405,214
------------------------------------------------------------------------------------------------------------------------
$    550,706      $  1,743,424      $    186,188      $ 63,898,986      $ 45,601,979      $  6,926,139      $  4,372,356
========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                  SUB-ACCOUNT
                                                      ------------------------------------------------------------------
                                                                 PACIFIC RIM
                                                              EMERGING MARKETS                  QUANTITATIVE EQUITY
                                                      ------------------------------------------------------------------
                                                        YEAR ENDED        YEAR ENDED       YEAR ENDED         YEAR ENDED
                                                        DEC. 31/00        DEC. 31/99       DEC. 31/00         DEC. 31/99
                                                      ------------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $     37,735      $    188,217      $  8,207,833      $  5,044,334
   Realized gain (loss) during the year                  1,142,246         1,967,184         3,373,479         3,505,103
   Unrealized appreciation (depreciation) during
     the year                                           (3,893,747)        1,745,251        (7,729,114)        2,911,530
                                                      ------------------------------------------------------------------
Net increase (decrease) in assets from operations       (2,713,766)        3,900,652         3,852,198        11,460,967
                                                      ------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                              1,890,887         1,679,389         8,153,108         7,800,323
   Transfer on termination                                (692,836)         (471,769)       (8,068,279)       (5,396,356)
   Transfer on policy loans                                (93,909)          (33,384)         (437,721)         (474,041)
   Net interfund transfers                                 349,025          (185,077)        1,180,710        (3,728,101)
                                                      ------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                          1,453,167           989,159           827,818        (1,798,175)
                                                      ------------------------------------------------------------------
Total increase (decrease) in assets                     (1,260,599)        4,889,811         4,680,016         9,662,792

Assets beginning of year                                10,510,125         5,620,314        61,856,519        52,193,727
                                                      ------------------------------------------------------------------
Assets end of year                                    $  9,249,526      $ 10,510,125      $ 66,536,535      $ 61,856,519
                                                      ==================================================================


* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                                              SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------
        REAL ESTATE SECURITIES             SCIENCE AND TECHNOLOGY        SMALL CAP INDEX          SMALL COMPANY BLEND
---------------------------------------------------------------------------------------------------------------------------
     YEAR ENDED        YEAR ENDED       YEAR ENDED         YEAR ENDED      PERIOD ENDED        YEAR ENDED      PERIOD ENDED
     DEC. 31/00        DEC. 31/99       DEC. 31/00        DEC. 31/99       DEC. 31/00**        DEC. 31/00      DEC. 31/99*
---------------------------------------------------------------------------------------------------------------------------
  $    725,501      $  1,081,197      $    875,644      $  1,831,034      $      5,143      $    166,689      $      7,350
      (368,039)           82,415         4,226,679         2,759,418            (1,758)         (184,160)            1,781

     4,345,939        (2,907,686)      (19,928,665)        5,368,742           (10,171)         (603,705)           41,163
---------------------------------------------------------------------------------------------------------------------------
     4,703,401        (1,744,074)      (14,826,342)        9,959,194            (6,786)         (621,176)           50,294
---------------------------------------------------------------------------------------------------------------------------

     2,709,003         3,182,121        11,215,089         3,767,735            94,350         1,152,722           174,380
    (1,866,577)       (2,092,541)       (2,826,592)         (796,754)           (6,716)          (46,909)          (10,104)
      (245,678)         (117,862)         (405,481)          (98,286)           (3,396)          (27,509)             --
      (847,081)       (2,881,180)        9,680,246         8,691,040            78,092           954,977           167,059
---------------------------------------------------------------------------------------------------------------------------
      (250,333)       (1,909,462)       17,663,262        11,563,735           162,330         2,033,281           331,335
---------------------------------------------------------------------------------------------------------------------------
     4,453,068        (3,653,536)        2,836,920        21,522,929           155,544         1,412,105           381,629

    19,042,967        22,696,503        26,459,240         4,936,311              --             381,629              --
---------------------------------------------------------------------------------------------------------------------------
  $ 23,496,035      $ 19,042,967      $ 29,296,160      $ 26,459,240      $    155,544      $  1,793,734      $    381,629
===========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                               SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                              SMALL COMPANY VALUE               STRATEGIC BOND
                                                      ---------------------------------------------------------------
                                                        YEAR ENDED       YEAR ENDED      YEAR ENDED       YEAR ENDED
                                                        DEC. 31/00       DEC. 31/99      DEC. 31/00       DEC. 31/99
                                                      ---------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $     2,245      $       305      $   286,876      $   204,203
   Realized gain (loss) during the year                    93,029            7,291          (66,380)         (74,383)
   Unrealized appreciation (depreciation) during
     the year                                              48,360           88,627           61,320          (62,876)
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets from operations         143,634           96,223          281,816           66,944
                                                      ---------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                               747,241          398,042        1,165,949          747,221
   Transfer on termination                               (104,932)         (50,211)        (235,557)        (169,596)
   Transfer on policy loans                                (9,018)            --            (45,301)         (15,952)
   Net interfund transfers                              1,241,872          289,944          304,387          (49,496)
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                         1,875,163          637,775        1,189,478          512,177
                                                      ---------------------------------------------------------------
Total increase (decrease) in assets                     2,018,797          733,998        1,471,294          579,121

Assets beginning of year                                1,100,603          366,605        3,481,336        2,902,215
                                                      ---------------------------------------------------------------
Assets end of year                                    $ 3,119,400      $ 1,100,603      $ 4,952,630      $ 3,481,336
                                                      ===============================================================


 * Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                          SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
      TACTICAL                                           TOTAL STOCK
     ALLOCATION               TOTAL RETURN               MARKET INDEX       U.S. GOVERNMENT SECURITIES
-------------------------------------------------------------------------------------------------------
    PERIOD ENDED      YEAR ENDED     PERIOD ENDED     PERIOD ENDED     YEAR ENDED        YEAR ENDED
    DEC. 31/00**      DEC. 31/00      DEC. 31/99*     DEC. 31/00**     DEC. 31/00        DEC. 31/99
-------------------------------------------------------------------------------------------------------
  $    11,333      $    29,836      $      --        $     2,748      $   319,991      $   143,586
          (20)           6,187             (252)            (239)         (33,921)          21,642

      (24,796)         145,527              364          (22,955)         189,826         (173,224)
-------------------------------------------------------------------------------------------------------
      (13,483)         181,550              112          (20,446)         475,896           (7,996)
-------------------------------------------------------------------------------------------------------

      270,846          800,492          102,093          199,595        1,442,818          933,102
       (7,090)         (68,577)         (17,463)          (9,092)        (420,953)        (302,051)
       (3,393)         (48,429)            --               --              1,677               75
       70,288        1,016,257          394,795          123,776         (710,743)         630,563
-------------------------------------------------------------------------------------------------------
      330,651        1,699,743          479,425          314,279          312,799        1,261,689
-------------------------------------------------------------------------------------------------------
      317,168        1,881,293          479,537          293,833          788,695        1,253,693

         --            479,537             --               --          4,558,716        3,305,023
-------------------------------------------------------------------------------------------------------
  $   317,168      $ 2,360,830      $   479,537      $   293,833      $ 5,347,411      $ 4,558,716
=======================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                  SUB-ACCOUNT
                                                      --------------------------------------------------------------
                                                           U.S. LARGE CAP VALUE                     VALUE
                                                      --------------------------------------------------------------
                                                       YEAR ENDED      PERIOD ENDED      YEAR ENDED       YEAR ENDED
                                                       DEC. 31/00      DEC. 31/99*       DEC. 31/00       DEC. 31/99
                                                      --------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $    30,478      $      --        $      --        $   160,502
   Realized gain (loss) during the year                     2,018               18         (204,029)         (36,495)
   Unrealized appreciation (depreciation) during
     the year                                              35,510           95,862        1,955,231         (317,742)
                                                      --------------------------------------------------------------
Net increase (decrease) in assets from operations          68,006           95,880        1,751,202         (193,735)
                                                      --------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                             3,097,133          373,681        1,668,925        1,586,580
   Transfer on termination                               (306,562)         (40,839)        (372,336)        (292,517)
   Transfer on policy loans                                (6,546)            --           (118,965)          (4,081)
   Net interfund transfers                              2,799,989        1,465,208        1,097,532          419,572
                                                      --------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                         5,584,014        1,798,050        2,275,156        1,709,554
                                                      --------------------------------------------------------------
Total increase (decrease) in assets                     5,652,020        1,893,930        4,026,358        1,515,819

Assets beginning of year                                1,893,930             --          5,083,047        3,567,228
                                                      --------------------------------------------------------------
Assets end of year                                    $ 7,545,950      $ 1,893,930      $ 9,109,405      $ 5,083,047
                                                      ==============================================================


 * Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

               SUB-ACCOUNT
------------------------------------
   WORLDWIDE GROWTH      500 INDEX                     TOTAL
------------------------------------------------------------------------
      YEAR ENDED       PERIOD ENDED       YEAR ENDED          YEAR ENDED
      DEC. 31/99       DEC. 31/00**       DEC. 31/00          DEC. 31/99
------------------------------------------------------------------------
  $      11,362      $      11,246      $  51,387,171      $  31,693,647
         68,678            (16,940)        22,080,244         20,827,272

        (14,108)          (273,894)      (115,641,365)        69,327,505
------------------------------------------------------------------------
         65,932           (279,588)       (42,173,950)       121,848,424
------------------------------------------------------------------------

        274,770          3,899,444        214,068,040        138,216,989
        (16,702)          (203,952)       (70,163,910)       (51,392,480)
        (11,284)           (18,727)        (7,067,602)        (3,208,585)
     (1,392,780)         1,953,381            275,952           (253,364)
------------------------------------------------------------------------
     (1,145,996)         5,630,146        137,112,480         83,362,560
------------------------------------------------------------------------
     (1,080,064)         5,350,558         94,938,530        205,210,984

      1,080,064               --          683,749,787        478,538,803
------------------------------------------------------------------------
  $        --        $   5,350,558      $ 778,688,317      $ 683,749,787
========================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Notes to Financial Statements

                                December 31, 2000

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Three (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in forty-seven sub-accounts of Manufacturers Investment Trust (the Trust). The account is a funding vehicle for allocation of net premiums under single premium variable life and variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio of the Trust. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, effective May 2, 2000, the following sub-account of the Account has been replaced with a new sub-account fund as follows:

               PREVIOUS FUND                                  NEW FUND

            Mid Cap Growth Trust                        All Cap Growth Trust

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable life insurance contract holders of Manufacturers Life of America:

                                                          Commencement of
                                                         Operations of the
                                                            Sub-accounts
                                                         -----------------
Dynamic Growth Trust                                        May 2, 2000
International Index Trust                                   May 2, 2000
International Value Trust                                   May 1, 1999
Internet Technologies Trust                                 May 2, 2000
Mid Cap Index Trust                                         May 2, 2000
Mid Cap Stock Trust                                         May 1, 1999
Small Cap Index Trust                                       May 2, 2000
Small Company Blend Trust                                   May 1, 1999
Tactical Allocation Trust                                   May 2, 2000
Total Return Trust                                          May 1, 1999
Total Stock Market Index Trust                              May 2, 2000
U.S. Large Cap Value Trust                                  May 1, 1999
500 Index Trust                                             May 2, 2000

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


4. PURCHASES AND SALES

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the period ended December 31, 2000:

                                                           PURCHASES           SALES
                                                           ---------           -----
Aggressive Growth Trust                                $    8,019,899    $    2,468,166
All Cap Growth Trust                                       16,182,742         7,118,664
Balanced Trust                                              4,205,822         8,450,845
Blue Chip Growth Trust                                     15,877,023         3,915,222
Diversified Bond Trust                                      1,769,759           260,970
Dynamic Growth Trust                                        2,197,718           151,590
Emerging Small Company Trust                               18,477,959        12,942,742
Equity Income Trust                                         6,769,753         2,887,508
Equity Index Trust                                         18,733,836        11,471,964
Global Bond Trust                                             304,886           141,785
Global Equity Trust                                        18,079,661        14,408,881
Growth Trust                                               11,696,647         2,432,366
Growth & Income Trust                                      15,046,839         2,722,878
High Yield Trust                                            2,427,826         1,225,821
Income and Value Trust                                      2,514,745           436,865
International Index Trust                                     174,861             8,331
International Small Cap Trust                              16,507,631        11,607,542
International Stock Trust                                  21,063,260        18,208,044
International Value Trust                                   2,464,874         1,284,364
Internet Technologies Trust                                 1,691,129           630,282
Investment Quality Bond Trust                               5,805,208         2,892,953
Large Cap Growth Trust                                     11,430,246         1,432,319
Lifestyle Aggressive 1000 Trust                             1,666,763           517,400
Lifestyle Balanced 640 Trust                                3,973,581         1,907,498
Lifestyle Conservative 280 Trust                              120,201            14,680
Lifestyle Growth 820 Trust                                  7,105,742         1,560,302
Lifestyle Moderate 460 Trust                                  704,837           288,663
Mid Cap Blend Trust                                        11,675,074         3,204,582
Mid Cap Index Trust                                           858,391           304,500
Mid Cap Stock Trust                                         2,505,863           870,613
Money Market Trust                                        133,882,405       115,585,398
Overseas Trust                                             21,862,479        17,758,521
Pacific Rim Emerging Markets Trust                         10,745,858         9,254,956
Quantitative Equity Trust                                  17,411,696         8,376,044
Real Estate Securities Trust                                3,372,234         2,897,066
Science & Technology Trust                                 40,656,264        22,117,359
Small Cap Index Trust                                         188,065            20,592
Small Company Blend Trust                                   4,543,750         2,343,780
Small Company Value Trust                                   2,836,537           959,130
Strategic Bond Trust                                        2,180,768           704,413
Tactical Allocation Trust                                     347,423             5,439
Total Return Trust                                          2,007,281           277,702
Total Stock Market Index                                      322,499             5,472
U.S. Government Securities Trust                            2,117,690         1,484,900
U.S. Large Cap Value Trust                                  6,193,938           579,446
Value Trust                                                 3,939,653         1,664,497
500 Index Trust                                             5,883,114           241,721
                                                         ------------------------------
Total                                                    $488,544,430      $300,044,776
                                                         ==============================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


5. UNIT VALUES

A summary of the accumulation unit values at December 31, 2000 and December 31, 1999 and the accumulation units and dollar value outstanding at December 31, 2000 for the variable life contracts are as follows:

                                                 1999                         2000
                                              -----------------------------------------------------------
                                              UNIT VALUE    UNIT VALUE        UNITS           DOLLARS
                                              -----------------------------------------------------------
Aggressive Growth Trust                         $20.16        $20.77          356,548     $    7,404,188
All Cap Growth Trust                             28.33         25.28          749,807         18,952,901
Balanced Trust                                   29.49         26.74        1,330,346         35,574,830
Blue Chip Growth Trust                           24.63         23.95        1,462,754         35,027,389
Diversified Bond Trust                           13.07         14.42          226,375          3,264,125
Dynamic Growth Trust                                 -          7.98          185,672          1,481,662
Emerging Small Company Trust                     74.86         71.65        1,307,969         93,709,783
Equity Income Trust                              16.64         18.80        1,380,099         25,947,998
Equity Index Trust                               23.78         21.57        3,447,963         74,366,453
Global Bond Trust                                13.27         13.49           54,365            733,612
Global Equity Trust                              16.97         19.04          587,025         11,177,484
Growth Trust                                     25.46         18.51          890,331         16,482,743
Growth and Income Trust                          23.46         21.79        2,408,919         52,496,785
High Yield Trust                                 15.37         14.00          329,776          4,615,768
Income and Value Trust                           15.51         16.28          367,507          5,982,262
International Index Trust                            -         11.27           14,103            158,938
International Small Cap Trust                    26.16         18.53          357,528          6,624,824
International Stock Trust                        18.12         15.12        1,763,929         26,662,943
International Value Trust                        12.98         12.14          132,848          1,612,952
Internet Technologies Trust                          -          7.03           91,924            644,117
Investment Quality Bond Trust                    14.51         15.87        1,673,822         26,566,974
Large Cap Growth Trust                           19.42         16.65          786,413         13,096,022
Lifestyle Aggressive 1000 Trust                  17.21         16.33          284,768          4,651,150
Lifestyle Balanced 640 Trust                     16.76         17.18          577,034          9,915,393
Lifestyle Conservative 280 Trust                 15.74         16.95           13,131            222,609
Lifestyle Growth 820 Trust                       17.62         17.09        1,393,678         23,821,430
Lifestyle Moderate 460 Trust                     16.40         17.10           93,014          1,590,737
Mid Cap Blend Trust                              18.95         17.74        1,908,650         33,858,271
Mid Cap Index Trust                                  -         13.39           41,116            550,706
Mid Cap Stock Trust                              12.60         12.10          144,085          1,743,424
Money Market Trust                               19.15         20.28        3,151,211         63,898,986
Overseas Trust                                   18.96         15.41          449,483          6,926,139
Pacific Rim Emerging Markets Trust               11.85          8.97        1,031,699          9,249,526
Quantitative Equity Trust                        53.10         56.45        1,178,769         66,536,535
Real Estate Securities Trust                     30.30         38.08          616,941         23,496,035
Science & Technology Trust                       40.21         26.51        1,104,943         29,296,160
Small Cap Index                                      -         11.70           13,291            155,544
Small Company Blend Trust                        16.07         12.90          139,069          1,793,734
Small Company Value Trust                         9.21          9.76          319,683          3,119,400
Strategic Bond Trust                             14.11         15.15          326,940          4,952,630
Tactical Allocation Trust                            -         12.10           26,212            317,168
Total Return Trust                               12.37         13.72          172,081          2,360,830
Total Stock Market Index Trust                       -         11.24           26,131            293,833
U.S. Government Securities Trust                 11.91         13.21          404,853          5,347,411
U.S. Large Cap Value Trust                       12.84         13.20          571,773          7,545,950
Value Trust                                      13.81         17.20          529,481          9,109,405
500 Index Trust                                      -         11.30          473,346          5,350,558
                                                                                            ------------
Total                                                                                       $778,688,317
                                                                                            ============

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

     THE MANUFACTURERS LIFE INSURANCE
     COMPANY OF AMERICA SEPARATE ACCOUNT THREE

     Financial Statements

     Nine months ended September 30, 2001 (unaudited) with December 31, 2000 comparative (audited)

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                              Financial Statements

                Nine months ended September 30, 2001 (unaudited)
                  with December 31, 2000 comparative (audited)



                                    CONTENTS


Financial Statements

Statement of Assets and Contract Owners' Equity................................1
Statements of Operations and Changes in Contract Owners' Equity................3
Notes to Financial Statements.................................................25

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)

ASSETS
Investments at market value:
  Sub-Accounts:
    Aggressive Growth Trust - 508,805 shares (cost $9,677,637)                  $  5,897,048
    All Cap Growth Trust - 1,080,522 shares (cost $23,979,270)                    13,484,917
    All Cap Value Trust - 10,683 shares (cost $131,525)                              114,092
    Balanced Trust - 2,270,419 shares (cost $40,120,924)                          28,811,614
    Blue Chip Growth Trust - 2,175,555 shares (cost $41,922,870)                  30,327,232
    Capital Appreciation Trust - 10,310 shares (cost $103,352)                        79,282
    Capital Opportunities Trust - 18,475 shares (cost $199,028)                      168,673
    Diversified Bond Trust - 522,738 shares (cost $5,416,251)                      5,525,336
    Dynamic Growth Trust - 361,612 shares (cost $2,845,505)                        1,507,921
    Emerging Small Company Trust - 2,693,625 shares (cost $70,005,360)            56,108,198
    Equity Growth Trust - 1,206 shares (cost $11,989)                                 12,785
    Equity Income Trust - 1,982,680 shares (cost $31,788,582)                     27,856,659
    Equity Index Trust - 4,652,921 shares (cost $75,249,952)                      58,952,512
    Equity Value Trust - 2,237 shares (cost $23,978)                                  25,253
    Financial Services Trust - 14,888 shares (cost $171,064)                         157,669
    Fundamental Value Trust - 111,039 shares (cost $1,336,102)                     1,174,790
    Global Bond Trust - 76,605 shares (cost $873,706)                                903,172
    Global Equity Trust - 764,648 shares (cost $12,038,170)                        9,099,307
    Global Value Trust - 1,102 shares (cost $11,989)                                  12,749
    Growth Trust - 1,020,903 shares (cost $22,564,639)                            12,455,020
    Growth and Income Trust - 2,126,922 shares (cost $57,352,008)                 46,260,544
    Health Sciences Trust - 35,646 shares (cost $460,082)                            428,104
    High Yield Trust - 516,875 shares (cost $5,726,082)                            4,936,161
    Income and Value Trust - 751,654 shares (cost $8,532,980)                      6,794,948
    International Index Trust - 68,940 shares (cost $688,785)                        560,482
    International Small Cap Trust - 418,408 shares (cost $5,117,244)               4,184,079
    International Stock Trust - 2,305,227 shares (cost $28,967,621)               20,285,996
    International Value Trust - 258,725 shares (cost $2,872,105)                   2,413,908
    Internet Technologies Trust - 127,271 shares (cost $1,063,234)                   352,541
    Investment Quality Bond Trust - 2,487,349 shares (cost $28,897,893)           29,499,957
    Large Cap Growth Trust - 1,417,185 shares (cost $19,532,020)                  12,612,943
    Lifestyle Aggressive 1000 Trust - 505,549 shares (cost $6,387,244)             4,610,606
    Lifestyle Balanced 640 Trust - 1,053,623 shares (cost $13,659,044)            11,621,467
    Lifestyle Conservative 280 Trust - 26,860 shares (cost $344,070)                 340,855
    Lifestyle Growth 820 Trust - 2,201,229 shares (cost $28,907,381)              22,342,471
    Lifestyle Moderate 460 Trust - 181,191 shares (cost $2,336,702)                2,103,628

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)

ASSETS (CONTINUED)
Investments at market value:
  Sub-Accounts:
    Managed Bond Trust - 4,647 shares (cost $59,945)                            $     60,595
    Mid Cap Growth Trust - 30,733 shares (cost $347,487)                             250,169
    Mid Cap Index Trust - 102,009 shares (cost $1,328,985)                         1,118,021
    Mid Cap Opportunities Trust - 8,060 shares (cost $80,493)                         68,187
    Mid Cap Stock Trust - 240,094 shares (cost $2,670,368)                         2,141,641
    Mid Cap Value Trust - 67,628 shares (cost $842,973)                              781,779
    Money Market Trust - 7,661,984 shares (cost $76,619,838)                      76,619,838
    Overseas Trust - 731,368 shares (cost $6,585,016)                              5,799,745
    Pacific Rim Emerging Markets Trust - 1,165,693 shares (cost $9,192,377)        6,842,619
    Quantitative Equity Trust - 3,032,794 shares (cost $68,110,324)               46,826,333
    Quantitative Mid Cap Trust - 3,607 shares (cost $32,866)                          33,115
    Real Estate Securities Trust - 1,520,358 shares (cost $23,857,598)            22,866,188
    Science and Technology Trust - 1,530,902 shares (cost $39,281,373)            14,528,264
    Small Cap Index Trust - 122,472 shares (cost $1,432,739)                       1,162,263
    Small Company Blend Trust - 240,768 shares (cost $2,630,501)                   2,082,643
    Small Company Value Trust - 362,726 shares (cost $4,691,959)                   4,341,826
    Small Mid Cap Trust - 1,143 shares (cost $11,989)                                 12,286
    Strategic Bond Trust - 536,472 shares (cost $5,831,701)                        5,702,692
    Strategic Growth Trust - 44,314 shares (cost $498,408)                           409,016
    Strategic Opportunities Trust - 2,454,580 shares (cost $44,162,528)           26,362,184
    Tactical Allocation Trust - 38,747 shares (cost $469,491)                        354,919
    Telecommunications Trust - 2,074 shares (cost $20,045)                            13,727
    Total Return Trust - 407,190 shares (cost $5,327,828)                          5,659,935
    Total Stock Market Index Trust - 183,763 shares (cost $1,911,602)              1,617,111
    U.S. Government Securities Trust - 561,956 shares (cost $7,480,605)            7,738,134
    U.S. Large Cap Value Trust - 809,326 shares (cost $10,420,317)                 8,708,343
    Utilities Trust - 7,442 shares (cost $84,183)                                     69,061
    Value Trust - 886,044 shares (cost $13,441,872)                               13,184,335
    500 Index Trust - 955,933 shares (cost $10,378,673)                            8,546,044
                                                                                ------------
Total assets                                                                    $685,923,932
                                                                                ============
CONTRACT OWNERS' EQUITY
Variable life contracts                                                         $685,923,932
                                                                                ============

See accompanying notes.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                    AGGRESSIVE GROWTH                      ALL CAP GROWTH
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $         --       $         --       $    998,403       $  1,203,584
Realized gain (loss) during the period           (128,782)           781,308           (338,894)         1,755,854
Unrealized appreciation (depreciation)
 during the period                             (2,866,983)        (1,388,722)        (8,011,949)        (5,835,143)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (2,995,765)          (607,414)        (7,352,440)        (2,875,705)
                                             ---------------------------------------------------------------------
Changes from principal transactions:
  Transfer of net premiums                      1,762,397          2,881,144          2,889,377          5,299,576
  Transfer on termination                        (398,211)          (306,391)        (1,212,195)        (1,097,397)
  Transfer on policy loans                        (10,610)           (53,389)           (27,510)          (261,519)
  Net interfund transfers                         135,049          3,030,368            234,784          3,919,834
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        1,488,625          5,551,732          1,884,456          7,860,494
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            (1,507,140)         4,944,318         (5,467,984)         4,984,789

Assets beginning of year                        7,404,188          2,459,870         18,952,901         13,968,112
                                             ---------------------------------------------------------------------
Assets end of period                         $  5,897,048       $  7,404,188       $ 13,484,917       $ 18,952,901
                                             =====================================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

See  accompanying notes.

                                               SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
  ALL CAP                                                                                         CAPITAL
   VALUE                      BALANCED                          BLUE CHIP GROWTH               APPRECIATION
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*
-----------------------------------------------------------------------------------------------------------

$         --       $    713,899       $  1,922,658       $  2,422,196       $  1,256,181       $         --
        (650)          (495,778)           720,883            (29,049)         1,099,991               (141)

     (17,432)        (5,727,394)        (6,253,446)       (11,868,759)        (3,834,145)           (24,071)
-----------------------------------------------------------------------------------------------------------

     (18,082)        (5,509,273)        (3,609,905)        (9,475,612)        (1,477,973)           (24,212)
-----------------------------------------------------------------------------------------------------------


      14,025          2,783,750          4,618,303          6,926,559         10,092,471             27,404
      (2,471)        (3,032,354)        (5,579,871)        (2,439,704)        (2,477,865)            (1,231)
          --           (250,398)          (296,021)          (138,570)          (326,876)                --
     120,620           (754,941)        (4,910,092)           427,170          3,417,891             77,321
-----------------------------------------------------------------------------------------------------------

     132,174         (1,253,943)        (6,167,681)         4,775,455         10,705,621            103,494
-----------------------------------------------------------------------------------------------------------

     114,092         (6,763,216)        (9,777,586)        (4,700,157)         9,227,648             79,282

          --         35,574,830         45,352,416         35,027,389         25,799,741                 --
-----------------------------------------------------------------------------------------------------------
$    114,092       $ 28,811,614       $ 35,574,830       $ 30,327,232       $ 35,027,389       $     79,282
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)



                                                                SUB-ACCOUNT
                                             --------------------------------------------------
                                                CAPITAL
                                             OPPORTUNITIES              DIVERSIFIED BOND
                                             --------------------------------------------------
                                             PERIOD ENDED       PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01*       SEPT. 30/01         DEC. 31/00
                                             --------------------------------------------------
Income:
Net investment income during the period      $         --       $    228,405       $    236,515
Realized gain (loss) during the period             (1,981)           (48,456)           (34,002)
Unrealized appreciation (depreciation)
 during the period                                (30,355)           110,239             45,990
                                             --------------------------------------------------
Net increase (decrease) in assets from
 operations                                       (32,336)           290,188            248,503
                                             --------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                         57,362          1,003,050            815,715
  Transfer on termination                          (1,978)          (242,099)          (127,254)
  Transfer on policy loans                             --             (4,714)           (39,836)
  Net interfund transfers                         145,625          1,214,786            623,649
                                             --------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          201,009          1,971,023          1,272,274
                                             --------------------------------------------------

Total increase (decrease) in assets               168,673          2,261,211          1,520,777

Assets beginning of year                               --          3,264,125          1,743,348
                                             --------------------------------------------------
Assets end of period                         $    168,673       $  5,525,336       $  3,264,125
                                             ==================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
                                                 EMERGING                      EQUITY
        DYNAMIC GROWTH                         SMALL COMPANY                   GROWTH                  EQUITY INCOME
-----------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED        YEAR ENDED
SEPT. 30/01        DEC. 31/00**       SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------------------------

$      2,669       $         --       $  2,989,181       $ 10,861,111       $         --      $  3,013,469       $  2,760,281
    (216,158)           (34,245)           647,374          6,301,844                 --           161,920            (80,630)

    (807,364)          (530,220)       (38,807,515)       (20,697,016)               796        (4,961,007)           150,879
-----------------------------------------------------------------------------------------------------------------------------

  (1,020,853)          (564,465)       (35,170,960)        (3,534,061)               796        (1,785,618)         2,830,530
-----------------------------------------------------------------------------------------------------------------------------


     536,661          1,038,582          6,183,144         10,324,298                 --         3,363,680          3,349,523
     (57,551)          (116,055)        (6,220,607)       (11,469,437)                --        (1,720,914)        (1,273,761)
     (27,834)           (44,428)          (400,789)        (1,229,828)                --           (56,332)           (53,101)
     595,836          1,168,028         (1,992,373)        (2,950,927)            11,989         2,107,845           (900,697)
-----------------------------------------------------------------------------------------------------------------------------

   1,047,112          2,046,127         (2,430,625)        (5,325,894)            11,989         3,694,279          1,121,964
-----------------------------------------------------------------------------------------------------------------------------

      26,259          1,481,662        (37,601,585)        (8,859,955)            12,785         1,908,661          3,952,494

   1,481,662                 --         93,709,783        102,569,738                 --        25,947,998         21,995,504
-----------------------------------------------------------------------------------------------------------------------------
$  1,507,921       $  1,481,662       $ 56,108,198       $ 93,709,783       $     12,785      $ 27,856,659       $ 25,947,998
=============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)



                                                                          SUB-ACCOUNT
                                             --------------------------------------------------------------------
                                                                                                      FINANCIAL
                                                      EQUITY INDEX                 EQUITY VALUE        SERVICES
                                             --------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01*
                                             --------------------------------------------------------------------
Income:
Net investment income during the period      $  1,793,940       $    221,869       $         --      $         --
Realized gain (loss) during the period            407,681          2,696,756                 --            (2,997)
Unrealized appreciation (depreciation)
 during the period                            (17,872,721)       (10,555,450)             1,275           (13,395)
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                   (15,671,100)        (7,636,825)             1,275           (16,392)
                                             --------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      7,873,939         15,766,592                 --            25,656
  Transfer on termination                      (4,663,843)        (6,954,587)                --            (2,816)
  Transfer on policy loans                       (142,095)          (248,765)                --              (753)
  Net interfund transfers                      (2,810,842)        (1,523,237)            23,978           151,974
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          257,159          7,040,003             23,978           174,061
                                             --------------------------------------------------------------------

Total increase (decrease) in assets           (15,413,941)          (596,822)            25,253           157,669

Assets beginning of year                       74,366,453         74,963,275                 --                --
                                             --------------------------------------------------------------------
Assets end of period                         $ 58,952,512       $ 74,366,453       $     25,253      $    157,669
                                             ====================================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
FUNDAMENTAL                                                                                      GLOBAL
   VALUE                     GLOBAL  BOND                         GLOBAL EQUITY                   VALUE
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*
-----------------------------------------------------------------------------------------------------------

$         --       $         --       $     18,358       $  1,777,032       $  1,026,287       $         --
      (2,754)            (3,902)            (7,326)          (710,683)          (631,106)                --

    (161,312)            33,352              4,720         (3,804,475)           740,951                760
-----------------------------------------------------------------------------------------------------------

    (164,066)            29,450             15,752         (2,738,126)         1,136,132                760
-----------------------------------------------------------------------------------------------------------


     183,046            148,356            220,199          1,599,684          2,106,572                 --
     (13,336)           (54,099)           (33,905)        (1,180,641)          (515,552)                --
      (2,258)                --             (2,085)           (21,659)           (14,792)                --
   1,171,404             45,853            (39,466)           262,565          1,068,265             11,989
-----------------------------------------------------------------------------------------------------------

   1,338,856            140,110            144,743            659,949          2,644,493             11,989
-----------------------------------------------------------------------------------------------------------

   1,174,790            169,560            160,495         (2,078,177)         3,780,625             12,749

          --            733,612            573,117         11,177,484          7,396,859                 --
-----------------------------------------------------------------------------------------------------------
$  1,174,790       $    903,172       $    733,612       $  9,099,307       $ 11,177,484       $     12,749
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                          GROWTH                          GROWTH AND INCOME
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $         --       $  1,603,161       $  2,743,694       $  3,025,404
Realized gain (loss) during the period           (740,395)           695,686            432,698            985,560
Unrealized appreciation (depreciation)
 during the period                             (4,822,549)        (8,128,839)       (13,985,734)        (7,885,806)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (5,562,944)        (5,829,992)       (10,809,342)        (3,874,842)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      3,286,828          6,069,409          7,540,733         11,665,612
  Transfer on termination                      (1,408,322)        (1,297,222)        (3,049,830)        (3,632,508)
  Transfer on policy loans                        (15,863)          (120,470)          (149,454)          (666,144)
  Net interfund transfers                        (327,422)         3,009,403            231,652          1,931,597
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        1,535,221          7,661,120          4,573,101          9,298,557
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            (4,027,723)         1,831,128         (6,236,241)         5,423,715

Assets beginning of year                       16,482,743         14,651,615         52,496,785         47,073,070
                                             ---------------------------------------------------------------------
Assets end of period                         $ 12,455,020       $ 16,482,743       $ 46,260,544       $ 52,496,785
                                             =====================================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
   HEALTH
  SCIENCES                    HIGH YIELD                         INCOME AND VALUE                    INTERNATIONAL INDEX
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**
------------------------------------------------------------------------------------------------------------------------------

$         --       $    499,808       $     14,646       $    315,493       $  1,092,315       $         30       $      2,220
        (113)          (727,064)           (62,640)           (65,021)           (16,392)           (11,629)              (982)

     (31,978)          (264,478)          (346,754)          (993,117)          (833,733)          (121,693)            (6,610)
------------------------------------------------------------------------------------------------------------------------------

     (32,091)          (491,734)          (394,748)          (742,645)           242,190           (133,292)            (5,372)
------------------------------------------------------------------------------------------------------------------------------


      26,849            906,119          1,336,937          1,227,448          1,131,379            418,018            125,117
      (1,454)          (253,629)          (275,933)          (428,546)          (459,846)           (27,848)            (5,611)
        (753)           (20,607)           (56,383)             6,336            (15,719)               270             (6,792)
     435,553            180,244            182,737            750,093            329,751            144,396             51,596
------------------------------------------------------------------------------------------------------------------------------

     460,195            812,127          1,187,358          1,555,331            985,565            534,836            164,310
------------------------------------------------------------------------------------------------------------------------------

     428,104            320,393            792,610            812,686          1,227,755            401,544            158,938

          --          4,615,768          3,823,158          5,982,262          4,754,507            158,938                 --
------------------------------------------------------------------------------------------------------------------------------
$    428,104       $  4,936,161       $  4,615,768       $  6,794,948       $  5,982,262       $    560,482       $    158,938
==============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)



                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                 INTERNATIONAL SMALL CAP                INTERNATIONAL STOCK
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $         --       $  1,275,987       $  1,090,518       $    141,854
Realized gain (loss) during the period         (3,010,638)          (941,463)        (2,755,243)         1,979,909
Unrealized appreciation (depreciation)
 during the period                                370,402         (2,864,772)        (6,031,276)        (7,021,945)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (2,640,236)        (2,530,248)        (7,696,001)        (4,900,182)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                        869,562          2,151,313          3,045,438          4,769,383
  Transfer on termination                        (327,151)          (399,289)        (1,778,133)        (2,042,903)
  Transfer on policy loans                        (13,762)          (227,364)            (5,732)          (319,996)
  Net interfund transfers                        (329,158)         2,099,442             57,481            306,879
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          199,491          3,624,102          1,319,054          2,713,363
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            (2,440,745)         1,093,854         (6,376,947)        (2,186,819)

Assets beginning of year                        6,624,824          5,530,970         26,662,943         28,849,762
                                             ---------------------------------------------------------------------
Assets end of period                         $  4,184,079       $  6,624,824       $ 20,285,996       $ 26,662,943
                                             =====================================================================


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
      INTERNATIONAL VALUE                  INTERNET TECHNOLOGIES                INVESTMENT QUALITY BOND
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**       SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------

$     54,398       $      4,865       $         --       $         --       $  1,683,400       $  1,764,230
     (76,351)           (24,646)          (177,447)              (156)           (45,220)           (65,106)

    (491,622)              (339)          (294,119)          (416,574)           355,948            543,010
-----------------------------------------------------------------------------------------------------------

    (513,575)           (20,120)          (471,566)          (416,730)         1,994,128          2,242,134
-----------------------------------------------------------------------------------------------------------


     707,770            970,793            251,896            613,893          2,658,645          3,717,837
    (117,650)           (57,439)           (61,740)           (49,773)        (2,238,883)        (2,138,923)
        (994)            (6,340)           (24,556)            (4,746)           (50,915)          (183,365)
     725,405            268,631             14,390            501,473            570,008           (247,524)
-----------------------------------------------------------------------------------------------------------

   1,314,531          1,175,645            179,990          1,060,847            938,855          1,148,025
-----------------------------------------------------------------------------------------------------------

     800,956          1,155,525           (291,576)           644,117          2,932,983          3,390,159

   1,612,952            457,427            644,117                 --         26,566,974         23,176,815
-----------------------------------------------------------------------------------------------------------
$  2,413,908       $  1,612,952       $    352,541       $    644,117       $ 29,499,957       $ 26,566,974
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                    LARGE CAP GROWTH                  LIFESTYLE AGGRESSIVE 1000
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $    543,947       $  1,441,638       $    388,350       $    216,326
Realized gain (loss) during the period           (270,309)            21,675            (71,102)            (9,437)
Unrealized appreciation (depreciation)
 during the period                             (4,347,095)        (3,593,685)        (1,638,367)          (443,010)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (4,073,457)        (2,130,372)        (1,321,119)          (236,121)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      3,678,621          4,930,460          1,425,836          1,402,412
  Transfer on termination                      (1,042,647)          (935,574)          (339,574)          (465,958)
  Transfer on policy loans                        (32,806)          (149,564)             2,456             (1,220)
  Net interfund transfers                         987,210          4,710,968            191,857             (2,198)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        3,590,378          8,556,290          1,280,575            933,036
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets              (483,079)         6,425,918            (40,544)           696,915

Assets beginning of year                       13,096,022          6,670,104          4,651,150          3,954,235
                                             ---------------------------------------------------------------------
Assets end of period                         $ 12,612,943       $ 13,096,022       $  4,610,606       $  4,651,150
                                             =====================================================================


See accompanying notes.

                                                 SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
    LIFESTYLE BALANCED 640              LIFESTYLE CONSERVATIVE 280               LIFESTYLE GROWTH 820
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------

$    840,004       $    569,650       $      7,122       $     13,788       $  2,133,146       $  1,673,771
      (6,333)            86,155             (2,190)              (844)          (629,529)            79,771

  (2,156,317)          (472,949)            (3,963)             2,739         (6,139,057)        (2,474,203)
-----------------------------------------------------------------------------------------------------------

  (1,322,646)           182,856                969             15,683         (4,635,440)          (720,661)
-----------------------------------------------------------------------------------------------------------


   3,120,529          3,308,556            296,991             30,443          5,905,512          5,916,596
    (830,259)          (883,442)           (17,713)            (9,144)        (3,352,952)        (2,038,161)
     (32,609)          (122,975)                --                 --            278,937           (134,239)
     771,059           (805,706)          (162,001)            70,433            324,984            127,472
-----------------------------------------------------------------------------------------------------------

   3,028,720          1,496,433            117,277             91,732          3,156,481          3,871,668
-----------------------------------------------------------------------------------------------------------

   1,706,074          1,679,289            118,246            107,415         (1,478,959)         3,151,007

   9,915,393          8,236,104            222,609            115,194         23,821,430         20,670,423
-----------------------------------------------------------------------------------------------------------
$ 11,621,467       $  9,915,393       $    340,855       $    222,609       $ 22,342,471       $ 23,821,430
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             --------------------------------------------------------------------
                                                                                     MANAGED           MID CAP
                                                 LIFESTYLE MODERATE 460                BOND            GROWTH
                                             --------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01*
                                             --------------------------------------------------------------------
Income:
Net investment income during the period      $    108,993       $    164,841       $         --      $         --
Realized gain (loss) during the period            (27,676)            (8,201)                --              (746)
Unrealized appreciation (depreciation)
 during the period                               (190,812)           (93,118)               650           (97,318)
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                      (109,495)            63,522                650           (98,064)
                                             --------------------------------------------------------------------
Changes from principal transactions:
  Transfer of net premiums                        636,407            499,839                 --            45,031
  Transfer on termination                        (100,387)          (278,844)                --            (4,579)
  Transfer on policy loans                         68,632             (4,505)                --            (1,506)
  Net interfund transfers                          17,734             34,843             59,945           309,287
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          622,386            251,333             59,945           348,233
                                             --------------------------------------------------------------------

Total increase (decrease) in assets               512,891            314,855             60,595           250,169

Assets beginning of year                        1,590,737          1,275,882                 --                --
                                             --------------------------------------------------------------------
Assets end of period                         $  2,103,628       $  1,590,737       $     60,595      $    250,169
                                             ====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
                                         MID CAP
         MID CAP INDEX                OPPORTUNITIES               MID CAP STOCK               MID CAP VALUE
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED
SEPT. 30/01        DEC. 31/00**       SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01*
-----------------------------------------------------------------------------------------------------------

$         28       $      9,975       $         --       $         --       $         --       $         --
     (81,228)             2,568               (154)          (149,398)             4,809               (256)

    (205,210)            (5,753)           (12,306)          (453,133)           (82,824)           (61,194)
-----------------------------------------------------------------------------------------------------------

    (286,410)             6,790            (12,460)          (602,531)           (78,015)           (61,450)
-----------------------------------------------------------------------------------------------------------


     503,846             62,405             10,414            788,755          1,209,637             58,450
     (46,258)           (18,904)            (1,764)          (124,466)           (70,213)            (5,638)
          --                 --                 --             (4,924)            (1,970)                --
     396,137            500,415             71,997            341,383            497,797            790,417
-----------------------------------------------------------------------------------------------------------

     853,725            543,916             80,647          1,000,748          1,635,251            843,229
-----------------------------------------------------------------------------------------------------------

     567,315            550,706             68,187            398,217          1,557,236            781,779

     550,706                 --                 --          1,743,424            186,188                 --
-----------------------------------------------------------------------------------------------------------
$  1,118,021       $    550,706       $     68,187       $  2,141,641       $  1,743,424       $    781,779
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                         SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                       MONEY MARKET                           OVERSEAS
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $  2,049,964       $  2,837,122       $    592,006       $    410,096
Realized gain (loss) during the period                 --                 --         (2,107,858)          (743,314)
Unrealized appreciation (depreciation)
 during the period                                     --                 --           (511,184)          (806,861)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                     2,049,964          2,837,122         (2,027,036)        (1,140,079)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                     41,978,772         60,929,701            997,473          2,507,305
  Transfer on termination                      (7,656,194)        (7,374,966)          (332,616)          (284,281)
  Transfer on policy loans                     (1,317,464)          (602,642)           (35,163)          (199,359)
  Net interfund transfers                     (22,334,226)       (37,492,208)           270,948          1,670,197
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                       10,670,888         15,459,885            900,642          3,693,862
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            12,720,852         18,297,007         (1,126,394)         2,553,783

Assets beginning of year                       63,898,986         45,601,979          6,926,139          4,372,356
                                             ---------------------------------------------------------------------
Assets end of period                         $ 76,619,838       $ 63,898,986       $  5,799,745       $  6,926,139
                                             =====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

See accompanying notes.

                                                         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
          PACIFIC RIM                                                       QUANTITATIVE
        EMERGING MARKETS                   QUANTITATIVE  EQUITY               MID CAP              REAL ESTATE SECURITIES
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*       SEPT. 30/01         DEC. 31/00
------------------------------------------------------------------------------------------------------------------------------

$     32,951       $     37,735       $  8,592,412       $  8,207,833       $         --       $    746,285       $    725,501
  (2,060,080)         1,142,246            372,568          3,373,479                (26)          (289,756)          (368,039)

    (623,141)        (3,893,747)       (29,852,273)        (7,729,114)               250           (531,815)         4,345,939
------------------------------------------------------------------------------------------------------------------------------

  (2,650,270)        (2,713,766)       (20,887,293)         3,852,198                224            (75,286)         4,703,401
------------------------------------------------------------------------------------------------------------------------------


     984,535          1,890,887          6,284,436          8,153,108             32,560          2,043,802          2,709,003
    (558,320)          (692,836)        (4,518,694)        (8,068,279)               331         (2,519,756)        (1,866,577)
         763            (93,909)          (443,259)          (437,721)                --           (181,503)          (245,678)
    (183,615)           349,025           (145,392)         1,180,710                 --            102,896           (847,081)
------------------------------------------------------------------------------------------------------------------------------

     243,363          1,453,167          1,177,091            827,818             32,891           (554,561)          (250,333)
------------------------------------------------------------------------------------------------------------------------------

  (2,406,907)        (1,260,599)       (19,710,202)         4,680,016             33,115           (629,847)         4,453,068

   9,249,526         10,510,125         66,536,535         61,856,519                 --         23,496,035         19,042,967
------------------------------------------------------------------------------------------------------------------------------
$  6,842,619       $  9,249,526       $ 46,826,333       $ 66,536,535       $     33,115       $ 22,866,188       $ 23,496,035
==============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                       SCIENCE AND
                                                       TECHNOLOGY                          SMALL CAP INDEX
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $  1,203,870       $    875,644       $         --       $      5,143
Realized gain (loss) during the period         (7,927,109)         4,226,679            (68,825)            (1,758)
Unrealized appreciation (depreciation)
 during the period                            (11,653,196)       (19,928,665)          (260,305)           (10,171)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                   (18,376,435)       (14,826,342)          (329,130)            (6,786)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      5,414,221         11,215,089            494,545             94,350
  Transfer on termination                      (1,554,395)        (2,826,592)           (51,835)            (6,716)
  Transfer on policy loans                        (67,141)          (405,481)               141             (3,396)
  Net interfund transfers                        (184,146)         9,680,246            892,998             78,092
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        3,608,539         17,663,262          1,335,849            162,330
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets           (14,767,896)         2,836,920          1,006,719            155,544

Assets beginning of year                       29,296,160         26,459,240            155,544                 --
                                             ---------------------------------------------------------------------
Assets end of period                         $ 14,528,264       $ 29,296,160       $  1,162,263       $    155,544
                                             =====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
                                                                               SMALL
      SMALL COMPANY BLEND                   SMALL COMPANY VALUE               MID CAP                  STRATEGIC BOND
-----------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------------------------

$     11,383       $    166,689       $      7,567       $      2,245       $         --      $    394,888       $    286,876
    (600,023)          (184,160)            19,835             93,029                 --           (56,948)           (66,380)

      14,684           (603,705)          (497,785)            48,360                297           (67,521)            61,320
-----------------------------------------------------------------------------------------------------------------------------

    (573,956)          (621,176)          (470,383)           143,634                297           270,419            281,816
-----------------------------------------------------------------------------------------------------------------------------


     603,264          1,152,722          1,027,189            747,241                 --           720,136          1,165,949
    (153,624)           (46,909)          (366,799)          (104,932)                --          (453,601)          (235,557)
      (3,918)           (27,509)           (84,747)            (9,018)                --           (15,692)           (45,301)
     417,143            954,977          1,117,166          1,241,872             11,989           228,800            304,387
-----------------------------------------------------------------------------------------------------------------------------

     862,865          2,033,281          1,692,809          1,875,163             11,989           479,643          1,189,478
-----------------------------------------------------------------------------------------------------------------------------

     288,909          1,412,105          1,222,426          2,018,797             12,286           750,062          1,471,294

   1,793,734            381,629          3,119,400          1,100,603                 --         4,952,630          3,481,336
-----------------------------------------------------------------------------------------------------------------------------
$  2,082,643       $  1,793,734       $  4,341,826       $  3,119,400       $     12,286      $  5,702,692       $  4,952,630
=============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                SUB-ACCOUNT
                                             --------------------------------------------------
                                              STRATEGIC
                                                GROWTH             STRATEGIC OPPORTUNITIES
                                             --------------------------------------------------
                                             PERIOD ENDED       PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01*       SEPT. 30/01         DEC. 31/00
                                             --------------------------------------------------
Income:
Net investment income during the period      $         --       $  4,829,644       $  4,905,140
Realized gain (loss) during the period             (2,951)          (537,147)          (440,187)
Unrealized appreciation (depreciation)
 during the period                                (89,392)       (14,379,220)        (6,852,403)
                                             --------------------------------------------------
Net increase (decrease) in assets from
 operations                                       (92,343)       (10,086,723)        (2,387,450)
                                             --------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                         88,813          5,016,270          5,698,436
  Transfer on termination                          (5,156)        (2,330,146)        (2,255,941)
  Transfer on policy loans                             --           (106,772)          (210,773)
  Net interfund transfers                         417,702             11,284            333,630
                                             --------------------------------------------------

Net increase (decrease) in assets from
  principal transactions                          501,359          2,590,636          3,565,352
                                             --------------------------------------------------

Total increase (decrease) in assets               409,016         (7,496,087)         1,177,902

Assets beginning of year                               --         33,858,271         32,680,369
                                             --------------------------------------------------
Assets end of period                         $    409,016       $ 26,362,184       $ 33,858,271
                                             ==================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
                                          TELE-                                                             TOTAL
      TACTICAL ALLOCATION            COMMUNICATIONS                TOTAL RETURN                      STOCK MARKET INDEX
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED
SEPT. 30/01        DEC. 31/00**       SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**
------------------------------------------------------------------------------------------------------------------------------

$        187       $     11,333       $         --       $    151,288       $     29,836       $         --       $      2,748
      (4,742)               (20)              (155)            26,067              6,187            (50,121)              (239)

     (89,776)           (24,796)            (6,317)           186,216            145,527           (271,537)           (22,955)
------------------------------------------------------------------------------------------------------------------------------

     (94,331)           (13,483)            (6,472)           363,571            181,550           (321,658)           (20,446)
------------------------------------------------------------------------------------------------------------------------------


     102,322            270,846              7,053          1,402,464            800,492            729,903            199,595
     (33,053)            (7,090)              (641)          (215,518)           (68,577)           (67,056)            (9,092)
      (5,527)            (3,393)                --                273            (48,429)            (6,453)                --
      68,340             70,288             13,787          1,748,315          1,016,257            988,542            123,776
------------------------------------------------------------------------------------------------------------------------------

     132,082            330,651             20,199          2,935,534          1,699,743          1,644,936            314,279
------------------------------------------------------------------------------------------------------------------------------

      37,751            317,168             13,727          3,299,105          1,881,293          1,323,278            293,833

     317,168                 --                 --          2,360,830            479,537            293,833                 --
------------------------------------------------------------------------------------------------------------------------------
$    354,919       $    317,168       $     13,727       $  5,659,935       $  2,360,830       $  1,617,111       $    293,833
==============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                         SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                     U.S. GOVERNMENT
                                                        SECURITIES                      U.S. LARGE CAP VALUE
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $    358,458       $    319,991       $     93,316       $     30,478
Realized gain (loss) during the period            (19,278)           (33,921)            23,952              2,018
Unrealized appreciation (depreciation)
 during the period                                134,033            189,826         (1,843,346)            35,510
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                       473,213            475,896         (1,726,078)            68,006
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      1,147,603          1,442,818          2,273,866          3,097,133
  Transfer on termination                        (308,768)          (420,953)          (510,296)          (306,562)
  Transfer on policy loans                        (14,414)             1,677             (1,781)            (6,546)
  Net interfund transfers                       1,093,089           (710,743)         1,126,682          2,799,989
                                             ---------------------------------------------------------------------

Net increase (decrease) in assets from
  principal transactions                        1,917,510            312,799          2,888,471          5,584,014
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets             2,390,723            788,695          1,162,393          5,652,020

Assets beginning of year                        5,347,411          4,558,716          7,545,950          1,893,930
                                             ---------------------------------------------------------------------
Assets end of period                         $  7,738,134       $  5,347,411       $  8,708,343       $  7,545,950
                                             =====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                      SUB-ACCOUNT
----------------------------------------------------------------------------------------
 UTILITIES                      VALUE                               500 INDEX                               TOTAL
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**       SEPT. 30/01         DEC. 31/00
------------------------------------------------------------------------------------------------------------------------------

$         --       $    393,971       $         --       $        165       $     11,246       $ 43,806,480       $ 51,387,171
        (950)           187,525           (204,029)          (209,591)           (16,940)       (22,484,207)        22,080,244

     (15,122)        (1,644,780)         1,955,231         (1,558,734)          (273,894)      (200,002,612)      (115,641,365)
------------------------------------------------------------------------------------------------------------------------------

     (16,072)        (1,063,284)         1,751,202         (1,768,160)          (279,588)      (178,680,339)       (42,173,950)
------------------------------------------------------------------------------------------------------------------------------


      18,596          2,363,187          1,668,925          3,795,009          3,899,444        150,313,807        214,068,040
      (1,826)          (826,947)          (372,336)          (389,150)          (203,952)       (59,657,533)       (70,163,910)
          --            (93,395)          (118,965)             1,448            (18,727)        (3,455,976)        (7,067,602)
      68,363          3,695,369          1,097,532          1,556,339          1,953,381         (1,284,344)           275,952
------------------------------------------------------------------------------------------------------------------------------

      85,133          5,138,214          2,275,156          4,963,646          5,630,146         85,915,954        137,112,480
------------------------------------------------------------------------------------------------------------------------------

      69,061          4,074,930          4,026,358          3,195,486          5,350,558        (92,764,385)        94,938,530

          --          9,109,405          5,083,047          5,350,558                 --        778,688,317        683,749,787
------------------------------------------------------------------------------------------------------------------------------
$     69,061       $ 13,184,335       $  9,109,405       $  8,546,044       $  5,350,558       $685,923,932       $778,688,317
==============================================================================================================================

              The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Notes to Financial Statements

                         September 30, 2001 (Unaudited)

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Three (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in sixty sub-accounts of Manufacturers Investment Trust (the Trust). The account is a funding vehicle for allocation of net premiums under single premium variable life and variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio of the Trust. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been replaced with new sub-accounts as follows:

    PREVIOUS FUND                     NEW FUND                 EFFECTIVE DATE
    -------------                     --------                 --------------
 Mid Cap Blend Trust        Strategic Opportunities Trust        May 1, 2001
 Mid Cap Growth Trust           All Cap Growth Trust             May 2, 2000

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)



1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable life insurance contract holders of the Company:

                                                     Commencement of
                                                      Operations of
                                                     the Sub-accounts
                                                     ----------------
All Cap Value Trust                                     May 1, 2001
Capital Appreciation Trust                              May 1, 2001
Capital Opportunities Trust                             May 1, 2001
Dynamic Growth Trust                                    May 2, 2000
Equity Growth Trust                                     May 1, 2001
Equity Value Trust                                      May 1, 2001
Financial Services Trust                                May 1, 2001
Fundamental Value Trust                                 May 1, 2001
Global Value Trust                                      May 1, 2001
Health Sciences Trust                                   May 1, 2001
International Index Trust                               May 2, 2000
Internet Technologies Trust                             May 2, 2000
Managed Bond Trust                                      May 1, 2001
Mid Cap Growth Trust                                    May 1, 2001
Mid Cap Index Trust                                     May 2, 2000
Mid Cap Opportunities Trust                             May 1, 2001
Mid Cap Value Trust                                     May 1, 2001
Quantitative Mid Cap Trust                              May 1, 2001
Small Cap Index Trust                                   May 2, 2000
Small Mid Cap Trust                                     May 1, 2001
Strategic Growth Trust                                  May 1, 2001
Tactical Allocation Trust                               May 2, 2000
Telecommunications Trust                                May 1, 2001
Total Stock Market Index Trust                          May 2, 2000
Utilities Trust                                         May 1, 2001
500 Index Trust                                         May 2, 2000

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




4. PURCHASES AND SALES

The following table shows aggregate cost of shares purchased and proceeds from shares sold of each Trust portfolio for the period ended September 30, 2001:

                                                   PURCHASES            SALES
                                                 -------------------------------
Aggressive Growth Trust                          $  2,054,859       $    566,234
All Cap Growth Trust                                5,783,223          2,900,364
All Cap Value Trust                                   142,523             10,349
Balanced Trust                                      2,254,696          2,794,739
Blue Chip Growth Trust                              9,427,349          2,229,697
Capital Appreciation Trust                            104,338                844
Capital Opportunities Trust                           212,450             11,441
Diversified Bond Trust                              2,538,733            339,305
Dynamic Growth Trust                                1,240,633            190,853
Emerging Small Company Trust                        6,718,136          6,159,580
Equity Growth Trust                                    11,989                  -
Equity Income Trust                                 9,040,478          2,332,730
Equity Index Trust                                  7,485,491          5,434,392
Equity Value Trust                                     23,978                  -
Financial Services Trust                              225,683             51,623
Fundamental Value Trust                             1,350,449             11,593
Global Bond Trust                                     215,881             75,770
Global Equity Trust                                 9,322,814          6,885,833
Global Value Trust                                     11,989                  -
Growth Trust                                        3,257,972          1,722,751
Growth & Income Trust                               9,084,781          1,767,986
Health Sciences Trust                                 465,427              5,233
High Yield Trust                                    4,268,927          2,956,993
Income and Value Trust                              2,146,652            275,827
International Index Trust                             574,933             40,067
International Small Cap Trust                       9,277,917          9,078,427
International Stock Trust                          11,924,058          9,514,485
International Value Trust                           2,990,356          1,621,428
Internet Technologies Trust                           305,875            125,885
Investment Quality Bond Trust                       5,671,632          3,049,377
Large Cap Growth Trust                              4,895,488            761,163
Lifestyle Aggressive 1000 Trust                     1,887,588            218,664
Lifestyle Balanced 640 Trust                        4,474,690            605,966
Lifestyle Conservative 280 Trust                      418,596            294,198
Lifestyle Growth 820 Trust                          7,898,232          2,608,605
Lifestyle Moderate 460 Trust                          965,332            233,954
Managed Bond Trust                                     59,945                  -
Mid Cap Growth Trust                                  352,710              4,478
Mid Cap Index Trust                                 2,256,921          1,403,166
Mid Cap Opportunities Trust                            81,532                884
Mid Cap Stock Trust                                 1,357,981            357,232
Mid Cap Value Trust                                   860,430             17,200
Money Market Trust                                 80,068,510         67,347,658
Overseas Trust                                     15,932,237         14,439,588
Pacific Rim Emerging Markets Trust                  6,511,137          6,234,823
Quantitative Equity Trust                          14,558,114          4,788,612

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




4. PURCHASES AND SALES (CONTINUED)

                                                   PURCHASES            SALES
                                                 -------------------------------
Quantitative Mid Cap Trust                             33,091                199
Real Estate Securities Trust                        3,347,906          3,156,182
Science & Technology Trust                         11,891,536          7,079,128
Small Cap Index Trust                               2,997,334          1,661,485
Small Company Blend Trust                           2,094,643          1,220,396
Small Company Value Trust                           3,090,364          1,389,987
Small Mid Cap Trust                                    11,989                  -
Strategic Bond Trust                                1,499,343            624,811
Strategic Growth Trust                                520,196             18,837
Strategic Opportunities Trust                       9,755,866          2,335,586
Tactical Allocation Trust                             158,628             26,359
Telecommunications Trust                               20,619                420
Total Return Trust                                  3,494,106            407,284
Total Stock Market Index Trust                      2,637,202            992,266
U.S. Government Securities Trust                    3,609,457          1,333,490
U.S. Large Cap Value Trust                          3,453,798            472,011
Utilities Trust                                        91,479              6,346
Value Trust                                         6,774,769          1,242,583
500 Index Trust                                     5,974,761          1,010,949
                                                 -------------------------------
Total                                            $312,170,752       $182,448,316
                                                 ===============================

5. UNIT VALUES

A summary of the accumulation unit values at September 30, 2001 and December 31, 2000 and the accumulation units and dollar value outstanding at September 30, 2001 for the variable life contracts are as follows:

                                              2000                                    2001
                                          ------------------------------------------------------------------------
                                           UNIT VALUE          UNIT VALUE             UNITS              DOLLARS
                                          ------------------------------------------------------------------------
Aggressive Growth Trust                   $      20.77        $      13.48             437,599        $  5,897,048
All Cap Growth Trust                             25.28               16.30             827,136          13,484,917
All Cap Value Trust                                 --               10.68              10,683             114,092
Balanced Trust                                   26.74               22.44           1,283,867          28,811,614
Blue Chip Growth Trust                           23.95               18.01           1,684,196          30,327,232
Capital Appreciation Trust                          --                9.54               8,314              79,282
Capital Opportunities Trust                         --                9.13              18,475             168,673
Diversified Bond Trust                           14.42               15.41             358,520           5,525,336
Dynamic Growth Trust                              7.98                4.18             360,959           1,507,921
Emerging Small Company Trust                     71.65               44.53           1,260,011          56,108,198
Equity Growth Trust                                 --               10.60               1,206              12,785
Equity Income Trust                              18.80               17.69           1,575,167          27,856,659
Equity Index Trust                               21.57               17.13           3,442,167          58,952,512
Equity Value Trust                                  --               11.29               2,237              25,253
Financial Services Trust                            --               10.59              14,888             157,669
Fundamental Value Trust                             --               10.58             111,039           1,174,790
Global Bond Trust                                13.49               13.93              64,830             903,172
Global Equity Trust                              19.04               14.63             622,162           9,099,307
Global Value Trust                                  --               11.57               1,102              12,749

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




5. UNIT VALUES (CONTINUED)

                                              2000                                    2001
                                          ------------------------------------------------------------------------
                                           UNIT VALUE          UNIT VALUE             UNITS              DOLLARS
                                          ------------------------------------------------------------------------
Growth Trust                                     18.51               12.73             978,277          12,455,020
Growth and Income Trust                          21.79               17.59           2,630,227          46,260,544
Health Sciences Trust                               --               12.01              35,646             428,104
High Yield Trust                                 14.00               12.79             386,002           4,936,161
Income and Value Trust                           16.28               14.67             463,213           6,794,948
International Index Trust                        11.27                8.25              67,957             560,482
International Small Cap Trust                    18.53               11.30             370,322           4,184,079
International Stock Trust                        15.12               10.88           1,864,008          20,285,996
International Value Trust                        12.14                9.68             249,471           2,413,908
Internet Technologies Trust                       7.03                2.77             127,271             352,541
Investment Quality Bond Trust                    15.87               17.05           1,730,216          29,499,957
Large Cap Growth Trust                           19.42               12.32           1,024,074          12,612,943
Lifestyle Aggressive 1000 Trust                  16.33               12.44             370,731           4,610,606
Lifestyle Balanced 640 Trust                     17.18               15.27             761,113          11,621,467
Lifestyle Conservative 280 Trust                 16.95               17.15              19,881             340,855
Lifestyle Growth 820 Trust                       17.09               14.03           1,592,778          22,342,471
Lifestyle Moderate 460 Trust                     17.10               16.21             129,781           2,103,628
Managed Bond Trust                                  --               13.04               4,647              60,595
Mid Cap Growth Trust                                --                8.14              30,733             250,169
Mid Cap Index Trust                              13.39               11.18              99,989           1,118,021
Mid Cap Opportunities Trust                         --                8.46               8,060              68,187
Mid Cap Stock Trust                              12.10                8.92             240,094           2,141,641
Mid Cap Value Trust                                 --               11.56              67,628             781,779
Money Market Trust                               20.28               20.90           3,665,791          76,619,838
Overseas Trust                                   15.41               11.26             514,910           5,799,745
Pacific Rim Emerging Markets Trust                8.97                6.44           1,061,853           6,842,619
Quantitative Equity Trust                        56.45               39.04           1,199,410          46,826,333
Quantitative Mid Cap Trust                          --                9.18               3,607              33,115
Real Estate Securities Trust                     38.08               38.07             600,645          22,866,188
Science & Technology Trust                       26.51               11.52           1,260,906          14,528,264
Small Cap Index Trust                            11.70                9.84             118,156           1,162,263
Small Company Blend Trust                        12.90                9.93             209,799           2,082,643
Small Company Value Trust                         9.76                9.02             481,504           4,341,826
Small Mid Cap Trust                                 --               10.75               1,143              12,286
Strategic Bond Trust                             15.15               15.93             357,999           5,702,692
Strategic Growth Trust                              --                9.23              44,314             409,016
Strategic Opportunities Trust                    17.74               12.77           2,063,786          26,362,184
Tactical Allocation Trust                        12.10                9.50              37,350             354,919
Telecommunications Trust                            --                6.62               2,074              13,727
Total Return Trust                               13.72               14.88             380,451           5,659,935
Total Stock Market Index Trust                   11.24                8.88             182,053           1,617,111
U.S. Government Securities Trust                 13.21               14.19             545,379           7,738,134
U.S. Large Cap Value Trust                       13.20               10.97             793,494           8,708,343
Utilities Trust                                     --                9.28               7,442              69,061
Value Trust                                      17.20               16.07             820,183          13,184,335
500 Index Trust                                  11.30                8.96             953,916           8,546,044
                                                                                                      ------------
Total                                                                                                 $685,923,932
                                                                                                      ============

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

7. SUBSEQUENT EVENT

Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention to transfer all of the Company's Variable business to Manulife U.S.A. via an assumption reinsurance agreement. As a result, products currently sold and administered under the name of the Company will be offered and administered under the name of Manulife U.S.A.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)







                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998








   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                           [MANULIFE FINANCIAL LOGO]

                       FINANCIAL STATEMENTS AND SCHEDULES
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors...............................................  3
Audited Consolidated Financial Statements
     Consolidated Balance Sheets.............................................  4
     Consolidated Statements of Income.......................................  5
     Consolidated Statements of Changes in Capital and Surplus...............  6
     Consolidated Statements of Cash Flows...................................  7
Notes to Consolidated Financial Statements...................................  8

                         REPORT OF INDEPENDENT AUDITORS




THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)


We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.





Philadelphia, Pennsylvania                               /s/   ERNST & YOUNG LLP
March 23, 2001

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Balance Sheets


As at December 31 ($ millions)
ASSETS                                                                   2000        1999
-----------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed-maturity (amortized cost: 2000  $9,580; 1999 $9,561)     $ 9,797     $ 9,358
       Equity (cost: 2000 $707; 1999 $622)                                852       1,106
Mortgage loans                                                          1,539       1,622
Real estate                                                               986       1,027
Policy loans                                                            1,998       1,843
Short-term investments                                                    715         284
-----------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                     $15,887     $15,240
-----------------------------------------------------------------------------------------
Cash and cash equivalents                                             $   164     $   131
Deferred acquisition costs                                              2,066       1,631
Deferred income taxes                                                     125         151
Due from affiliates                                                       261         504
Amount recoverable from reinsurers                                        572         679
Other assets                                                              677         882
Separate account assets                                                29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $49,433     $46,547
=========================================================================================
LIABILITIES, CAPITAL AND SURPLUS
-----------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                 $16,240     $15,894
Note payable                                                              200         200
Other liabilities                                                         764       1,001
Separate account liabilities                                           29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $46,885     $44,424
=========================================================================================
CAPITAL AND SURPLUS:
Capital stock                                                         $     5     $     5
Retained earnings                                                       2,260       1,990
Accumulated other comprehensive income                                    283         128
-----------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                             $ 2,548     $ 2,123
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                $49,433     $46,547
=========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                         2000       1999       1998
--------------------------------------------------------------------------------
REVENUE:
     Premiums                                     $   814    $   881    $   848
     Fee income                                       958        746        584
     Net investment income                          1,135      1,121      1,100
     Realized investment gains                        137         27         51
     Other                                             --          5          5
--------------------------------------------------------------------------------
TOTAL REVENUE                                     $ 3,044    $ 2,780    $ 2,588
--------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims             $ 1,520    $ 1,412    $ 1,570
     Operating expenses and commissions               617        494        389
     Amortization of deferred acquisition costs       180         40        113
     Interest expense                                  34         25         14
     Policyholder dividends                           339        323        265
     Minority interest expense                         16         16         15
--------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                       $ 2,706    $ 2,310    $ 2,366
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            338        470        222
--------------------------------------------------------------------------------
INCOME TAXES                                           90        177         82
--------------------------------------------------------------------------------
NET INCOME                                        $   248    $   293    $   140
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Changes in Capital And Surplus

                                                             ACCUMULATED OTHER       TOTAL
FOR THE YEARS ENDED DECEMBER 31       CAPITAL    RETAINED      COMPREHENSIVE      CAPITAL AND
($ millions)                           STOCK     EARNINGS      INCOME (LOSS)        SURPLUS
---------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998            $    5      $1,707           $ 128            $ 1,840
Comprehensive income                      --         140              21                161
Dividend to shareholder                   --        (150)             --               (150)
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            $    5      $1,697           $ 149            $ 1,851
Comprehensive income                      --         293             (21)               272
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            $    5      $1,990           $ 128            $ 2,123
---------------------------------------------------------------------------------------------
Comprehensive income                      --         248             155                403
Contributed surplus                                   22                                 22
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000            $    5      $2,260           $ 283            $ 2,548
=============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                            2000         1999         1998
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                          $    248     $    293     $    140
Adjustments to reconcile net income to net cash provided by
operating activities:
     Additions to policyholder liabilities and accruals                  330          404          410
     Deferred acquisition costs                                         (590)        (463)        (286)
     Amounts recoverable from reinsurers                                  23          334            9
     Amortization of deferred acquisition costs                          180           40          113
     Realized investment gains                                          (137)         (27)         (51)
     Decreases (additions) to deferred income taxes                       34          194            7
     Amounts due from (to) affiliates                                    259           22         (126)
     Other assets and liabilities, net                                  (158)         238            8
     Other, net                                                          (62)          59           25
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           $    127     $  1,094     $    249
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                   $  6,584     $  4,302     $  3,906
Fixed-maturity securities purchased                                   (6,792)      (4,763)      (3,730)
Equity securities sold                                                 1,185          303          290
Equity securities purchased                                           (1,012)        (349)        (284)
Mortgage loans advanced                                                 (187)        (148)        (453)
Mortgage loans repaid                                                    274          314          274
Real estate sold                                                         101           54           40
Real estate purchased                                                    (58)        (219)        (117)
Policy loans advanced, net                                              (155)        (133)        (145)
Short-term investments                                                  (431)        (251)          85
Separate account seed money                                               --           32           (2)
Other investments, net                                                   196         (355)          25
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               $   (295)    $ (1,213)    $   (111)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances     $  1,336     $  1,263     $    668
Withdrawals from policyholder account balances                        (1,579)        (987)        (611)
Amounts due to affiliates                                                250           --           --
Net reinsurance (payable) recoverable                                     87         (158)         (86)
Dividend to shareholder                                                   --           --         (150)
Borrowed funds                                                           107           50           --
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 $    201     $    168     $   (179)
------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                       33           49          (41)
Balance, beginning of year                                               131           82          123
------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                $    164     $    131     $     82
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                The Manufacturers Life Insurance Company (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                            (IN MILLIONS OF DOLLARS)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), which in turn is a wholly owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. . Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In June of 1999, the Company increased its ownership interest in its subsidiary, Manulife-Wood Logan Holding Co. Inc. ("MWL"), to 78.4% through the purchase of the 15% outside party interest. The purchase was at fair value and generated goodwill of $45.0, which is being amortized into income on a straight-line basis over 15 years.

      In December of 2000 and through an issue of shares, the Company acquired the remaining 21.6% minority interest in MWL from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value at the time of purchase and no goodwill was generated.


2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying consolidated financial statements of ManUSA have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of ManUSA and its subsidiaries.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

      b) RECENT ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement also addresses contracts that contain embedded derivatives, such as certain insurance contracts. In July 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 which made certain changes to the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133.

      Effective January 1, 2001, all derivatives instruments will be reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges will be recognized in current period earnings.

      Based on the Company's derivative positions as at December 31, 2000, the Company estimates that there will be no material impact to the income statement upon adoption of this new accounting standard.

      As formal interpretations of this new standard continue to be issued by the FASB, the Company is continuing its analysis of insurance products in order to identify embedded derivatives that may require bifurcation under the statement. Any embedded derivatives identified and that require bifurcation will be marked to market through earnings

      c) INVESTMENTS

      The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. Discounts and premiums on investments are amortized using the effective interest method.

      Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

      Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discount. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

      Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the income statement.

      Policy loans are reported at aggregate unpaid balances, which approximate fair value.

      Short-term investments include investments with maturities of less than one year at the date of acquisition.

      d) CASH EQUIVALENTS

      The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      e) DEFERRED ACQUISITION COSTS ("DAC")

      Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. DAC associated with all other insurance contracts is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on current and estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The equity impact of any such adjustments is included in net unrealized gains (losses) in other comprehensive income. DAC is reviewed annually to determine recoverability from future income. To the extent that the DAC is assessed as not recoverable, it is immediately expensed.

      f) POLICYHOLDER LIABILITIES

      Policyholder liabilities for traditional non-participating life insurance policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

      For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net unrealized gains associated with the underlying assets.

      For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. Policy charges, which compensate the Company for future services, are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

      For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%.

      As of December 31, 2000, participating insurance expressed as a percentage of insurance in force is 66.3%. The amount of policyholders' dividends to be paid is approved annually by Manulife Financial's Board of Directors. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 2000.

      g) SEPARATE ACCOUNTS

      Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

      h) REVENUE RECOGNITION

      Premiums on long-duration life insurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period.

      Receipts on variable annuity and variable life contracts, universal life insurance contracts, and investment contracts are reported as deposits to account values as described in note 2(f) and not as premiums. Revenue from these policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policyholder account values. Policy charges that are designed to compensate the Company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC.

      Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

      Investment income is recorded as revenue when due.

      i) EXPENSES

      Expenses for variable annuity and variable life contracts, and for universal life insurance contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

      j) REINSURANCE

      The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

      k) INCOME TAX

      Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." ManUSA joins its direct parent, Manulife Reinsurance Corporation (U.S.A.), its indirect parent, The Manufacturers Investment Corporation, and its subsidiary, The Manufacturers Life Insurance Company of America, in filing a U.S. consolidated income tax return as a life insurance group under the provisions of the Internal Revenue Service. A separate life insurance group for certain of ManUSA's subsidiaries is also in place. In accordance with the income tax-sharing agreements, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies within the two groups filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities, and their recorded amounts for financial reporting purposes.

      l) FOREIGN EXCHANGE

      The balance sheet and statement of income of the Company's foreign operations as well as non-U.S. dollar investments are translated into U.S. dollars using the current exchange and average exchange rates respectively. Translation adjustments are included in accumulated other comprehensive income (loss).

      m) DERIVATIVES

      The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. These derivatives are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on these derivatives are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions established as hedges but no longer considered hedges are included in income from the date at which they are no longer considered to be hedges.

      The Company also uses derivatives to manage foreign currency exposures associated with expected future policy maintenance and acquisition expenses relating to the current inforce block of business. These derivatives are designated as non-hedges. Realized and unrealized gains and losses on these derivatives are included in income.

      Derivative income and expenses are included in investment income in the Consolidated Statements of Income. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, with deferred realized net gains presented as such in the Consolidated Balance Sheets.


3.    INVESTMENTS AND INVESTMENT INCOME

      a) FIXED-MATURITY AND EQUITY SECURITIES

      At December 31, 2000, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                 GROSS                  GROSS
                                    AMORTIZED COST          UNREALIZED GAINS       UNREALIZED LOSSES           FAIR VALUE
AS AT DECEMBER 31
($ millions)                        2000         1999         2000       1999       2000         1999         2000         1999
-------------------------------------------------------------------------------------------------------------------------------
Fixed-maturity securities:
U.S. government                  $ 1,240      $ 1,440      $   103    $    23    $    --      $   (57)     $ 1,343      $ 1,406
Foreign governments                1,730        1,677          204         81         --          (16)       1,934        1,742
Corporate                          5,561        5,323          111         56       (215)        (254)       5,457        5,125
Asset - backed                     1,049        1,121           21          4         (7)         (40)       1,063        1,085
-------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY               9,580        9,561          439        164       (222)        (367)       9,797        9,358
SECURITIES
-------------------------------------------------------------------------------------------------------------------------------
 Equity securities               $   707      $   622      $   210    $   524    $   (65)     $   (40)     $   852      $ 1,106
-------------------------------------------------------------------------------------------------------------------------------

      Proceeds from sales of fixed-maturity securities during 2000 were $6,583.5 (1999 - $4,302.4 and 1998 - $3,906.1). Gross gains and losses of $70.7 and
      $241.9 respectively, were realized on those sales (1999 - $49.0 and $166.7 respectively, 1998 - $90.6 and $90.4 respectively).

      Proceeds from the sale of equity securities during 2000 were $1,185.2 (1999 - $303.3 and 1998 - $290.0). Gross gains and losses of $319.2 and
      $59.8 respectively, were realized on those sales (1999 - $84.0 and $38.7 respectively, 1998 - $47.4 and $45.0 respectively).

      The contractual maturities of fixed-maturity securities at December 31, 2000 are shown below.

AS AT DECEMBER 31, 2000
($ millions)
                                                                     AMORTIZED COST       FAIR VALUE
----------------------------------------------------------------------------------------------------
Fixed-maturity securities, excluding mortgage-backed securities:
     One year or less                                                   $    230           $    228
     Greater than 1; up to 5 years                                         1,134              1,144
     Greater than 5; up to 10 years                                        2,425              2,429
     Due after 10 years                                                    4,742              4,933
Asset - backed securities                                                  1,049              1,063
----------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES                                         $  9,580           $  9,797
----------------------------------------------------------------------------------------------------

      Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

      b) MORTGAGE LOANS

      Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000        1999
--------------------------------------------------------------------------------
IMPAIRED LOANS                                               $ 80        $ 86
--------------------------------------------------------------------------------
Allowance, January 1                                         $ 57        $106

Deductions                                                     (6)        (49)
--------------------------------------------------------------------------------
ALLOWANCE, DECEMBER 31                                       $ 51        $ 57
--------------------------------------------------------------------------------

      c) INVESTMENT INCOME

      Income by type of investment was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ MILLIONS)                                2000           1999           1998
--------------------------------------------------------------------------------
Fixed-maturity securities                $   727        $   726        $   729

Equity securities                             60             18             16

Mortgage loans                               126            149            156

Investment real estate                        95             71             62

Other investments                            184            195            164
--------------------------------------------------------------------------------
Gross investment income                    1,192          1,159          1,127

Investment expenses                          (57)           (38)           (27)
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                    $ 1,135        $ 1,121        $ 1,100
--------------------------------------------------------------------------------

4.    COMPREHENSIVE INCOME

      a) COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                     2000       1999       1998
-------------------------------------------------------------------------------------------
NET INCOME                                                      $ 248      $ 293      $ 140
-------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
  Unrealized holding gains (losses) arising during the year        73         (4)        54
    Foreign currency translation                                   (7)         1         --
    Less:
    Reclassification adjustment for realized gains and losses
       Included in net income                                     (89)        18         33
-------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                 155        (21)        21
-------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                            $ 403      $ 272      $ 161
-------------------------------------------------------------------------------------------

      Other comprehensive income (loss) is reported net of tax (benefit) expense of ($87), $30, and $(11) for 2000, 1999, and 1998, respectively.

      Accumulated other comprehensive income is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                                      $ 132        $ 154
     Current period change                                    158          (22)
--------------------------------------------------------------------------------
     Ending balance                                         $ 290        $ 132
--------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                                      $  (4)       $  (5)
     Current period change                                     (3)           1
--------------------------------------------------------------------------------
     Ending balance                                         $  (7)       $  (4)
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME                      $ 283        $ 128
================================================================================

      b) UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

      Net unrealized gains (losses) on fixed-maturity and equity securities included in other comprehensive income were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
Gross unrealized gains                                     $  688       $  753

Gross unrealized losses                                      (340)        (439)

DAC and other amounts required to satisfy policyholder         53         (117)
      liabilities

Deferred income taxes                                        (111)         (65)
--------------------------------------------------------------------------------
NET UNREALIZED GAINS ON SECURITIES AVAILABLE-FOR-SALE      $  290       $   32
--------------------------------------------------------------------------------

5.    DEFERRED ACQUISITION COSTS

      The components of the change in DAC were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                               2000           1999
--------------------------------------------------------------------------------
Balance, January 1                                      $ 1,631        $ 1,078
Capitalization                                              590            463
Accretion of interest                                        92             82
Amortization                                               (272)          (122)
Effect of net unrealized gains on securities                 25            130
       available-for-sale
Currency Translation                                         --             --
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31                                    $ 2,066        $ 1,631
================================================================================

6.    INCOME TAXES

      The components of income tax expense (benefit) were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                          2000      1999       1998
--------------------------------------------------------------------------------
Current expense (benefit)                           $   56    $  (17)    $   75

Deferred expense (benefit)                              34       194          7
--------------------------------------------------------------------------------
TOTAL EXPENSE                                       $   90    $  177     $   82
================================================================================

      Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

      Included in the current benefit for 2000 is a $28.9 one time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit pertaining to 2000 earnings is $9.1.

      The Company's deferred income tax asset (liability), which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                   2000       1999       1999
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

     Differences in computing policy reserves                $  630     $  635     $  850

     Investments                                                 --         --         85

     Policyholder dividends payable                              11          9         11

     Net capital loss                                             6         --         --

     Net operating loss                                          41         --         --

     Other deferred tax assets                                   19         --         10
-----------------------------------------------------------------------------------------
Deferred tax assets                                          $  707     $  644     $  956
-----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

     Deferred acquisition costs                              $  340     $  244     $  103

     Unrealized gains on securities available-for-sale          140        189        387

     Premiums receivable                                         13         14         19

     Investments                                                 47         14         --

     Other deferred tax liabilities                              42         32         72
-----------------------------------------------------------------------------------------
Deferred tax liabilities                                     $  582     $  493     $  581
-----------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                      $  125     $  151     $  375
-----------------------------------------------------------------------------------------

      The Company files a consolidated federal income tax return. ManUSA and its subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates, which is settled periodically.

      At December 31, 2000, the Company has operating loss carry forwards of $116 that will begin to expire in 2014, and capital loss carry forwards of $18 that are available for carry back.

7.    NOTE PAYABLE

      On December 29, 1997, the Company issued a surplus debenture for $200,000 plus interest at 7.93% per annum to Manufacturers Investment Corporation ("MIC"), an indirect parent company. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or winding-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16 for each of 2000, 1999, and 1998. Interest paid was $9, $16, and $9 for 2000, 1999, and 1998, respectively.

8.    CAPITAL AND SURPLUS

      Capital Stock is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                     2000      1999
--------------------------------------------------------------------------------
AUTHORIZED:
   50,000,000 Preferred shares, Par value $1.00                     -         -
   50,000,000 Common shares, Par value $1.00
--------------------------------------------------------------------------------
ISSUED AND OUTSTANDING:
   100,000 Preferred shares
   4,711,772 Common shares (4,544,504 in 1999)                      5         5
================================================================================

      Pursuant to an agreement dated December 31, 2000, ManUSA purchased from MRL-LLC all of MRL-LLC's 21.6% interest in Manulife Wood Logan Holdings. In exchange, ManUSA transferred 167,268 of its common shares to MRL-LLC and forgave a promissory note owed by MRL-LLC amounting to $52 plus accrued interest. The result was a $22 addition to the Company's contributed surplus. The agreement permits the use of estimates in determining the value of the shares exchanged until, at a mutually agreed upon date, a final valuation of the respective companies is performed. As a result of the valuation, there may be a future adjustment to the number of shares transferred.

      ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

      Net (loss) income and capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                      2000         1999         1998
------------------------------------------------------------------------------------------------
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A):
   Net income                                                  $   200      $   132      $    87
   Net capital and surplus                                       1,384        1,560        1,305
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA:
   Net (loss) income                                           $   (59)     $    (3)     $    28
   Net capital and surplus                                         152          171          158
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA:
   Net (loss) income                                           $   (19)     $     6      $   (24)
   Net capital and surplus                                         120          137          122
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK:
   Net (loss) income                                                (3)           1           (6)
   Net capital and surplus                                          61           64           63
------------------------------------------------------------------------------------------------

      The National Association of Insurance Commissioners has revised the Accounting Practices and Procedure Manual in a process referred to as Codification effective for January 1, 2001. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that ManUSA and its life insurance subsidiaries use in preparing their statutory-basis financial statements. The cumulative effect of such changes will be reported as an adjustment to statutory-basis capital and surplus as of January 1, 2001. The effect of adopting these changes has not resulted in a significant reduction in the statutory-basis capital and surplus of ManUSA nor of its life insurance subsidiaries.

      As a result of the demutualization of Manufacturers Life, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of Manufacturers Life's Plan of Demutualization.

9.    EMPLOYEE BENEFITS

      a) EMPLOYEE RETIREMENT PLAN

      The Company sponsors a non-contributory pension plan, the Cash Balance Plan ("the Plan"), which provides pension benefits based on length of service and final average earnings. Pension benefits are provided to those participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Plan is a life annuity, with various optional forms available. Vested benefits are fully funded; current pension costs are funded as they accrue.

      Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs that relate to current service are charged to earnings in the current period. Experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized in 2000, 1999, or 1998 because the plan was subject to the full funding limitation under the Internal Revenue Code.

      At December 31, 2000, the projected benefit obligation of the plan based on an assumed interest rate of 7.25% was $52. The fair value of plan assets is $81.

      The Company also sponsors an unfunded supplemental cash balance plan ("the Supplemental Plan") for its executives. This non-qualified plan provides defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. This plan covers the Company employees and selected executives. Pension benefits are provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415. Contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. These annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in Internal Revenue Code
      Section 401(a)(17). In addition, a one-time contribution may be made for a participant if it is determined at the time of their termination of employment that the participant's pension benefit under the Plan is limited by Internal Revenue Code Section 415. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Plan's benefit formula but for the limitation in Internal Revenue Code Sections 401(a)(17) and 415.

      Benefits under the Supplemental Plan are provided to participants after three years. The default form of payment under this plan is a lump sum although participants may elect to receive payment in the form of an annuity provided that such election is made within the time period prescribed in the plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

      At December 31, 2000, the projected benefit obligation to the participants of the Supplemental Plan was $22. This is based on an assumed interest rate of 7.25%.

      Prior to July 1, 1998, the Company also participated in an unfunded Supplemental Executive Retirement Plan ("Manulife SERP") sponsored by Manufacturers Life for executives. This was a non qualified plan that provided defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. The Manulife SERP covered the Company's employees and selected executives of MNA. Pension benefits were provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415.

      b) 401(K) PLAN

      The Company sponsors a defined contribution 401(k) Savings Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $1 for each of 2000, 1999, and 1998.

      c) DEFERRED COMPENSATION PLAN

      The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans involving stock of ManUSA.

      d) POSTRETIREMENT BENEFIT PLAN

      In addition to the retirement plans, the Company sponsors a postretirement benefit plan, which provides retiree medical and life insurance benefits to those who have attained age 55 with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

      The Company accounts for its retiree benefit plan using the accrual method.

      The postretirement benefit cost for the year ended December 31, 2000 was $2. This amount includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

      Information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan, determined in accordance with GAAP as estimated by a consulting actuary for the December 31 year end of the respective plans, is as follows:

                                                   EMPLOYEE                 POSTRETIREMENT
                                                  RETIREMENT                   BENEFIT
                                                     PLAN                       PLAN
AS OF DECEMBER 31                           ---------------------------------------------------
(in thousands)                                 2000          1999          2000          1999
-----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year     $(68,410)     $(67,253)     $(16,966)     $(19,893)
Service cost                                  (2,202)       (2,288)         (482)         (613)
Interest cost                                 (5,044)       (4,575)       (1,150)       (1,082)
Amendments                                    (1,011)           --            --            --
Actuarial gain (loss)                         (2,629)         (854)           60         3,903
Benefits paid                                  5,497         6,560           658           719
-----------------------------------------------------------------------------------------------
Benefits obligation at end of year          $(73,799)     $(68,410)     $(17,880)     $(16,966)
-----------------------------------------------------------------------------------------------

                                                             EMPLOYEE                 POSTRETIREMENT
                                                            RETIREMENT                   BENEFIT
                                                               PLAN                        PLAN
AS OF DECEMBER 31                                     ---------------------------------------------------
(in $thousands)                                           2000          1999          2000          1999
---------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year        $ 86,777      $ 84,686      $     --      $     --
Actual return on plan assets                            (1,618)        7,428            --            --
Employer contribution                                    1,320         1,223           658           719
Benefits paid                                           (5,497)       (6,560)         (658)         (719)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $ 80,982      $ 86,777      $     --      $     --
---------------------------------------------------------------------------------------------------------
Funded status                                         $  7,183      $ 18,367      $(17,880)     $(16,966)
Unrecognized transition obligation (asset)              (8,455)      (10,778)           --            --
Unrecognized actuarial loss (gain)                      15,580         4,303       (14,695)      (15,621)
Unrecognized prior service cost                          3,187         2,437            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Amounts recognized in statement of financial
   position of the Company consist of:
   Prepaid benefit cost                               $ 34,082      $ 29,934      $     --      $     --
   Accrued benefit liability                           (21,130)      (20,741)      (32,575)      (32,587)
   Intangible asset                                        928         1,172            --            --
   Accumulated other comprehensive income                3,615         3,964            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Other comprehensive income attributable to change     $   (349)           --            --            --
in additional minimum liability recognition
---------------------------------------------------------------------------------------------------------

* Amount is net of retiree contributions.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN (CONTINUED)

                                          EMPLOYEE             POSTRETIREMENT
                                         RETIREMENT               BENEFIT
                                            PLAN                   PLAN
                                      -----------------------------------------
AS OF DECEMBER 31                      2000        1999        2000        1999
--------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                         7.25%       7.50%       7.25%       7.50%
Expected return on plan assets        8.50%       8.50%        n/a         n/a
Rate of compensation increase         5.00%       5.00%       5.00%       5.00%

      On December 31, 2000, the accrued postretirement benefit cost was $18. The postretirement benefit obligation for eligible active employees was $2. The amount of the postretirement benefit obligation for ineligible active employees was $4. For measurement purposes as of December 31, 2000, an 8 % and 10 % annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5 % in 2006 and 2010, respectively, and remain at those levels thereafter.

                                                                   EMPLOYEE               POSTRETIREMENT
AS OF DECEMBER 31                                                 RETIREMENT                 BENEFIT
(IN THOUSANDS)                                                       PLAN                      PLAN
                                                             -----------------------------------------------
                                                                 2000         1999         2000         1999
------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST FOR PLAN SPONSOR
Service cost                                                 $  2,202     $  2,288     $    483     $    613
Interest cost                                                   5,044        4,575        1,150        1,082
Expected return on plan assets                                 (7,181)      (7,088)          --           --
Amortization of net transition obligation                      (2,323)      (2,323)          --           --
Amortization of prior service cost                                262          221
Recognized actuarial loss (gain)                                  150          343         (986)        (892)
------------------------------------------------------------------------------------------------------------
Net periodic (benefit) cost                                  $ (1,846)    $ (1,984)    $    647     $    803
------------------------------------------------------------------------------------------------------------

      The projected benefit obligation in excess of plan assets, the accumulated benefit obligation in excess of plan assets, and the fair value of plan assets for the Supplemental Plan were $22, $21, and $0 respectively, as of December 31, 2000 and $21, $22, and $0 respectively, as of December 31, 1999.

      The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2000 values:

                                                            100 BASIS-POINT     100 BASIS-POINT
(in thousands)                                                 INCREASE            DECREASE
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components         $   275             $  (214)
Effect on postretirement benefit obligation                     $ 2,521             $(2,036)
-----------------------------------------------------------------------------------------------

10.   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses a variety of off-balance sheet financial instruments as part of its efforts to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Those instruments include interest rate exchange agreements and foreign currency forward contracts. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

      The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

      INTEREST RATE EXCHANGE AGREEMENTS (SWAPS AND FLOORS)

      The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities, and its overall aggregate portfolio. These interest rate exchange agreements consist primarily of interest rate swap agreements and interest rate floors. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the accompanying statements of operations through an adjustment to investment income, as appropriate, over the lives of the agreements. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a straight-line basis over the shorter of the lives of the agreements or the expected remaining lives of the underlying assets or liabilities.

      FOREIGN CURRENCY FORWARDS

      The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk resulting from the fact that it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance expense in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

      Outstanding derivatives with off-balance sheet risks are as follows:

                                               NOTIONAL OR
AS AT DECEMBER 31                            CONTRACT AMOUNTS       CARRYING VALUE        FAIR VALUE
($ millions)                                 2000        1999       2000      1999      2000      1999
--------------------------------------------------------------------------------------------------------
Interest rate & currency swaps & floors     $1,008      $  869     $    5    $   (2)   $    5    $   (2)

Interest rate option written                    22          22         --        --        --        --

Equity Contracts                                68          --         (1)       --        (1)       --

Currency forwards                            1,125         973          5        32         5        32
--------------------------------------------------------------------------------------------------------
TOTAL DERIVATIVES                           $2,223      $1,864     $    9    $   30    $    9    $   30
========================================================================================================

      Fair value of off-balance sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counterparties.

11.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying values and the estimated fair values of the Company's financial instruments at December 31, 2000 were as follows:

($ millions)                                    CARRYING VALUE      FAIR VALUE
--------------------------------------------------------------------------------
ASSETS:
   Fixed-maturity and equity securities            $ 10,649          $ 10,649
   Mortgage loans                                     1,539             1,626
   Policy loans                                       1,998             1,998
   Derivative financial instruments                       9                 9
   Separate account assets                           29,681            29,681
LIABILITIES:
   Insurance investment contracts                  $  1,550          $  1,517
   Separate account liabilities                      29,681            29,681
--------------------------------------------------------------------------------

      The following methods and assumptions were used to estimate the fair values of the above financial instruments:

      FIXED-MATURITY AND EQUITY SECURITIES: Fair values of fixed-maturity and equity securities were based on quoted market prices, where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

      MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

      POLICY LOANS: Carrying values approximate fair values.

      DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

      INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts which do not subject the Company to significant mortality or morbidity risks was estimated using cash flows discounted at market rates.

      SEPARATE ACCOUNT ASSETS AND LIABILITIES: The carrying amounts in the balance sheet for separate account assets and liabilities approximate their fair value.

12.   RELATED PARTY TRANSACTIONS

      The Company has formal service agreements with ManUSA's indirect parent, Manufacturers Life, which can be terminated by either party upon two months' notice. Under the various agreements, the Company will pay direct operating expenses incurred by Manulife Financial on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $243, $194, and $171 in 2000, 1999, and 1998, respectively.

      Manulife Financial provides a claims paying guarantee to most U.S. policyholders.

      On September 23, 1997, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited ("MRL"), an affiliated life insurance company domiciled in Bermuda, to reinsure a closed block of participating life insurance business. As there was an insufficient transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRL under the terms of the agreement. Included in amounts due from affiliates is $568 (1999 - $562) representing the receivable from MRL for the transferred assets.

      The Company loaned $20 to MRL pursuant to a promissory note dated September 29, 2000. The loan is due on September 29, 2005 with interest calculated at 7.30% per annum, payable quarterly starting December 15, 2000.

      Pursuant to a promissory note dated June 12, 2000, the Company loaned $7 to MRL. Principal and accrued interest are payable on June 12, 2003. Interest on the loan calculated at 7.65% is payable semi-annually starting August 1, 2000.

      Pursuant to a promissory note and a credit agreement dated December 19, 2000, the Company received a loan of $250 ($375 Canadian) from an affiliate, Manulife Hungary Holdings KFT. The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001.

13.   REINSURANCE

      In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

      The effects of reinsurance on premiums with unrelated insurance companies were as follows:

FOR THE YEARS ENDED DECEMBER 31                    2000       1999       1998
($ millions)
--------------------------------------------------------------------------------
Direct premiums                                   $  963     $  976     $  908

Reinsurance assumed                                   14         12         --

Reinsurance ceded                                   (163)      (107)       (60)
--------------------------------------------------------------------------------
TOTAL PREMIUMS                                    $  814     $  881     $  848
--------------------------------------------------------------------------------

      Reinsurance recoveries on ceded reinsurance contracts were $186.9, $32.9, and $41.2 during 2000, 1999, and 1998, respectively.

14.   CONTINGENCIES

      In 1999, the Company settled a class action lawsuit related to policies sold on a "vanishing premium" basis. As a result of the settlement, the Company has agreed to pay special enhancements for certain policies beginning on or after July 1, 1999. The present value of these payments has an expected value of $150. In addition, the Company will pay $50 to policyholders as part of a claims resolution process and has agreed, subject to certain conditions, to not reduce dividends for a period of 3 years and to maintain the program of voluntary enhancements that was previously implemented. The voluntary enhancements have an expected present value of $300. Management believes that these provisions are also adequate to address the remaining class actions and individual actions, including actions that may result from policyholders who have opted out of class settlement. However, there can be no assurance that these legal proceedings or any further litigation relating to life insurance pricing and sales practices will not have a material adverse effect on the Company's business, financial conditions or results of operation.

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company is subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)




                  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000




   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                            [MANULIFE FINANCIAL LOGO]

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
CONSOLIDATED BALANCE SHEETS

                                                                               AS AT               AS AT
                                                                        SEPTEMBER 30         DECEMBER 31
ASSETS  ($ millions)                                                            2001                2000
--------------------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
INVESTMENTS
   Securities available-for-sale, at fair value
       Fixed-maturity (amortized cost:  2001 $9,568 ; 2000 $9,580)      $     10,085       $      9,797
       Equity (cost:  2001 $ 956 ; 2000 $707)                                    833                852
   Mortgage loans                                                              1,629              1,539
   Real estate                                                                   964                986
   Policy loans                                                                2,171              1,998
   Short-term investments                                                        863                715
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                       $     16,545       $     15,887
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                               $         26       $        164
Deferred acquisition costs                                                     2,224              2,066
Deferred income taxes                                                            144                125
Due from affiliates                                                              276                261
Amounts recoverable from reinsurers                                              821                572
Other assets                                                                     583                677
Separate account assets                                                       26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $     46,847       $     49,433
========================================================================================================

LIABILITIES, CAPITAL AND SURPLUS  ($ millions)
--------------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                                $     17,331       $     16,240
   Note payable                                                                  200                200
   Other liabilities                                                             650                764
   Separate account liabilities                                               26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       $     44,409       $     46,885
--------------------------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
   Capital stock                                                        $          5       $          5
   Retained earnings                                                           2,345              2,260
   Accumulated other comprehensive income                                         88                283
--------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                               $      2,438       $      2,548
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                  $     46,847       $     49,433
========================================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
Consolidated Statements of (Loss) Income (UNAUDITED)

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           SEPTEMBER 30            SEPTEMBER 30

($ millions)                                              2001        2000        2001        2000
--------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                           $  203      $  196      $  594      $  613
     Fee income                                            222         244         678         702
     Net investment income                                 283         287         835         846
     Realized investment gains (losses)                     22         (24)        109         129
     Other                                                   1           2           3          --
--------------------------------------------------------------------------------------------------
TOTAL REVENUE                                           $  731      $  705      $2,219      $2,290
--------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                   $  443      $  393      $1,191      $1,249
     Operating expenses and commissions                    135         148         427         446
     Amortization of deferred acquisition costs             89          52         204          97
     Interest expense                                        7           4          23          13
     Policyholder dividends                                 91          87         258         251
     Minority interest expense                              --          13          --          19
--------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             $  765      $  697      $2,103      $2,075

--------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAX (RECOVERY) EXPENSE      $  (34)     $    8      $  116      $  215
--------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                           $  (14)     $  (27)     $   31      $   46

--------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                       $  (20)     $   35      $   85      $  169
--------------------------------------------------------------------------------------------------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

                                                         ACCUMULATED
                                                            OTHER
                                 CAPITAL    RETAINED    COMPREHENSIVE    TOTAL CAPITAL
($millions)                       STOCK     EARNINGS       INCOME         AND SURPLUS
--------------------------------------------------------------------------------------
Balance at December 31, 2000      $   5     $  2,260       $  283           $ 2,548
Comprehensive income                 --           85         (195)             (110)
--------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2001       $   5     $  2,345       $   88           $ 2,438
======================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)

                                                                                                   NINE MONTHS ENDED
                                                                                                      SEPTEMBER 30
($ millions)                                                                                         2001          2000
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                                       $     85      $    169
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
     Additions to policyholder liabilities and accruals                                               306           237
     Deferred acquisition costs                                                                      (390)         (446)
     Amortization of deferred acquisition costs                                                       204            97
     Amounts recoverable from reinsurers                                                               (6)           72
     Realized investment gains                                                                       (109)         (129)
     Decreases (additions) to deferred income taxes                                                    40           (25)
     Amounts due from affiliates                                                                       34           367
     Other assets and liabilities, net                                                               (173)         (295)
     Other, net                                                                                        87            50
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                              $     78      $     97
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                                $  7,511      $  4,355
Fixed-maturity securities purchased                                                                (7,454)       (4,682)
Equity securities sold                                                                                180           692
Equity securities purchased                                                                          (419)         (458)
Mortgage loans advanced                                                                              (212)         (104)
Mortgage loans repaid                                                                                 124           218
Real estate sold                                                                                       42            50
Real estate purchased                                                                                 (20)          (46)
Policy loans advanced, net                                                                           (173)         (108)
Short-term investments                                                                               (147)          (77)
Other investments, net                                                                                (18)          218
------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                              $   (586)     $     58
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances                                  $  1,401      $    910
Withdrawals from policyholder account balances                                                     (1,064)       (1,175)
Net reinsurance recoverable                                                                            33            71
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                              $    370      $   (194)
------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                                          $   (138)     $    (39)
Cash and cash equivalents at beginning of year                                                        164           131
------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                                           $     26      $     92
========================================================================================================================

See accompanying notes.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001
                            (IN MILLIONS OF DOLLARS)
                                   (UNAUDITED)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In December of 2000 through an issue of shares, the Company acquired the remaining 21.6% minority interest in Manulife-Wood Logan Holding Co. Inc, a subsidiary of the Company, from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value and no goodwill was generated.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001.

      Certain prior year amounts have been reclassified to conform to the current year presentation.

      b) RECENT ACCOUNTING STANDARDS

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations. SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization on January 1, 2002. Goodwill amortization for full year 2001 is not expected to be material and would have been approximately the same amount in 2002 under accounting standards currently in effect. The Company is currently considering the other provisions of the new standard. The impact of adopting these two standards on the Company's financial statements is not expected to be material.

3.    DERIVATIVE FINANCIAL INSTRUMENTS

      Effective January 1, 2001 with the adoption of the Financial Accounting Standards Board Statement No. 133 - "Accounting for Derivative Instrument and Hedging Activities", and Statement No. 138 "Accounting for Certain Derivatives and Certain Hedging Activities", all derivative instruments are reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the use of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

      The Company has entered into a reinsurance agreement with an unaffiliated reinsurer to reinsure the risk associated with the "Guaranteed Retirement Income Program", a rider offered on one of the variable annuity products sold. This rider is designed to protect the policyholder against adverse investment market movements. As a result, there is an embedded derivative within this agreement that has an estimated fair market value of $276 as at September 30, 2001, and is reflected in the Consolidated Balance Sheets as part of "Amounts recoverable from reinsurers". The related $276 estimated fair value of the obligation to the policyholder has been reflected in the Consolidated Balance Sheets as part of "Policyholder liabilities and accruals". There was no cumulative effect on surplus in the consolidated financial statements of the Company upon the adoption of these accounting statements.

4.    COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                       SEPTEMBER 30           SEPTEMBER 30

COMPREHENSIVE INCOME (LOSS):
($ millions)                                          2001        2000       2001        2000
----------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                   $  (20)     $   35     $   85      $  169
----------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized holding gains (losses) arising
during the period                                        5         (38)       (111)       (32)
Foreign currency translation                           (16)         --         (29)        (5)
Less:
Reclassification adjustment for realized
gains (losses) included in net (loss) income            (1)        (43)        55          75
----------------------------------------------------------------------------------------------
Other comprehensive income (loss)                      (10)          5       (195)       (112)
----------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                         $  (30)     $   40     $ (110)     $   57
==============================================================================================

      Other comprehensive loss is reported net of taxes payable (recoverable) of $3 and $3 for the three months and ($89) and ($58) for the nine months ended September 30, 2001 and 2000, respectively.

      Accumulated other comprehensive income is comprised of the following:

                                                    AS AT               AS AT
($ millions)                                 SEPTEMBER 30, 2001   DECEMBER 31, 2000
-----------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                             $  290              $  132
     Current period change                           (166)                158
-----------------------------------------------------------------------------------
     Ending balance                                $  124              $  290
-----------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                             $   (7)             $   (4)
     Current period change                            (29)                 (3)
-----------------------------------------------------------------------------------
     Ending balance                                $  (36)             $   (7)
-----------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME             $   88              $  283
===================================================================================

5.    CONTINGENCIES

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

6.    CODIFICATION

      In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the respective life insurance subsidiaries. In total, statutory-basis surplus of the life insurance entities within the Company increased by $182.

7.    SUBSEQUENT EVENT

      Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention of management to merge all of the operations of The Manufacturers Reinsurance Corporation (U.S.A.) ("MRC"), the direct parent company of ManUSA, into the operations of ManUSA beginning on that date. As a result, products currently sold and administered under the name of MRC will be offered and administered under the name of ManUSA.

                                    PART II

                               OTHER INFORMATION

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

            The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the policies issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT
This registration statement comprises the following papers and documents:

The facing sheet;
Cross-Reference Sheet;
The Prospectus, consisting of 192 pages;
Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940 The signatures; Written consents of the following persons:


A.          Ernst & Young LLP - FILED HEREWITH
B.          Opinion and Consent of Actuary - FILED HEREWITH
C.          Opinion and Consent of James D. Gallagher, Attorney - FILED HEREWITH


The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:


              A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) establishing Separate Account A
                     - FILED HEREWITH


       A(3)(a)(i)    Form of Distribution Agreement. Incorporated by reference
                     to Exhibit A(3)(a)(i) to the registration statement on Form
                     S-6, file number 333-66303 filed October 29, 1998 (the
                     "SVUL Registration Statement").

       A(3)(a)(ii)   Form of Amendment to Distribution Agreement. Incorporated
                     by reference to Exhibit A(3)(a)(ii) to the SVUL
                     Registration Statement.

       A(3)(a)(iii)  Form of Amendment to Distribution Agreement. Incorporated
                     by reference to Exhibit A(3)(a)(iii) to the SVUL Registration Statement.


       A(3)(b)(i)    Form of broker-dealer agreement . Incorporated by Reference to Exhibit A(3)(B)(i) to the registration statement on Form
                     S-6, file number 333-71136 filed October 5, 2001 (the "SPVL
                     Registration Statement").


       A(5)(a) Form of Flexible Premium Variable Life Insurance Policy - Incorporated by reference to Exhibit A(5)(a) to the registration statement on Form S-6, file number 333-82449 filed July 8, 1999.

      A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6) to the registration statement filed July 20, 2000 (File No. 333-41814) (the "Initial Registration Statement")

      A(6)(b) By-Laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the Initial Registration Statement.

       A(8)(a)(i)    Form of Service Agreement between The Manufacturers Life
                     Insurance Company and The Manufacturers Life Insurance
                     Company of America dated June 1, 1988. Incorporated by reference to Exhibit A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

      A(8)(a)(ii)    Form of Amendment to Service Agreement between The
                     Manufacturers Life Insurance Company and The Manufacturers
                     Life Insurance Company of America dated December 31, 1992.
                     Incorporated by reference to Exhibit A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

      A(8)(a)(iii)   Form of Amendment to Service Agreement between The
                     Manufacturers Life Insurance Company and The Manufacturers
                     Life Insurance Company of America dated May 31, 1993.
                     Incorporated by reference to Exhibit A(8)(a)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

      A(8)(a)(iv)    Form of Amendment to Service Agreement between The
                     Manufacturers Life Insurance Company and The Manufacturers
                     Life Insurance Company of America dated June 30, 1993.
                     Incorporated by reference to Exhibit A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

      A(8)(a)(v)     Form of Amendment to Service Agreement between The
                     Manufacturers Life Insurance Company and The Manufacturers
                     Life Insurance Company of America dated December 31, 1996.
                     Incorporated by reference to Exhibit A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

      A(8)(a)(vi)    Form of Amendment to Service Agreement between The
                     Manufacturers Life Insurance Company and The Manufacturers
                     Life Insurance Company of America dated May 31, 1998.
                     Incorporated by reference to Exhibit A(8)(a)(vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

      A(8)(a)(vii)   Form of Amendment to Service Agreement between The
                     Manufacturers Life Insurance Company and The Manufacturers
                     Life Insurance Company of America dated December 31, 1998.
                     Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.

      A(8)(b) Form of Stoploss Reinsurance Agreement. Incorporated by reference to Exhibit A(8)(b) to the SVUL Registration Statement.

      A(8)(c)(i)     Form of Service Agreement. Incorporated by reference to
                     Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

      A(8)(c)(ii)    Form of Amendment to Service Agreement. Incorporated by
                     reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

      A(8)(c)(iii)   Form of Agreement between Manulife Financial Services, LLC and Manulife Wood Logan. Incorporated by reference to Exhibit A(8)(c)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                     333-82449 filed September, 1999.

      A(10)(a)(i)    Form of Application for Flexible Premium Variable Life
                     Insurance Policy. Incorporated by reference to Exhibit
                     A(10) to post effective amendment no. 7 to the registration statement on Form S-6, file number 33-52310, filed April
                     26, 1996.

      A(10)(b) Form of Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to post effective amendment no. 9 to the registration statement on Form S-6, file number 33-52310, filed December 23, 1996.


      A(10)(c) Form of Assumption Reinsurance Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America . Incorporated by reference to exhibit A(10)(c) to the SPVL Registration Statement.


2.  Consents of the following:


       A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.) - FILED HEREWITH



       B. Opinion and consent of Naveed Irshad, Pricing Actuary, of The Manufacturers Life Insurance Company (U.S.A.) - FILED HEREWITH



       C. Consent of Ernst & Young LLP (Philadelphia, Pennsylvania) - FILED HEREWITH


3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4. Not applicable.

6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit (6) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-82449 filed September 22, 1999.

7. Powers of Attorney


       (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Joseph J. Pietroski, Rex Schlaybaugh) incorporated by reference to exhibit 7 to initial registration statement on Form S-6, file number 333-41814 filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.)



       (ii)   Powers of Attorney (John Ostler) . Incorporated by reference to exhibit 7 to the SPVL Registration Statement.



       (iii) Powers of Attorney (Jim Boyle, John Lyon) . Incorporated by reference to exhibit 7 to the SPVL Registration Statement.



 8. Undertakings



Article XII of the Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) provides as follows:



No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:



i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;



ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;



iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;



iv) a transaction from which the director derived an improper personal benefit; or

v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.



If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.



Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:



            Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have duly caused this amendment to its Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 1st day of January 2002.

SEPARATE ACCOUNT A OF
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
    (Depositor)


By: /s/ John D. DesPrez III
    ------------------------
    John D. DesPrez III
    President

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)


By: /s/ John D. DesPrez III
    ------------------------
    John D. DesPrez III
    President

                                   Signatures

            Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities indicated on this 1st day of January 2002.


Signature                                                   Title
---------                                                   -----
/s/ John D. DesPrez  III
------------------------                                Chairman and President
John D. DesPrez  III                                    (Principal Executive
                                                        Officer)

      *
------------------------                                Vice President and
John Ostler                                             (Chief Financial
                                                        Officer)

   *
------------------------                                Director
James Boyle

   *
------------------------                                Director
Robert A. Cook

   *
------------------------                                Director
Geoffrey Guy
   *
------------------------                                Director
John Lyon
   *
------------------------                                Director
James O'Malley
   *
------------------------                                Director
Rex Schlaybaugh, Jr.

 * /s/ James D. Gallagher
------------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Item No.       Description


A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) establishing Separate Account A.



2(A) Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.)



2(B) Opinion and consent of Naveed Irshad, Pricing Actuary, of The Manufacturers Life Insurance Company (U.S.A.)



2(C)           Consent of Ernst & Young LLP (Philadelphia, Pennsylvania)